UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-30877

Marvell Technology Group Ltd.
(Exact name of registrant as specified in its charter)


13001437

Bermuda	**77-0481679**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda
(Address of principal executive offices)

(441) 296-6395
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.002 par value per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by non-affiliates of the registrant was approximately $3,893 million based upon the closing price of $11.62 per share on the NASDAQ Global Select Market on July 27, 2012 (the last business day of the registrant's most recently completed second quarter). Common shares held by each director and executive officer of the registrant, as well as shares held by each holder of more than 5% of the common shares known to the registrant (based on Schedule 13G filings), have been excluded for purposes of the foregoing calculation.

As of March 21, 2013, there were 501.7 million common shares of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2013 annual general meeting of shareholders, which proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

TRADEMARKS

Marvell®, Alaska®, ARMADA® Avanta®, Avastar®, Kirkwood®, Link Street®, Prestera®, Xelerated® and Yukon® are registered trademarks of Marvell International Ltd. and/or its affiliates. Any other trademarks or trade names mentioned are the property of their respective owners.

TABLE OF CONTENTS

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MARVELL TECHNOLOGY GROUP LTD.

Forward-Looking Statements

The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements and include statements regarding our expectations, beliefs, intentions or strategies regarding the future. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "can," and similar expressions identify such forward-looking statements. These are statements that relate to future periods and include, without limitation, statements relating to such matters as: our anticipation that the rate of new orders and shipments will vary significantly from quarter to quarter; our expectation regarding industry trends, including statements regarding the hard disk drive ("HDD") industry, the market for hybrid solutions, the mobile and wireless market in China and seasonal trends in the gaming industry; our expectation that a significant percentage of our sales will continue to come from direct sales to key customers; our expectations that quarterly operating results will fluctuate from quarter to quarter; our expectation regarding the current economic environment; our expectations regarding future growth based on market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects, operating expenses and shipments of certain products; the potential opportunities for a new generation of integrated circuit solutions in response to growing demand for products in the semiconductor industry; our expectations regarding our facilities and the sufficiency of our facilities; the anticipated features and benefits of our technology solutions; our ability to execute our strategy and components of our strategy; our plan to strengthen and expand our relationship with customers using a variety of processes; our ability to anticipate the needs of our customers; our expectations that average selling prices of our products will continue to be subject to significant pricing pressures; our ability to transition our semiconductor products to increasingly smaller line width geometries; our expectations regarding competition and our ability to compete successfully in the markets for our products; our ability to reduce our customers' overall system costs; our plan to attract new customers and retain existing customers by the introduction of new products; our continued efforts relating to the protection of our intellectual property, including claims of patent infringement; our expectations regarding the amount of customer concentration in the future; our expectations regarding the portion of our operations and sales outside of the United States, including the amount of our future sales in Asia; our expectations regarding our investment in research and development; our expected results, cash flows and expenses, including those related to sales and marketing, research and development and general and administrative; our expectations regarding acquisitions and investments; our expectations regarding net revenue, sources of revenue and make-up of revenue; our expectation regarding gross margin and events that may cause gross margin to fluctuate; our expectations regarding litigation and the impact of legal proceedings and claims; our expectations regarding the adequacy of our capital resources to meet our capital needs; our expectations regarding future impairment review of our goodwill and intangible assets; our ability to attract and retain highly skilled employees; our expectations regarding the effectiveness of our internal control over financial reporting; our plans regarding forward exchange contracts and the effect of foreign exchange rates; our expectations regarding arrangements with suppliers; our expectations regarding the demand for our products; our expectations regarding the implementation and improvement of operational and financial systems, as well as the implementation of additional procedures and other internal management systems; our expectations regarding the effect of recent accounting pronouncements and changes in taxation rules; our expectations regarding alternative information storage technologies; our expectations regarding defects in our products; and our expectations regarding our share repurchase program and the tax benefits we receive. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to: the impact of international conflict and continued economic volatility in either domestic or foreign markets; our dependence upon the HDD industry, which is highly cyclical; the impact of significant competition in the mobile and wireless communications markets; our dependence on a smaller number of customers; the outcome of pending or future litigation and legal proceedings; our ability to scale our operations in response to changes in demand for existing or new products and services; our maintenance of an effective system of internal control over financial reporting; our ability to develop new and enhanced products; the impact of our complex

products on market acceptance of our new products; our reputation with current or prospective customers; defects in our products; our success in integrating businesses we acquire and the impact such acquisitions may have on our operating results; our ability to estimate customer demand accurately; the success of our strategic relationships with customers; our reliance on independent foundries and subcontractors for the manufacture, assembly and testing of our products; our ability to manage future growth; the development and evolution of markets for our integrated circuits; our ability to protect our intellectual property; the impact of any change in our application of the U.S. federal income tax laws and/or foreign tax laws and the loss of any beneficial tax treatment that we currently enjoy; the impact of changes in international financial and regulatory conditions; the impact of changes in management; the impact of natural disasters on our business; our ability to obtain and renew licenses from third parties; our ability to raise funds; our plans to implement and improve operational, financial and management systems; and the impact of environmental regulations. Additional factors that could cause actual results to differ materially include the risks discussed in Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

In this Annual Report on Form 10-K, references to "Marvell," "we," "us," "our" or the "Company" mean Marvell Technology Group Ltd. and its subsidiaries, except where it is made clear that the term means only the parent company.

PART I

Item 1. *Business*

Overview

We are a fabless semiconductor provider of high-performance application-specific standard products. Our core strength of expertise is the development of complex System-on-a-Chip ("SoC") devices, leveraging our extensive technology portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing, and embedded and standalone ARM-based microprocessor integrated circuits. We also develop platforms that we define as integrated hardware along with software that incorporates digital computing technologies designed and configured to provide an optimized computing solution compared to individual components. Our broad product portfolio includes devices for data storage, enterprise-class Ethernet data switching, Ethernet physical-layer transceivers ("PHY"), mobile handsets and other consumer electronics, wireless networking, personal area networking, Ethernet-based PC connectivity, control plane communications controllers, video-image processing and power management solutions. We were incorporated in Bermuda in January 1995.

Our registered and mailing address is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, and our telephone number there is (441) 296-6395. The address of our U.S. operating subsidiary is Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, and our telephone number there is (408) 222-2500. We also have operations in many countries, including Canada, China, Denmark, Germany, Hong Kong, India, Israel, Italy, Japan, Malaysia, the Netherlands, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Our fiscal year ends on the Saturday nearest January 31. In this Annual Report on Form 10-K, we refer to the fiscal year ended January 27, 2007 as fiscal 2007, the fiscal year ended February 2, 2008 as fiscal 2008, the fiscal year ended January 29, 2009 as fiscal 2009, the fiscal year ended January 30, 2010 as fiscal 2010, the fiscal year ended January 29, 2011 as fiscal 2011, the fiscal year ended January 28, 2012 as fiscal 2012, the fiscal year ended February 2, 2013 as fiscal 2013 and the fiscal year ending February 1, 2014 as fiscal 2014.

Available Information

Our website address is located at www.marvell.com. The information contained in our website does not form any part of this Annual Report on Form 10-K. However, we make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file this material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC").

Industry Background

The semiconductor industry has evolved over the last five decades primarily due to the rapid and systematic advancements in photolithography techniques and new materials used in the manufacture of semiconductor devices, which has enabled the fabrication of transistor devices with a greater number of features and functions at ever-smaller chip sizes and with increasing power efficiency. As transistor line widths shrink over time, transistor density increases proportionally, enabling the manufacture of ever more complex devices in a fixed area of silicon. This phenomenon, known as "Moore's Law," states that with the transition to each new successive process node, transistor device size will shrink by 0.7×. This can enable a 2× increase in the number of transistors, an increase in device performance, a reduction in chip size, or additional functionality. Furthermore, the transition to ever smaller process geometries results in proportionally lower power consumption of integrated circuits.

The effect of Moore's Law on the semiconductor industry has been a rapid increase in the processing speed, the device density of integrated circuits and improved power efficiency. This has enabled the integration of

multiple complex functions onto a single piece of silicon, which in the past required multiple discrete integrated circuits. Concurrently, with the advances in semiconductor technology, there has been an evolutionary shift toward standards-based communication interconnect protocols, such as Ethernet and wireless local area network ("LAN"). This has given rise to a large number of diverse electronic systems suppliers that address the simultaneous transmission of voice, video, audio and data through both wired and wireless connections.

Technological innovations have increased the capability to transmit and process information, which has led to both business enterprise and consumer electronic devices sharing and communicating ever larger amounts of information for a wide array of applications. Due in part to the ongoing evolution of both semiconductor and communications technology, the bandwidth demanded by users has continued to expand at an exponential rate. Additionally, as the bandwidth demand from service providers, enterprises and consumers has risen, there has been a commensurate increase in the required amount of data storage capacity. We believe the market effects enabled by the advances in both semiconductor and communication technologies will provide a large and growing market for our products, technologies and intellectual property capabilities.

Within most modern electronic systems, the device interconnects and data transmission occurs within the analog signal domain. However, due to advanced technologies, modern systems approaches and new algorithms, most new products convert the analog signals into digital signals to process the information. Given the high volume and cost sensitive nature of current electronic devices, it is very beneficial to be able to integrate many of the analog and digital functions onto a single integrated circuit, which can help to increase system performance, lower costs and lower overall power consumption. As a result, these devices require a combination of both analog and digital integrated circuit technologies, more commonly known as mixed-signal technology. Historically, the ability to manufacture mixed-signal technologies required the use of expensive, non-scalable semiconductor manufacturing process technologies. However, to achieve price points that will accelerate the acceptance of these highly integrated mixed-signal devices, a small number of semiconductor suppliers, including us, have invested in the fundamental research and development capability, which allows for the use of high volume, lower cost and scalable complementary metal oxide semiconductor ("CMOS") fabrication technology.

Because the processing requirements of these mixed-signal integrated circuits continue to expand with the increased performance and sophistication of the devices in which they are embedded, many of these integrated circuits are now also integrating high-performance embedded microprocessors and complex digital signal processors to handle the increased workload. This minimizes or eliminates the need for a costly host central processing unit ("CPU"). With improvements in the performance of such embedded microprocessors, devices can further expand their capabilities while at the same time minimizing power requirements.

Many of these new, sophisticated devices are also handheld battery-powered devices in which minimizing power consumption is critical to maximizing the life of the battery. Utilizing highly integrated circuits that are optimized for power efficiency is a critical factor for such handheld devices. Additionally, advanced digital power management solutions that regulate the power supply to the integrated circuits in an efficient and cost-effective manner are becoming increasingly important to the reduction of both the overall power consumption and the total size of the solution.

Platform Integration

Over the last several years, we have transitioned from a supplier of standalone semiconductor components to a supplier of fully integrated platform solutions. Our platform solutions contain multiple intellectual property components in integrated hardware along with software that incorporates digital, analog and mixed signal computing and communication technologies, designed and configured to provide an optimized solution compared to individual components. Our solutions have become increasingly integrated, with ever more components resulting in an all-in-one solution for a given customer's end product. The demand for such highly integrated platform solutions is generally driven by technological changes and anticipation of the future needs of the device manufacturer and end

user, as well as to an increasing extent by service providers, including cellular network carriers and Internet based applications providers. For example, in order to provide a complete solution for a specific handheld consumer electronics device, a device manufacturer may require a solution that integrates a high-performance applications processor, along with seamless communications capability with a 3G/4G Long-Term Evolution ("LTE") multi-band modem, Wi-Fi, Bluetooth, radio frequency ("RF"), GPS and near field communication ("NFC"). In addition, a device manufacturer may require high-definition graphics processing, high-definition video and audio, and power management. These platforms will often cross multiple end markets, integrating components and technologies traditionally associated with one end market with components and technologies from another end market. For example, we may integrate an applications processor, traditionally associated with the mobile and wireless end market, with software and other components in an end user product targeting the home cloud. Therefore, it has become critical that our products across multiple end markets work together seamlessly.

In addition, software has become increasingly important to our business over the last several years, and we expect software to become even more important in the years to come. On-chip software, which acts as the "driver" for the functionality of the chip, has always been a critical part of our business. However, the software that we deliver with our chip has become significantly more complex as the range of uses and the needs in application-level software have increased. For example, a chip that we develop for a smartphone may need to include software that is compatible with the latest version of a specific company's operating system that enables 3D graphics and that works seamlessly with a variety of popular end user applications. These demands require a significant amount of up-front software development, testing, and often additional licensing.

Lastly, the market for consumer electronics devices is becoming increasingly standards-based. These standards change rapidly and often several different standards may exist and overlap in a single market. Our platforms are typically designed to operate seamlessly with all relevant standards, which require us to design products in anticipation of these relevant standards. For example, we have communications processors and software designed to operate on several different cellular standards, including EDGE, WCDMA (3G), TD-SCDMA (China 3G) and 4G LTE.

In summary, while providing the most advanced components at the lowest possible price remains critical to our business, continuing the transformation into a platform company through the integration of multiple components together with industry-leading software capability will continue to increase in importance to our overall success.

Our Markets and Products

During the early stages of the company, our core technologies were focused on the storage market. Today, we provide high-performance products for traditional HDD to companies such as Seagate Technology, Toshiba Corporation and Western Digital Corporation. Over the past few years, we have expanded our core storage technologies by developing solid state flash drive ("SSD") controllers, which are currently sold to flash providers who are building drives based on SSD, such as Micron, Sandisk and Toshiba. In addition, we have also developed unique high-performance solutions for the hybrid market, which we expect to grow rapidly over the next few years. As our business grew, we expanded into the networking market, where we developed industry-leading PHY devices and wired and wireless Ethernet-switching solutions, which enable high-speed transmission between communications systems that are sold by manufacturers of networking and wireless equipment, such as Brocade Communication Systems, Inc., Cisco Systems, Inc., FREEBOX, Hewlett Packard Company, Huawei Technologies Co., Ltd., Intel Corporation, Juniper Networks, Inc. and ZTE Corporation. We also provide complete smartphone platform solutions, including communications and applications processors, wireless, power management and other platform components, for customers such as Research in Motion Limited, Huawei, Motorola, Samsung, Yulong Computer Telecommunication Scientific Co., Ltd. and ZTE Corporation. We also provide printer SoC and system level solutions, including wireless, for both inkjet and laser jet printer systems for companies including Hewlett Packard Company. Our wireless products also are used on a standalone basis in consumer electronics devices, including tablets, wireless access routers and gaming devices, by companies such as Cisco Systems, Microsoft Corporation and Sony Corporation.

Our current product offerings are primarily in three broad end markets: mobile and wireless, storage and networking. Our net revenue by end market for the last three fiscal years are as follows:

	Year Ended					
	February 2, 2013		January 28, 2012		January 29, 2011	
	(in millions, except for percentages)					
Mobile and Wireless	$ 823	26%	$ 969	29%	$1,124	31%
Storage	1,495	47%	1,561	46%	1,651	46%
Networking	709	22%	698	21%	683	19%
Other	142	5%	165	4%	154	4%
Total	$3,169		$3,393		$3,612	

Mobile and Wireless

We offer a broad range of products for the mobile and wireless end market, including communications processors, thin modems and connectivity solutions. Our solutions power the complete value chain of mobile and wireless devices that are designed to provide full-featured, media-rich experiences and robust services to everyone from the business user to the consumer.

Communications and Applications Processors

Our communications processors are highly integrated cellular SoC devices that enable mobile handset developers to address EDGE, WCDMA (3G), TD-SCDMA (China 3G) and 4G LTE mobile network standards. They incorporate high-performance, multi-band baseband thin modems and applications processors in highly integrated, low-power SoC platforms for voice, computation and multimedia-intensive mobile applications for smartphones.

The PXA920 was our first generation 3G communications processor solution that targeted the TD-SCDMA smartphone market. We introduced our next generation solution in fiscal 2013, the PXA986 and PXA988 unified platforms that address the worldwide WCDMA market and China 3G market, respectively. These solutions are highly integrated 3G SoC communications processors that feature advanced modem technologies, with PXA986 integrating a WCDMA modem and PXA988 integrating a TD-SCDMA modem. They combine dual core gigahertz class applications processing performance with advanced 3D graphics and 1080p multimedia processing capability, and are complemented by power management, RF and wireless connectivity components. We recently introduced the PXA1088, an integrated quad-core applications and communications mobile SoC that is designed to provide high-performance, low-power mobile computing and support for all global broadband standards. This advanced single-chip solution features a quad-core processor with support for 3G field-proven cellular modems including high speed packet access plus, time division high speed packet access plus and enhanced data for the GSM environment.

Thin Modems

Our thin modems allow us to target high-end applications and are highly optimized multi-mode baseband modem devices that enable design of a wide-array of high-performance, low-power Internet-connected devices, targeting smartphones and tablets. Our thin modems incorporate a multi-band multi-mode design, which is capable of addressing evolving 3G and 4G mobile standards.

The PXA180x-series modem solutions are a series of highly integrated 4G LTE cellular thin modems supporting Release 9 category 4 (3GPP) FDD and TDD LTE, Release 8 (3GPP) WCDMA, Release 8 (3GPP) TD-SCDMA, and 2.5G (GSM/GPRS/EDGE) cellular standards. These devices target multiple applications, including smartphone, tablet, mobile router (MiFi), automotive and fixed data access points for

enterprise and consumer use. The PXA180x-series modem platform is complimented by power management, RF and in many instances wireless connectivity components. Our newest solutions are designed to support next-generation LTE standards with category 4 speeds, which can achieve up to 150 megabits-per-second downlink throughput.

Connectivity

Our Avastar family of wireless products include standalone Wi-Fi products, as well as multi-function SoCs, which include Wi-Fi and other communications protocols, including Bluetooth, NFC and/or FM, delivered on a single chip. Historically, these products have been incorporated primarily in gaming systems, digital cameras and printers. In today's increasingly connected and mobile lifestyle, the number and variety of products that require wireless communications have expanded significantly and include digital still cameras, gaming systems, tablets, televisions, Blu-ray players, DVRs, mass storage devices, in-car infotainment and smart appliances. Our products are well positioned for these devices by delivering low-power and high-performance functionality with the latest technologies, such as Wi-Fi Certified Passpoint, Wi-Fi Certified Miracast and IEEE 802.11ac. With the introduction of a 4x4 Wi-Fi solution for the enterprise market and a 2x2 combination solution for the consumer market, we have expanded our product offerings in fiscal 2013. In addition, the Avastar family of products are designed to provide a high degree of integration of power management features, RF components and memory.

Mobile Computing Products

Our ARMADA 100, 500, 600 and 2100 products are SoCs that are designed to deliver advanced integration, excellent multimedia performance and superior power consumption savings for mobile computing products. These products have been incorporated into tablets, notebooks, eReaders, gaming devices, scanners and educational devices. We have also introduced thin client products designed to operate on Linux-based devices, offering a low-power and cost-efficient alternative to existing desktop computers. Our ARMADA line of chips are also used in a large variety of embedded devices, ranging from point-of-sale devices, vending machines, connected displays, wireless speakers and other entertainment devices.

Storage

We offer a broad range of integrated data storage products across all major technologies, including HDD, SSD, and hybrid hard disk drive ("HHDD") controllers. In addition, we offer storage system products for complex storage area network solutions. These products provide increased performance and reduced power consumption for enterprise, desktop and mobile storage systems. These integrated SoCs feature ultra-fast read channels, high-performance processors, transceivers, DDR RAM controllers and cryptographic engines.

Hard Disk Drive Controllers

HDD controllers provide high-performance input/output ("I/O") interface control between the HDD and the host system. We support a variety of host system interfaces, including SATA, SAS and Fiber Channel, which can support the complete range of enterprise, desktop and mobile HDDs. We are the leading HDD controller supplier and currently supply products to all of the major hard drive manufacturers. Our HDD controllers with advanced 500-gigabyte-per-platter technology for mobile HDDs, provide a technological advantage that enables a higher level of data storage on a smaller form factor.

Solid-State Drive Controllers

Our SSD controller SoCs are targeted at the growing market for flash-based storage systems, for the enterprise, consumer and mobile markets. Our SSD controllers leverage significant portions of intellectual property and software developed for the HDD market. Additionally, we incorporate unique intellectual property and development required to ensure stable device operation. We have also leveraged our technology in consumer

SSD controllers and have developed a family of SSD controller-based solutions designed for the smartphone end market. We support a variety of host system interfaces, including PCIe, SATA, SAS and emerging mobile standards for a complete range of enterprise, desktop and mobile SSD applications.

Hybrid Hard Disk Drive Controllers

A HHDD is a HDD that also contains flash memory, thereby leveraging the low cost of a HDD with the performance of a SSD. Our HHDD controller SoCs include the technology required for HDD operation as well as a high-speed interface for the on-drive flash memory.

Storage-System Products

Our storage system products enable customers to manage and aggregate data from arrays of multiple HDDs or from multiple servers. Our portfolio of storage system solutions includes devices that convert data from multiple formats, as well as devices which aggregate and consolidate data into high bandwidth streams.

Networking

Residential, enterprise and service provider networks are experiencing rapid change. To meet these challenges, our Networking business is evolving by investing and adding technologies required for the buildout of new network architectures. We are focusing on cloud infrastructure and service provider infrastructure.

Cloud Infrastructure

We supply products related to cloud infrastructure, which encompasses home, private and public cloud networks.

Home cloud is where personal applications and data reside within the privacy and control of a residential network. Our products are designed to allow a multitude of smart devices to share content and manage home services. Our home cloud-related product offerings include our Kirkwood and Link Street families.

Our Kirkwood family of products is based on our embedded CPU technology and has been designed to maximize overall performance while minimizing power consumption. Designed for network-connected consumer electronics equipment, this family of products is used in home gateways, set-top boxes, network storage, printers, media players and point-of-service terminals.

Our Link Street family of 10/100 Fast Ethernet and Gigabit switches is targeted to the small office and home office market, where cost, ease-of-use and flexibility are critical. These devices are targeted at applications, such as standalone switches, media converters, Internet protocol phones, firewall appliances, wireless and wired gateway routers, and wireless access points. When integrated with a high-performance ARM-based embedded microprocessor, a media access controller and PHY interface, our Link Street family of products provide an integrated single-chip solution for small and medium-size business applications, as well as residential applications.

Private cloud represents the next generation of the enterprise network that enables a more mobile workforce, global collaboration, increased bandwidth and enhanced security. Our private cloud product offerings include our Prestera, Discovery Innovation and Alaska families.

The Prestera DX family of Gigabit Ethernet ("GbE") switches offer integration and performance for small and medium-size business networks. These products are designed to enable system vendors to design affordable, plug-and-play, high-density and standalone switches, which address the cost-sensitive desktop switching market. The Prestera EX family of enterprise switches is designed to deliver exceptional price and performance. The Prestera EX family delivers a complete line of Fast Ethernet, GbE and 10GbE switching solutions.

Our Discovery Innovation family of products provides a complete SoC solution based on our embedded CPU technology. These high-performance, low-power, highly integrated processors are ideally suited to a wide range of applications, ranging from sophisticated routers, switches and wireless base stations to high-volume laser printer applications.

Our Alaska family of products includes high-performance and low-power Gigabit transceivers, which address enterprise switching, server and telecom applications. This family of products enables the accelerated deployment of 10GbE capable systems for the LAN, metropolitan area network ("MAN") and wide area network ("WAN") markets. Our low-power, low-cost solutions are designed to address network connectivity for client systems, such as PCs, gaming systems and digital TVs.

Public cloud encompasses low-power commercial data centers, where we are focused on the convergence of networking, computing and storage technologies. Our public cloud product offerings include our Prestera, ARMADA XP and Yukon families.

The Prestera CX family of 10GbE and 40GbE switches is designed for the new generation of high density data centers and optical broadband, as well as the convergence of data and storage networks. Using standards-based congestion management capabilities and dynamic power management, these products enable virtualization, cloud computing and "software as a service."

Our ARMADA XP family of products is a quad-core processing, enterprise-class cloud computing platform. This platform integrates four ARM-based 1.6Hz CPU cores along with a host of I/O peripherals and is optimized to consume low power while simultaneously delivering high-performance per-watt.

Our Yukon family of connectivity products includes integrated, single-chip solutions, based on our proven enterprise-class Alaska family of products. These products are offered in an ultra-small form factor with low-power consumption and are targeted for client and server network interface cards.

Service Provider Infrastructure

We provide Ethernet passive optical network ("EPON"), Gigabit passive optical network ("GPON") and Universal PON technologies used in the deployment of residential fiber access infrastructure and mobile Internet infrastructure, as well as products used in the transition to Internet protocol Radio Access Networks, which will allow for the transition to 4G technologies.

Our Avanta family provides solutions for next generation broadband, based on EPON and GPON architectures. These products consist of a highly integrated Gateway-on-a-Chip solution, Ethernet and packet processing, voice processing, power management and applications processors. Avanta is designed to meet the needs of the next generation Internet and the significant increases in required bandwidth, including high-quality video, online gaming and conferencing.

The Xelerated family provides ultra programmable Ethernet switching solutions designed for carrier Ethernet, united fiber access, mobile backhaul and transport platforms, where high-performance-per-watt is an essential metric.

The Prestera MX multi-layer switching family of products includes fully-integrated 100 MbE, 1GbE and 10GbE-per-second, fast Ethernet configurable devices. These products are targeted at metropolitan edge and access systems in service provider networks.

Other Products

Printing Solutions

Our printer SoCs power many of today's laser and ink printers and multi-function peripherals. These SoCs include a family of printer-specific standard products as well as full-custom printer ASICs. As a leader in mobile solutions, we are also pioneering hardware and software solutions to enable easy printing of content from mobile devices to any printer.

Smart Home Products

Our smart home product portfolio includes the ARMADA 1000 and 1500 products, which are SoC solutions that are designed to enable the next generation of connected consumer platforms and to enhance the digital lifestyle. Other product offerings include our powerline products for home networking and Advanced Metering Infrastructure, DSP Switcher and analog switching regulators for power management solutions, Smart Energy Platforms for building a new generation of connected appliances and lighting platforms that promote an eco-friendly and convenient lifestyle.

Financial Information about Segments

We have determined that we operate in one reportable business segment: the design, development and sale of integrated circuits. For further information, please see "Note 13 — Segment and Geographic Information" in the Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Customers, Sales and Marketing

Our direct sales force targets markets that have high intensity data communications processing and high-performance storage requirements. We complement and support our direct sales force with manufacturers' representatives for our products in North America, Europe and Asia. In addition, we have distributors who support our sales and marketing activities in the United States, Europe and Asia. We also use third party logistics providers, who maintain warehouses in close proximity to our customer's facilities. We expect a significant percentage of our sales will continue to come from direct sales to key customers. We use field application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate our products. We believe that superior field applications engineering support plays a pivotal role in building long-term relationships with customers by improving our customers' time-to-market, maintaining a high level of customer satisfaction and encouraging customers to use our next-generation products.

Our marketing team works in conjunction with our field sales and application engineering force and is organized around our product applications and end markets. Due to the complexity of our products, we believe that individual meetings between our customers and our marketing, sales and engineering teams provide the most effective and rapid means of communicating the capabilities, benefits and extremely technical specifications of each significant new product.

The target customers for our storage products are manufacturers of HDDs, SSDs and HHDDs for the enterprise, desktop and mobile computing markets.

The target customers for our switching, transceiver and connectivity products are manufacturers of high-speed networking equipment targeted at LANs, MANs and WANs, in addition to PC-client OEMs. The target customers for our communications controller and embedded processor products are the manufacturers and vendors of wireless communications equipment and handsets for the Internet voice communications market.

The target customers for our communications and applications processor products are manufacturers of mobile handsets, tablets, personal navigation devices and a large variety of other handheld, portable consumer applications. Our target customers for our wireless and personal area networking products include manufacturers of wireless LAN solutions for small-and-medium size businesses, small office/home office and residential gateway solutions as well as manufacturers of a variety of new consumer applications such as mobile handsets, gaming devices and home entertainment multimedia client devices.

The target customers for our digital video processing products include manufacturers of consumer electronic devices, such as digital televisions, HD-based media players, HD-based set-top-boxes, media clients and audio-visual receivers. The target customers for our power management and green technology products are very diverse and include manufacturers of many different electronic devices.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. Net revenue attributable to significant end customers is presented in the following table as a percentage of net revenue:

	Year Ended		
Customer	**February 2, 2013**	**January 28, 2012**	**January 29, 2011**
Western Digital	24%	19%	21%
Toshiba	10%	*	*
Seagate	10%	*	*
Research in Motion	*	*	14%

* Less than 10% of net revenue

In fiscal 2013, Western Digital acquired Hitachi's HDD unit and in fiscal 2012, Seagate acquired the HDD operations of Samsung.

Our sales are made under purchase orders typically received between one week and four months prior to the scheduled delivery date. These purchase orders can be cancelled without charge if notice is given within an agreed upon period. Because of the scheduling requirements of our foundries, we generally place firm orders for products with our suppliers generally up to 16 weeks prior to the anticipated delivery date and typically prior to an order for the product. These lead times typically change based on the current capacity at the foundries.

A significant number of our products are being incorporated into consumer electronics products, including gaming devices and personal computers, which are subject to significant seasonality and fluctuations in demand. Holiday and back to school buying trends may at times negatively impact our results in the first and fourth quarter and positively impact our results in the second and third quarter of our fiscal years.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. The quantities actually purchased by the customer, as well as the shipment schedules, are frequently revised during the agreement term to reflect changes in the customer's needs. Due to an industry practice that allows customers to cancel or change purchase orders with limited notice prior to the scheduled shipment dates, we believe that backlog is not a reliable indicator of future revenue. In addition, a portion of our revenue is related to inventory pulled by customers from third party logistics providers. As such, this revenue would not be included in the backlog. Our backlog also includes orders from distributors for which revenue is not recognized until the products are sold to end customers.

Research and Development

We believe that our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed largely to the development of high-performance analog, mixed-signal, digital signal processing and embedded microprocessor integrated circuits with the smallest die size and lowest power. We devote a significant portion of our resources to expanding our product portfolio based on a broad intellectual property portfolio with designs that enable high-performance, reliable communications over a variety of physical transmission media. We are also focused on incorporating functions currently provided by stand alone integrated circuits into our integrated platform solutions to reduce our customers' overall system costs.

We have assembled a core team of engineers who have extensive experience in the areas of mixed-signal circuit design, digital signal processing, embedded microprocessors, CMOS technology and system-level architectures. We have invested and will continue to invest significant funds for research and development. Our research and development expense was $1.1 billion, $1.0 billion and $898 million in fiscal 2013, 2012 and 2011, respectively.

Manufacturing

Integrated Circuit Fabrication

The vast majority of our integrated circuits are fabricated using widely available CMOS processes, which provide greater flexibility to engage independent foundries to manufacture integrated circuits at lower costs. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products. We currently outsource a substantial percentage of our integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company. To a lesser extent, we also utilize United Microelectronics Corporation, with the remaining manufacturing outsourced to other foundries primarily in Asia. We work closely with our foundry partners to forecast on a monthly basis our manufacturing capacity requirements. Our integrated circuits are currently fabricated in several advanced manufacturing processes up to and including 28 nanometer. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

Assembly and Test

We outsource all product packaging and testing requirements for our production products to several assembly and test subcontractors, including STATS ChipPAC Ltd. in China, Singapore and Taiwan; Global Testing Corporation in Singapore; Siliconware Precision Industries in Taiwan; ASE Electronics in Malaysia, Singapore and Taiwan; and Amkor in Philippines, South Korea and Taiwan.

Quality Assurance

We are certified to the International Organization for Standardization Quality Management Systems Standard ISO 9001:2008. We build quality into our products starting with the design and development process. Our designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. We pre-qualify each of our subcontractors and conduct regular in-depth quality audits. We closely monitor foundry production to ensure consistent overall quality, reliability and yield levels. All of our independent foundries and assembly-test subcontractors have been awarded ISO 9001 certification.

Environmental Management

We believe that our products are compliant with the current Restriction of Hazardous Substances Directive, the European legislation that restricts the use of a number of substances, including lead, and the REACH (Regulation, Evaluation and Authorization of Chemicals) SVHC Substances Directive. In addition, each of our manufacturing subcontractors complies with ISO 14001:2004, the international standard related to environmental management. We are also working to establish a "conflict-free" supply chain, including ethical sourcing of certain minerals for our products.

Intellectual Property

Our future revenue growth and overall success depend in large part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses to protect our intellectual property. We also enter into confidentiality agreements with our employees, consultants, suppliers and customers and seek to control access to and distribution of, our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products and technology without authorization, independently develop similar technology or design around our patents. In addition, we often incorporate the intellectual property of other companies into our designs and we have certain obligations with respect to the non-use and non-disclosure of their intellectual property. It is possible, however, that the steps taken by us to prevent misappropriation or infringement of our intellectual property or our customers' intellectual property may not be successful.

As of February 2, 2013, we have been issued and/or have acquired over 3,300 U.S. patents and over 900 foreign patents with expiration dates ranging from 2013 to 2033. We also have more than 2,300 U.S. and foreign pending patent applications on various aspects of our technology, however, we cannot be certain whether we will be issued patents as a result of these applications. Furthermore, it is possible that our patents may be invalidated, circumvented, challenged or licensed to others. Additionally, the laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or proprietary information to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. We may need to engage in litigation in the future to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. This litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations.

We have expended and will continue to expend considerable resources in establishing a patent position designed to protect our intellectual property. While our ability to compete is enhanced by our ability to protect our intellectual property, we believe that in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of our employees may be as important to our business as the legal protection of our patents and other proprietary information.

From time to time, we may desire or be required to renew or to obtain licenses from third parties in order to further develop and effectively market commercially viable products. We cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

The integrated circuit industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in significant and often time consuming and expensive litigation. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused the proprietary rights of other parties. Although we defend these claims vigorously, it is possible that we will not prevail in pending or future lawsuits. In addition, we may be sued in the future by other parties who claim that we have infringed their patents or misappropriated or misused their trade secrets, or who may seek to

invalidate one or more of our patents. Any of these claims could materially and adversely affect our business, financial condition and results of operations. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and a diversion of management and personnel resources to defend. In that event, our business, financial condition and results of operations could also be materially and adversely affected. In any of the pending or future claims or actions asserted against us, we may seek to obtain licenses under a third party's intellectual property rights; however, we may not be able to obtain such licenses on commercially reasonable terms, if at all. See "Risk Factors" under Item 1A of this Report on Form 10-K and "Note 10 — Commitments and Contingencies" in the Notes to the Consolidated Financial Statements for further discussion of the risks associated with patent litigation matters.

Competition

The markets for our products are intensely competitive, characterized by rapid technological change, evolving standards, short product life cycles and pricing pressures imposed by high-volume customers. We expect competition to intensify as current competitors continue to strengthen their product offerings and new competitors enter our markets.

We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on a number of factors, including the:

- performance, features, quality and price of our products;
- timing and success of new product introductions by us, our customers and our competitors;
- emergence of new industry standards;
- ability to obtain adequate foundry capacity; and
- number and nature of our competitors in a given market.

By end market our major competitors are as follows:

Mobile and Wireless	*Storage*	*Networking*
Broadcom Corporation	LSI Corporation	Broadcom Corporation
Intel Corporation		Freescale Semiconductor Holdings I, Ltd.
MediaTek, Inc.		LSI Corporation
QUALCOMM Incorporated		
Spreadtrum Communications, Inc.		

In addition, we expect increased competition in the future from other emerging and established companies. Although we believe we will be able to successfully compete with existing and potential competitors, some of these current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sale of their products than we can. Our current or future competitors could develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when our ability to do so may be limited.

Furthermore, current or potential competitors have established or may establish financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the

ability of their products to address the needs of customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which could harm our business.

In addition, many of our current and potential customers have substantial technological capabilities and financial resources. Some customers have already developed, or in the future may develop, technologies that could compete directly with our products. We may also face competition from suppliers of products based on new or emerging technologies.

Historically, average unit selling prices in the integrated circuit industry in general, and for our products in particular, have decreased over the life of a particular product. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the selling prices of our products, we will need to continue to introduce innovative new products. In addition, we need to continue to reduce the cost of our products. To accomplish this, we intend to continue to implement design changes that lower the cost of manufacturing and assembling and testing our products. We may also enter into long-term, strategic arrangements with our foundry partners to secure wafer capacity at reduced prices, by negotiating reduced charges from our foundries. In addition, we plan to work with multiple foundry partners to ensure that our products are qualified and can be manufactured in multiple locations, which we believe will ensure favorable wafer pricing. Lastly, we are designing all new products as well as redesigning some existing products with packaging that uses copper wiring, rather than gold wiring. Due to higher gold prices, this transition will lower our overall product cost. Because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities. If we fail to introduce lower cost versions of our products in a timely manner or to successfully manage our manufacturing, assembly and testing relationships, our business could be adversely impacted.

Employees

As of February 2, 2013, we had a total of 7,259 employees.

Executive Officers of the Registrant

The following table shows information about our executive officers as of February 2, 2013:

Name	Age	Position(s)
Dr. Sehat Sutardja	51	President, Chief Executive Officer and Chairman of the Board
Brad D. Feller	39	Interim Chief Financial Officer
Dr. Pantas Sutardja	50	Vice President, Chief Technology Officer, Chief Research and Development Officer and Director

Dr. Sehat Sutardja, one of our co-founders, has served as the President, Chief Executive Officer and Co-Chairman of our Board of Directors since 1995, and Chairman of our Board of Directors since 2003. While remaining deeply involved in the daily challenges of running a global growth company, Dr. Sutardja participates heavily in our engineering and marketing efforts across analog, video processor, and microprocessor design while offering input across all of our other product lines. Dr. Sehat Sutardja is widely regarded as one of the pioneers of the modern semiconductor age. His breakthrough designs and guiding vision have revolutionized numerous industry segments, from data storage to the high-performance, low-power chips now driving the growing global markets for mobile computing and telephony. For his relentless innovation, he has been awarded more than 260 patents and has been named a Fellow of IEEE. In 2006, Dr. Sutardja was recognized as the Inventor of the Year by the Silicon Valley Intellectual Property Law Association. Dr. Sutardja has become an internationally-recognized proponent of new energy efficiency standards for consumer electronics. To that end, he has been working with the governments in both the United States and China to establish efficiency performance standards that could produce significant cost and carbon savings. Dr. Sutardja holds a MS and Ph.D.

in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Sehat Sutardja received a BS in Electrical Engineering from Iowa State University. Dr. Sehat Sutardja is the brother of Dr. Pantas Sutardja.

Brad D. Feller has served as our Interim Chief Financial Officer since October 2012. Mr. Feller has served as the Vice President, Corporate Controller of Marvell Semiconductor, Inc., since joining us in September 2008. Prior to joining us, Mr. Feller served as the Corporate Controller of Integrated Device Technology ("IDT") from April 2005 to September 2008 and Financial Reporting Manager from October 2003 to April 2005. Prior to joining IDT, Mr. Feller served in various roles at Ernst & Young LLP in the technology practice. Mr. Feller is a certified public accountant (inactive) in the State of California and holds a BS degree in Business Administration from San Jose State University. There are no familial relationships between Mr. Feller and any of our directors or executive officers.

Dr. Pantas Sutardja, one of our co-founders, has served as Vice President and a director since our inception 1995. Dr. Pantas Sutardja was appointed Chief Technology Officer in 2000 and Chief Research and Development Officer in August 2007. Dr. Pantas Sutardja served as our Acting Chief Operating Officer from September 2007 until June 2008. Dr. Pantas Sutardja holds a BS, MS and Ph.D. in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Pantas Sutardja is the brother of Dr. Sehat Sutardja.

Item 1A. *Risk Factors*

Additional Factors That May Affect Future Results

Investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all information contained in this report before you decide to purchase our common shares. If any of the possible adverse events described below actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be harmed. In addition, the trading price of our common shares could decline due to the occurrence of any of these risks, and you could lose all or part of your investment.

Our financial condition and results of operations may vary from quarter to quarter, which may cause the price of our common shares to decline.

Our quarterly results of operations have fluctuated in the past and could do so in the future. Because our results of operations are difficult to predict, you should not rely on quarterly comparisons of our results of operations as an indication of our future performance.

Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- changes in general economic and political conditions and specific conditions in the markets we address, including the continuing volatility in the technology sector and semiconductor industry;
- the highly competitive nature of the end markets we serve, particularly within the semiconductor industry;
- any current and future litigation that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;
- our dependence on a few customers for a significant portion of our revenue;
- our ability to maintain a competitive cost structure for our manufacturing and assembly and test processes, including the impact of changing commodity prices such as the price of gold;
- failure to qualify our products or our suppliers' manufacturing lines;

- cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;
- our ability to develop and introduce new and enhanced products in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;
- gain or loss of a key customer or design win;
- seasonality in sales of consumer devices in which our products are incorporated;
- failure to protect our intellectual property;
- impact of a significant natural disaster, including earthquakes, floods and tsunamis; and
- our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel.

Due to fluctuations in our quarterly results of operations and other factors, the price at which our common shares will trade is likely to continue to be highly volatile. From January 30, 2011 through February 2, 2013, our common shares have traded as low as $6.98 and as high as $20.42 per share. Accordingly, you may not be able to resell your common shares at or above the price you paid. In future periods, our stock price could decline if, amongst other factors, our revenues or operating results are below our estimates or the estimates or expectations of public market analysts and investors. As a result of stock price volatility, we may be subject to securities class action litigation. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business.

We operate in the intensely competitive markets, and our failure to compete effectively would harm our results of operations.

The semiconductor industry and specifically the mobile and wireless communications markets are extremely competitive, and we expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. This has especially intensified as semiconductor companies have begun to offer more integrated platforms. We currently compete with a number of large domestic and international companies in the business of designing integrated circuits and related applications, some of which have greater financial, technical and management resources than us. We expect competition to continue to increase as industry standards continue to evolve and become better known, and others realize the market potential of this trend to platform integration. As competition in the markets in which we operate continues to increase, our revenues and gross margins may decline. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match. In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do. Furthermore, our current and potential competitors in the mobile and wireless markets have established or may establish financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of customers. Accordingly, new competitors or alliances among these competitors may acquire significant market share, which would harm our business. While we continue to pursue similar strategic relationships, and currently have significant financial and technical resources, we cannot assure you that we will be able to continue to compete successfully against existing or new competitors, which would harm our results of operations.

In addition, the semiconductor providers competing in the mobile and wireless communication markets have recently experienced consolidation. For example, Broadcom Corporation acquired NetLogic Microsystems in February 2011 and Texas Instruments Incorporated acquired National Semiconductor in September 2011. Consolidation among our competitors could lead to a changing competitive landscape, capabilities and market share, which could harm our results of operations.

A significant portion of our business is dependent on the HDD industry, which is highly cyclical, experiences rapid technological change, is subject to industry consolidation and is facing increased competition from alternative technologies.

The HDD industry is intensely competitive, and the technology changes rapidly. This industry has historically been cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect us because some of our customers are participants in this industry.

HDD manufacturers tend to order more components than they may need during growth periods, and sharply reduce orders for components during periods of contraction. Rapid technological changes in the HDD industry often result in shifts in market share among the industry's participants. If the HDD manufacturers using our products do not retain or increase their market share, our sales may decrease.

In addition, the HDD industry has experienced consolidation over the past several years. For example, during fiscal 2010, Toshiba acquired the HDD operations of Fujitsu. In December 2011, Seagate completed the acquisition of Samsung's HDD unit. In March 2012, Western Digital completed the acquisition of Hitachi's HDD unit. Consolidation among our customers could lead to changing demand for our products, replacement of our products by the merged entity with those of our competitors and cancellation of orders, each of which could harm our results of operations. On the other hand, this could lead to increased opportunities for our products within the combined company if we can leverage our technology and customer relationships.

Furthermore, future changes in the nature of information storage products could reduce demand for traditional HDDs. For example, products using alternative technologies, such as solid-state flash drives and other storage technologies could become a source of competition to manufacturers of HDDs. Although we offer SSD controllers, leveraging our technology in hard drives, we cannot ensure we will be able to maintain significant market share if demand for traditional HDDs decreases.

Our business, financial condition and results of operations may be adversely impacted by global economic conditions, which may cause a decline in the market price of our common shares.

We operate in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, this industry has experienced significant demand downturns. These downturns are characterized by decreases in product demand, excess customer inventories and sometimes accelerated erosion of prices, including as a result of volatile global economic conditions. These factors could cause substantial fluctuations in our net revenue, gross margin, cash flows and results of operations. In addition, during these downturns some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin. Any downturns in the current environment may be severe and prolonged, and any failure of the markets in which we operate to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations. The semiconductor industry is also subject to periodic increases in demand and supply constraints, which may affect our ability to ship products. Accordingly, our results of operations may vary significantly as a result of the general conditions in the semiconductor industry, which could cause fluctuations in our stock price.

We cannot predict the timing, strength or duration of any economic slowdown or recovery or the impact of any such events on our vendors, customers or us. If the economy or markets in which we operate deteriorate from current levels, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could adversely impact our results of operations.

We are currently involved in a patent litigation action involving Carnegie Mellon University, and, if we do not prevail on our post trial motions or our appeal of the CMU verdict, we could be liable for substantial damages.

On March 6, 2009, Carnegie Mellon University ("CMU") filed a complaint in the U.S. District Court for the Western District of Pennsylvania naming MSI and us as defendants and alleging patent infringement. CMU has asserted U.S. Patent Nos. 6,201,839 and 6,438,180 (collectively, the "CMU patents in suit"), which relate to read-channel integrated circuit devices and the HDD products incorporating such devices. A jury trial began on November 26, 2012. On December 26, 2012, a jury delivered a verdict that found the CMU patents in suit were literally and willfully infringed and valid, and awarded past damages in the amount of $1.17 billion. Due to the finding of willfulness, the judge could enhance by some amount up to treble the damages or grant an injunction during post trial proceedings. In addition, CMU has disclosed in its post trial motions that it is seeking pre-judgment interest of $322 million, post-judgment interest, attorneys' fees, and an injunction or ongoing royalties. Post trial motions are scheduled to be heard on May 1 and 2, 2013. While we believe that there are strong grounds for appeal and will seek to overturn the verdict in post trial motions before the District Court and, if necessary, to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., there is no guarantee that we will be successful. We intend to vigorously challenge the judgment through all appropriate post trial motions and appeal processes. Please see "Note 10 — Commitments and Contingencies" of our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed description of a number of litigation matters we are currently engaged in. Should the judge grant an injunction or we are required to pay most or all of the damages awarded by the jury after all appeals have been exhausted, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may become involved with costly and lengthy litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, stop selling our products or force us to redesign our products.

Litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the semiconductor industry, where a number of companies and other entities aggressively bring numerous infringement claims to assert their patent portfolios. The amount of damages alleged in intellectual property infringement claims can often be very significant. For example, a jury has awarded past damages in the amount of $1.17 billion in our litigation with CMU. In addition, in pre-trial proceedings in our litigation with Lake Cherokee, as described in more detail in Note 10 of the Notes to the Consolidated Financial Statements, Lake Cherokee has alleged that it is entitled to damages in the amount of approximately $689 million as a result of the alleged infringement. If we receive a significant adverse judgment in any litigation matter that is ultimately upheld after all appeals, our results of operations, financial position and cash flows will be adversely affected.

From time to time our subsidiaries and customers receive, and may continue to receive in the future, notices that allege claims of infringement, misappropriation or misuse of the intellectual property rights of third parties. In addition to standards-based infringement claims, infringement claims have also been directed against us and our subsidiaries' proprietary technologies, particularly those related to storage technology, microprocessors and other circuit components. We have also had certain patent licenses with third parties that have not been renewed, and if we cannot successfully renew these licenses, our subsidiaries and customers could face claims of infringement. These claims could result in litigation and/or claims for indemnification, which, in turn, could subject us to significant liability for damages, attorneys' fees and costs. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, offering for sale, making, having made or exporting products or using technology that contains the allegedly infringing intellectual property;
- limit or restrict the type of work that employees involved in such litigation may perform for us;
- pay substantial damages and/or license fees and/or royalties to the party claiming infringement that could adversely impact our liquidity or operating results;

- attempt to obtain or renew licenses to the relevant intellectual property, which licenses may not be available on reasonable terms or at all; and
- attempt to redesign those products that contain the allegedly infringing intellectual property.

We may also be required to indemnify some customers under our contracts if a third party alleges, or a court finds, that our products have infringed upon the proprietary rights of other parties. From time to time, we have agreed to indemnify select customers for claims made against our products, where such claims allege infringement of third party intellectual property rights, including, but not limited to, patents, registered trademarks and/or copyrights. If we are required to make a significant payment under any of our indemnification obligations, our result of operations may be harmed.

Our sales are concentrated in a few customers, and if we lose or experience a significant reduction in sales to any of these key customers, or if any of these key customers experience a significant decline in market share, our revenues may decrease substantially.

We receive a significant amount of our revenues from a limited number of customers. Net revenue from our three largest customers represented 44% of our net revenue in the year ended February 2, 2013. Sales to our largest customers have fluctuated significantly from period to period and year to year primarily due to the timing and number of design wins with each customer, natural disasters that may divert a customer's operations, as well as the continued diversification of our customer base as we expand into new markets, and will likely continue to fluctuate in the future. The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- a significant portion of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with relatively short notice to us;
- our customers may purchase integrated circuits from our competitors;
- our customers may discontinue sales or lose market share in the markets for which they purchase our products;
- our customers may develop their own solutions; or
- our customers may be subject to severe business disruptions.

We rely on independent foundries and subcontractors for the manufacture, assembly and testing of our integrated circuit products, and the failure of any of these third party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we currently rely on several third party foundries to produce our integrated circuit products. We also currently rely on several third party assembly and test subcontractors to assemble, package and test our products. This exposes us to a variety of risks, including the following:

Regional Concentration:

Substantially all of our products are manufactured by third party foundries located in Taiwan. Our other sources for manufacturing are located in the United States, China and Singapore. In addition, substantially all of our third party assembly and testing facilities are located in Singapore, Taiwan, Malaysia and the Philippines.

Because of the geographic concentration of these third party foundries, as well as our assembly and test subcontractors, we are exposed to the risk that their operations may be disrupted by regional disasters or by political changes. For example, the risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundries and assembly and test subcontractors. Taiwan has experienced significant earthquakes in the past and may be subject to additional earthquakes that could disrupt manufacturing operations. In the event of a significant natural disaster or a quarantine or closure that affects our manufacturers in the Pacific Rim, our revenues, cost of goods sold and results of operations would be negatively impacted. In addition, if we were unable to quickly identify alternate manufacturing facilities, we could experience significant delays in product shipments, which could harm our results of operations.

No Guarantee of Capacity or Supply:

The ability of each foundry to provide us with semiconductor devices is limited by its available capacity and existing obligations. In addition, when demand is strong, availability of foundry capacity may be constrained, and with limited exceptions, our vendors are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. For example, in recent years, we experienced some supply shortages due to the difficulties encountered by the foundries in rapidly increasing their production capacities after the recovery from the severe economic down turn during the second half of fiscal 2009 due to an increase in demand coming out of the downturn. Although we have entered into contractual commitments to supply specified levels of products to some of our customers, we may not have sufficient levels of production capacity with all of our foundries. In addition, foundry capacity may not be available when we need it or at reasonable prices. We place our orders on the basis of our customers' purchase orders or our forecast of customer demand, and the foundries can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are or that have long-term agreements with our main foundries may induce our foundries to reallocate capacity to those customers. This reallocation could impair our ability to secure the supply of components that we need. Moreover, if any of our third party foundry suppliers are unable to secure necessary raw materials from their suppliers, lose benefits under material agreements, experience power outages, lack sufficient capacity to manufacture our products, encounter financial difficulties or suffer any other disruption or reduction in efficiency, we may encounter supply delays or disruptions, which could harm our business or results of operations.

Despite our strategy to move to a dual source, most of our products are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, it may be difficult for us to transition the manufacture of our products to other foundries, and we could experience significant delays in securing sufficient supplies of those components. This could result in a material decline in revenues, net income and cash flow.

In order to secure sufficient foundry capacity when demand is high and mitigate the risks described in the foregoing paragraph, we may enter into various arrangements with suppliers that could be costly and harm our results of operations, such as non-refundable deposits with or loans to foundries in exchange for capacity commitments, and contracts that commit us to purchase specified quantities of integrated circuits over extended periods. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

We are also subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are incorporated into our end products or used by our suppliers to manufacture our end products. Supplies for such commodities may from time to time become restricted, or general market factors and

conditions may affect pricing of such commodities. Over the past few years, the price of gold increased significantly and certain of our supply chain partners assessed surcharges to compensate for the resultant increase in manufacturing costs. As a result, our gross margins have been adversely affected by increases in the price of gold. We are currently restructuring certain manufacturing processes to use copper instead of gold in our products. In transitioning from gold to copper, because the capacity of either wafer producers or assemblers can be limited from time to time, we may be unable to satisfy the demand of our customers, or may have to accept price increases or other compensation arrangements that increase our operating expenses and erode our gross margins. Our results may also be materially affected adversely if we fail to execute successfully or if we experience resistance from our customer base in the transition from gold to copper.

Uncertain Yields and Quality:

The fabrication of integrated circuits is a complex and technically demanding process. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundries, or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant warranty, support and repair costs, and divert the attention of our engineering personnel from our product development efforts.

To the extent that we rely on outside suppliers to manufacture or assemble and test our products, we may have a reduced ability to control directly product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs.

If we are unable to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our results of operations and competitive position will be harmed.

Our future success will depend on our ability, in a timely and cost-effective manner, to develop and introduce new products and enhancements to our existing products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries. In addition, the development of new silicon devices is highly complex, and due to supply chain cross-dependencies and other issues, we may experience delays in completing the development, production and introduction of our new products. Our past sales and profitability have resulted, to a large extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products incorporating the new standards and technologies. Our ability to adapt to these changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. If new industry standards emerge that we do not properly anticipate, our products or our customers' products could become unmarketable or obsolete, and we could lose market share. We may also have to incur substantial unanticipated costs to comply with these new standards. In addition, our target markets continue to undergo rapid growth and consolidation. A significant slowdown in any of these markets could materially and adversely affect our business, financial condition and results of operations. Our success will also depend on the ability of our customers to develop new products and enhance existing products for the markets they serve and to introduce and promote those products successfully. Even if new and enhanced products are introduced to the market, we and our customers may not be able to achieve market acceptance of them in a timely manner.

In addition, our long-standing relationships with some of our larger customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers certain price concessions, which could cause our average selling prices and gross margins to decline.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in average selling prices of products over time and shifts in our product mix.

The products we develop and sell are primarily used for high volume applications. As a result, the prices of those products have historically decreased rapidly. In addition, more recently introduced products tend to have higher associated costs because of initial overall development and production ramp. Therefore, over time, we may not be able to maintain or improve our gross margins. Our financial results could suffer if we are unable to offset any reductions in our average selling prices by other cost reductions through efficiencies, introduction of higher margin products and other means.

Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and gross margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margins than our established businesses. In addition, these new markets may have lower standard gross margins than the traditional markets we have served. If we are successful in growing revenue in these markets, our overall gross margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result can harm our financial results.

Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our gross margins. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect that we will continue to have to reduce prices in the future.

We are subject to order and shipment uncertainties, and if we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin; conversely, we may have insufficient inventory, which would result in lost revenue opportunities and potentially in loss of market share and damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Customers can generally cancel or defer purchase orders on short notice without incurring a significant penalty. Due to their inability to predict demand or other reasons, some of our customers may accumulate excess inventories and, as a consequence, defer purchase of our products. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management. In addition, as an increasing number of our chips are being incorporated into consumer products, we anticipate greater fluctuations in demand for our products, which makes it more difficult to forecast customer demand. We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. For example, our ability to accurately forecast customer demand may be impaired by the delays inherent in our lengthy sales cycle. The sales cycle for many of our products is long and requires us to invest significant resources with each potential customer without any assurance of sales to that customer. Our sales cycle typically begins with an extended evaluation and test period, also known as qualification, during which our products undergo rigorous reliability testing by our customers. Qualification is typically followed by an extended development period by our

customers and an additional three to nine month period before a customer commences volume production of equipment incorporating our products. This lengthy sales cycle creates the risk that our customers will decide to cancel or change product plans for products incorporating our integrated circuits prior to completion, which makes it even more difficult to forecast customer demand.

Our products are incorporated into complex devices and systems, which may create supply chain cross-dependencies. For example, in fiscal 2012, many areas of Thailand sustained massive damage from flooding, which disrupted the global supply chain for HDDs. Due to cross dependencies, any supply chain disruptions could negatively impact the demand for our products in the short term. We have a limited ability to predict the timing of a supply chain correction. In addition, the market share of our customers could be adversely impacted on a long-term basis due to any continued supply chain disruption, which could negatively affect our results of operations.

If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

We are exposed to potential impairment charges on certain assets.

We had approximately $2.0 billion of goodwill and $89.7 million of acquired intangible assets, net on our balance sheet as of February 2, 2013. Under generally accepted accounting principles in the United States ("GAAP"), we are required to review our intangible assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We perform an assessment of goodwill for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We have only one reporting unit, and the fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and adjusted for a control premium and other relevant factors. If our fair value declines to below our carrying value, we could incur significant goodwill impairment charges.

During the year ended February 2, 2013, we experienced a continued decline in our stock price which caused a substantial reduction in the reporting unit's excess fair value over its net book value. Although we determined the fair value of our company was in excess of our carrying value, and therefore there was no impairment of goodwill as of February 2, 2013, if our stock price declines further and erodes our total market capitalization, we may be required to record an impairment charge in the future that could be material to our operating results.

In addition, from time to time, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invest. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. If the operations of any businesses that we have acquired declines significantly, we could incur significant intangible asset impairment charges. Impairment charges could have a material impact on our results of operations in any period.

If we fail to appropriately scale our operations in response to changes in demand for our existing products or to the demand for new products requested by our customers, our business and profitability could be materially and adversely affected.

To achieve our business objectives, it may be necessary from time to time for us to expand or contract our operations. In the future, we may not be able to scale our workforce and operations in a sufficiently timely manner to respond effectively to changes in demand for our existing products or to the demand for new products

requested by our customers. In that event, we may be unable to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected. Conversely, if we expand our operations and workforce too rapidly in anticipation of increased demand for our products, and such demand does not materialize at the pace at which we expected, the rate of increase in our costs and operating expenses may exceed the rate of increase in our revenue, which would adversely affect our results of operations. In addition, if such demand does not materialize at the pace which we expect, we may be required to scale down our business through expense and headcount reductions as well as facility consolidations or closures that could result in restructuring charges that would materially and adversely affect our results of operations. Because many of our expenses are fixed in the short-term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any decrease in customer demand. If customer demand does not increase as anticipated, our profitability could be adversely affected due to our higher expense levels.

Our past growth has placed, and any future long-term growth is expected to continue to place, a significant strain on our management personnel, systems and resources. To implement our current business and product plans, we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort. Although we have an enterprise resource planning system to help us improve our planning and management processes, we anticipate that we will also need to continue to implement and improve a variety of new and upgraded operational and financial systems, as well as additional procedures and other internal management systems. These systems can be time consuming and expensive to implement, increase management responsibilities and divert management attention. If we are unable to effectively manage our expanding operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, or conversely, we may scale our business too quickly and the rate of increase in our costs and expenses may exceed the rate of increase in our revenue, either of which would materially and adversely affect our results of operations.

Costs related to defective products could have a material adverse effect on us.

We have experienced, from time to time, hardware and software defects and bugs associated with the introduction of our highly complex products. We cannot assure you that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in revenue recognition or loss of revenues, writing down the inventory of defective products, the diversion of the attention of our engineering personnel from product development efforts, our having to defend against litigation related to defective products or related property damage or personal injury, and damage to our reputation in the industry that could adversely affect our relationships with our customers. In addition, we may have difficulty identifying the end customers of the defective products in the field. As a result, we could incur substantial costs to implement modifications to correct defects. Any of these problems could materially adversely affect our results of operations.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

In order to remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. We are dependent on our relationships with our foundry subcontractors to transition to

smaller geometry processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition or that we will be able to maintain our existing foundry relationships or develop new ones. If we or any of our foundry subcontractors experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, if at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our results of operations, as we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

As a result of our global operations, we face additional risks, which may harm our results of operations, because a majority of our products and our customers' products are manufactured and sold outside of the United States.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. All of our products are manufactured outside of the United States. Our current qualified integrated circuit foundries are located in the same region within Taiwan, and our primary assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located outside of the United States, primarily in Asia, which further exposes us to foreign risks. Sales to customers located in Asia represented approximately 90% of our net revenue in fiscal 2013, 88% of our net revenue in fiscal 2012 and 81% of our net revenue in fiscal 2011.

We also have substantial operations outside of the United States. These operations are directly influenced by the political and economic conditions of the region in which they are located, and with respect to Israel, possible military hostilities that could affect our operations there. We anticipate that our manufacturing, assembly, testing and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods. Accordingly, we are subject to risks associated with international operations, including:

- political, social and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;
- compliance with domestic and foreign export and import regulations, and difficulties in obtaining and complying with domestic and foreign export, import and other governmental approvals, permits and licenses;
- local laws and practices that favor local companies, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;
- difficulties in staffing and managing foreign operations;
- natural disasters, including earthquakes, tsunamis and floods;
- trade restrictions or higher tariffs;
- transportation delays;
- difficulties of managing distributors;
- less effective protection of intellectual property than is afforded to us in the United States or other developed countries;
- inadequate local infrastructure; and
- exposure to local banking, currency control and other financial-related risks.

As a result of having global operations, the sudden disruption of the supply chain and/or the manufacture of our customer's products caused by events outside of our control could impact our results of operations by impairing our ability to timely and efficiently deliver our products. During fiscal 2012, the earthquake and tsunami that affected Japan disrupted the global supply chain for certain components important to our products and the flooding in Thailand affected the supply chain and manufacturing of the products for a number of our customers.

Moreover, the international nature of our business subjects us to risk associated with the fluctuation of the U.S. dollar versus foreign currencies. Decreases in the value of the U.S. dollar versus currencies in jurisdictions where we have large fixed costs or our third party manufacturers have significant cost will increase the cost of such operations, which could harm our results of operations. For example, we have large fixed costs in Israel, which will become greater if the U.S. dollar declines in value versus the Israeli shekel. On the other hand, substantially all of our sales have been denominated in U.S. dollars.

We depend on key personnel to manage our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. The loss of key employees or the inability to attract qualified personnel, including hardware and software engineers and sales and marketing personnel could delay the development and introduction of and harm our ability to sell our products. We typically do not enter into employment agreements with any of our key technical personnel, and their knowledge of our business and industry would be extremely difficult to replace.

The competition for qualified technical personnel with significant experience in the design, development, manufacturing, marketing and sales of integrated circuits is intense. Our key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to develop new products or enhance existing products in a timely manner.

We have made and may continue to make acquisitions and investments, which could divert management's attention, cause ownership dilution to our shareholders, be difficult to integrate and adversely affect our results of operations and share price.

We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products and technologies, augment our end market coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance or joint venture opportunities in the future, or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

Integrating newly acquired businesses or technologies typically entails many risks that could put a strain on our resources, could be costly and time consuming, and might not be successful. In addition, any acquisitions could materially harm our results of operations or liquidity as a result of either the issuance of dilutive equity securities, new debt or contingent liabilities, or payment of cash. Moreover, such acquisitions could divert our management's attention from other business concerns and also result in customer dissatisfaction. In addition, we might lose key employees of the newly acquired organizations during the acquisition process. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience.

We rely on third party distributors and manufacturers' representatives and the failure of these distributors and manufacturers' representatives to perform as expected could reduce our future sales.

From time to time, we enter into relationships with distributors and manufacturers' representatives to sell our products, and we are unable to predict the extent to which these partners will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers' representatives also market and sell competing products, and may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers' representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain or attract quality distributors or manufacturers' representatives, our sales and results of operations will be harmed.

Changes in financial accounting standards or practices or existing taxation rules or practices may adversely affect our financial results.

Changes in financial accounting standards or practices or changes in existing taxation rules or practices may have a significant effect on our reported results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. For example, the U.S. Congress may consider legislation affecting the taxation of foreign corporations and such legislation if enacted might adversely affect our future tax liabilities and have a material impact on our results of operations. Changes to existing rules or the questioning of current practices by regulators may adversely affect our reported financial results or the way we conduct our business or cause our stock price to decline.

Tax benefits that we receive may be terminated or reduced in the future, which would harm our results of operations and profitability.

In prior years, we have entered into agreements in certain foreign jurisdictions that if certain criteria are met, the foreign jurisdiction will provide a more favorable tax rate than their current statutory rate.

We have obtained an undertaking from the Minister of Finance of Bermuda in fiscal 2013 under the Exempt Undertakings Tax Protection Act 1966, as amended, that in the event Bermuda enacts legislation imposing tax computed on profits, income, or capital asset, gain or appreciation, then the imposition of any such taxes will not apply to us until March 31, 2035. We cannot assure that any future elected Government of Bermuda would not amend the Exempted Undertaking Tax Protection Act 1966 such that tax would be imposed in Bermuda.

The Economic Development Board of Singapore (the "EDB") initially granted a 10 year Pioneer Status in July 1999 to our subsidiary in Singapore if the Company meets several requirements as to investments, headcount and activities. In June 2006, the EDB agreed to extend the Pioneer status to 15 years to June 2014 rather than 10 years. As a result, we anticipate that a significant portion of the income we earn in Singapore during this period will be exempt from the Singapore income tax.

Under the Israeli Encouragement law of "approved or benefited enterprise," two branches of Marvell Israel (M.I.S.L.) Ltd. ("MISL"), the GTL branch and the cellular branch (formerly Marvell DSPC), are entitled to approved and benefited tax programs that include reduced tax rates and exemption of certain income. The first program was approved for MISL in fiscal 1996 and the most recent was started in fiscal 2013. The cellular branch has five approved programs and three benefited programs, with the first approved in fiscal 1991 and the most recent benefited enterprise started in fiscal 2011. The benefit period is generally 10 to 15 years and begins in the first year in which our Israeli divisions earn taxable income from the approved or benefited enterprises, provided the maximum period has not elapsed. Income from the approved or benefited enterprises is subject to reduced tax rates ranging between 0% and 10% or tax exemptions for fiscal 2008 through fiscal 2027. A new amendment to the Encouragement law, which was approved by the Israeli government in December 2011, came into effect January 1, 2012. MISL and the cellular branch will not apply the new amendment to the Encouragement law prior to fiscal 2028.

During fiscal 2007, each of the Swiss Federal Department of Economy and the Vaud Cantonal Tax Administration granted our subsidiary in Switzerland a 10 year tax holiday on revenues from research and design and wafer supply trading activities that will expire in 2016. In fiscal 2011, we met the requirements of the initial five year period and we will receive the ongoing tax holiday benefits provided that we continue to meet the ongoing requirements.

If any of our tax agreements in any of these foreign jurisdictions were terminated, our results of our operations and profitability would be harmed.

We rely upon the performance of our information technology systems to process, transmit, store and protect electronic information, and the failure of any critical information technology system may result in serious harm to our reputation, business, results of operations and/or financial condition.

We are heavily dependent on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. These information technology systems include telecommunications, the Internet, our corporate intranet, various computer hardware and software applications, network communications and e-mail. These information technology systems are subject to damage or interruption from a number of potential sources including natural disasters, viruses, destructive or inadequate code, malware, power failures, cyber attacks, and other events. To the extent that these information systems are under our control, we have implemented security procedures, such as virus protection software and emergency recovery processes, to address the outlined risks. We may incur significant costs in order to implement, maintain and/or update security systems that we feel are necessary to protect our information systems. A material breach in the security of our information systems could include the theft of our intellectual property or trade secrets, negatively impact our operations, or result in the compromise of personal and confidential information of our employees, customers or suppliers. While we believe that our information technology systems are appropriately controlled and that we have processes in place to adequately mitigate these risks, security procedures for information systems cannot be guaranteed to be failsafe. To the extent that any system failure, accident or security breach results in disruptions or interruptions to our operations or the theft, loss or disclosure of, or damage to our data or confidential information, our reputation, business, results of operations and/or financial condition could be materially adversely affected. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete. Furthermore, when we implement new systems and/or upgrade existing systems, there is a risk that our business may be temporarily disrupted during the period of implementation.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe one of our key competitive advantages results from our collection of proprietary technologies that we have developed and acquired since our inception. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed that could harm our competitive position and decrease our revenues. We believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. We have been issued several U.S. and foreign patents and have a number of pending U.S. and foreign patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in

foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours, which would adversely impact our business and results of operations.

Certain of our software (as well as that of our customers) may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Open source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our intellectual property. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated.

We have been named as a party to several lawsuits and we may be named in additional litigation in the future, all of which could result in an unfavorable outcome and have a material adverse effect on our business, financial condition, results of operations, cash flows, and the trading price for our securities.

We have been named as a party to several lawsuits and we may be named in additional litigation in the future. Please see "Note 10 — Commitments and Contingencies" of our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed description of a number of the litigation matters we are currently engaged in. Under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of current and former directors and officers for these lawsuits. In addition, due to the high volatility of our stock price, we may be vulnerable to securities class action litigation. In addition, as a result of a prior SEC settlement, we forfeited for three years our ability to invoke the "safe harbor" for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Because we could not benefit from the statutory safe harbor from June 2008 through June 2011, it may be more difficult for us to defend against any future claims based on any forward-looking statements issued during that timeframe.

The ultimate outcome of any litigation could have a material adverse effect on our business and the trading price for our securities. Litigation may be time-consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The defense of these lawsuits may result in significant expenditures and the continued diversion of our management's time and attention from the operation of our business, which could impede our business. In the event we were to receive an unfavorable outcome in any lawsuit, our business, financial condition, results of operations, cash flows and the trading price of our securities may be materially and adversely affected.

We must comply with a variety of existing and future laws and regulations that could impose substantial costs on us and may adversely affect our business.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. In addition, we are also subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions.

We and our customers are also subject to various import and export laws and regulations. Government export regulations apply to the encryption or other features contained in some of our products. If we fail to

continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines.

There is also a regulation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones in and around the Democratic Republic of Congo. New U.S. legislation includes disclosure requirements regarding the use of conflict minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such conflict minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of semiconductor devices. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Future regulations may become more stringent or costly and our compliance costs and potential liabilities could increase, which may harm our business.

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts.

In May 2012, we announced the declaration of our first quarterly cash dividend. Future payment of a regular quarterly cash dividend on our common shares will be subject to, among other things, the best interests of our shareholders, our results of operations, cash balances and future cash requirements, financial condition, statutory requirements of Bermuda law, and other factors that the board of directors may deem relevant. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be filed on a timely basis and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

We believe that effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal control over financial reporting, as of the end of each year. Our management is responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting included in each Annual Report on Form 10-K.

Our management, including our Chief Executive Officer and Interim Chief Financial Officer, does not expect that our internal control over financial reporting will prevent all error and all fraud. These inherent limitations include the realities that judgments in decision making can be faulty, breakdowns can occur because of simple errors, and errors discovered by personnel within control systems may not be properly disclosed and addressed. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, we are consistently evaluating the design and operating effectiveness of our internal controls, a process which sometimes leads to modifications in such controls. These modifications could affect the overall effectiveness or evaluation of the control system in the future by us or our independent registered public accounting firm. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Two of our officers and directors own a large percentage of our voting stock, and, together with another employee who is also a significant shareholder, are related by blood or marriage. These factors may allow the officers and directors as a group or the three related employees to influence the election of directors and the approval or disapproval of significant corporate actions.

Dr. Sehat Sutardja, our President and Chief Executive Officer, and Weili Dai, who serves as the Vice President and General Manager of Communications and Consumer Business of Marvell Semiconductor, Inc, are husband and wife, and Dr. Sehat Sutardja and Dr. Pantas Sutardja, our Vice President, Chief Technology Officer and Chief Research and Development Officer, are brothers. Together, these three individuals held approximately 20% of our outstanding common shares as of February 2, 2013. As a result, if these individuals act together, they may influence the election of our directors and the approval or disapproval of any significant corporate actions that require shareholder approval. This influence over our affairs might be adverse to the interests of other shareholders. For example, the voting power of these individuals could have the effect of delaying or preventing an acquisition of us on terms that other shareholders may desire.

Under Bermuda law, all of our officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Majority shareholders do not owe fiduciary duties to minority shareholders. As a result, the minority shareholders will not have a direct claim against the majority shareholders in the event the majority shareholders take actions that damage the interests of minority shareholders. Class actions are generally not available to shareholders under the laws of Bermuda. Derivative actions may be available in certain circumstances, which would permit a shareholder to bring an action in our name if the directors or officers are alleged to be acting beyond our corporate power, committing illegal acts or violating our Memorandum of Association or Third Amended and Restated Bye-Laws ("Bye-Laws"). Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for example, where an act requiring the approval of a greater percentage of the company's shareholders than those who actually approved it.

The Companies Act 1981 of Bermuda, as amended, provides that when one or more shareholders believes the affairs of a company are being conducted in a manner which is prejudicial to the interest of some of the shareholders, a Bermuda court, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company, and in the case of a purchase of the shares by the company, for the reduction accordingly of the company's capital or otherwise.

We are subject to the risks of owning real property.

Our buildings in Santa Clara, California; Singapore; Etoy, Switzerland; and Shanghai, China subject us to the risks of owning real property, which include:

- the possibility of environmental contamination and the costs associated with fixing any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- the potential disruption of our business and operations arising from or connected with a relocation due to moving to or renovating the facility;
- increased cash commitments for improvements to the buildings or the property or both;
- increased operating expenses for the buildings or the property or both;

- possible disputes with tenants or other third parties related to the buildings or the property or both; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and or other natural disasters.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is very limited coverage available with respect to the services provided by our third party foundries and assembly and test subcontractors. In the event of a natural disaster (such as an earthquake or tsunami), political or military turmoil, widespread health issues or other significant disruptions to their operations, insurance may not adequately protect us from this exposure. We believe our existing insurance coverage is consistent with common practice, economic considerations and availability considerations. If our insurance coverage is insufficient to protect us against unforeseen catastrophic losses, any uncovered losses could adversely affect our financial condition and results of operations.

We are incorporated in Bermuda, and, as a result, it may not be possible for our shareholders to enforce civil liability provisions of the securities laws of the United States. In addition, our Bye-Laws contain a waiver of claims or rights of action by our shareholders against our officers and directors, which will severely limit our shareholders' right to assert a claim against our officers and directors under Bermuda law.

We are organized under the laws of Bermuda. As a result, it may not be possible for our shareholders to affect service of process within the United States upon us, or to enforce against us in U.S. courts judgments based on the civil liability provisions of the securities laws of the United States. There is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not be automatically enforceable in Bermuda.

Our Bye-Laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers and directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties with or for us, other than with respect to any matter involving any fraud or dishonesty on the part of the officer or director or to any matter arising under U.S. securities laws. This waiver will limit the rights of our shareholders to assert claims against our officers and directors unless the act complained of involves fraud or dishonesty. Therefore, so long as acts of business judgment do not involve fraud or dishonesty, they will not be subject to shareholder claims under Bermuda law. For example, shareholders will not have claims against officers and directors for a breach of trust, unless the breach rises to the level of fraud or dishonesty.

Our Bye-Laws contain provisions that could delay or prevent a change in corporate control, even if the change in corporate control would benefit our shareholders.

Our Bye-Laws contain change in corporate control provisions, which include:

- authorizing the issuance of preferred stock without shareholder approval; and
- a shareholder vote requiring the approval of two-thirds of votes cast in person or by proxy to approve any business combination in the event the action is not approved by at least 66⅔% of the directors holding office at the date of the Board meeting to approve the action.

These foregoing provisions could make it more difficult for a third party to acquire us, even if doing so would be a benefit to our shareholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our U.S. headquarters, housing the majority of our research and design function as well as elements of sales, marketing, administration and operations, is located in Santa Clara, California. We own the Santa Clara facility, which consists of approximately 993,000 square feet on 33.8 acres of land. We also own buildings in China (approximately 115,000 square feet), Singapore (approximately 340,000 square feet) and Switzerland (approximately 26,000 square feet) which are used for operations, research and design, sales, marketing and administrative functions. In addition to these properties, we lease approximately 361,000 square feet in Israel for research and design, administration and operations, for which the lease term expires in August 2025. We also lease smaller facilities in Bermuda, Canada, China, Denmark, Germany, Hong Kong, India, Italy, Japan, Malaysia, the Netherlands, South Korea, Spain, Sweden, Taiwan, the United Kingdom and the United States, which are occupied by administrative, sales, design and field application personnel. Based upon our estimates of future hiring, we believe that our current facilities in most locations will be adequate to meet our requirements at least through the next fiscal year.

Item 3. *Legal Proceedings*

The information set forth under "Note 10 — Commitments and Contingencies" of our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, please see Part I, Item 1A, "Risk Factors" above.

Item 4. *Mine Safety Disclosures*

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common shares are traded on the NASDAQ Global Select Market under the symbol "MRVL." Our common shares began trading on June 27, 2000, upon completion of our initial public offering. For fiscal 2013 and fiscal 2012, the following table shows for the periods indicated the high and low sales prices for our common shares on the NASDAQ Global Select Market and reflects all stock splits to date.

	Fiscal 2013		Fiscal 2012	
	High	**Low**	**High**	**Low**
First Quarter	$16.86	$14.47	$20.42	$14.92
Second Quarter	$15.26	$10.27	$16.36	$13.17
Third Quarter	$12.33	$ 7.32	$15.91	$11.23
Fourth Quarter	$ 9.60	$ 6.98	$16.29	$13.13

As of March 21, 2013, the approximate number of record holders of our common shares was 190 (not including beneficial owners of stock held in street name).

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The graph below compares the cumulative total shareholder return of our common shares with the cumulative total return of the S&P 500 Index and the Philadelphia Semiconductor Index since February 2, 2008 through February 2, 2013. The graph compares a $100 investment on February 2, 2008 in our common share with a $100 investment on February 2, 2008 in each index and assumes that any dividends were reinvested. Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Marvell Technology Group Ltd., the S&P 500 Index, and the PHLX Semiconductor Index


$200
$150
$100
$50
$0
2/2/08
1/31/09
1/30/10
1/29/11
1/28/12
2/2/13
Marvell Technology Group Ltd.
S&P 500
PHLX Semiconductor

*$100 invested on 2/2/08 in stock or 1/31/08 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	2/2/08	1/31/09	1/30/10	1/29/11	1/28/12	2/2/13
Marvell Technology Group Ltd.	**100.00**	**57.13**	**136.60**	**150.16**	**123.75**	**75.82**
S&P 500	**100.00**	**61.37**	**81.71**	**99.84**	**104.05**	**121.51**
PHLX Semiconductor	**100.00**	**68.67**	**102.78**	**137.07**	**145.54**	**164.92**

Dividends

In May 2012, we announced the initiation of paying our first quarterly dividend of $0.06 per share. Our board of directors declared quarterly cash dividends of $0.06 per share payable to holders of our common shares in each of the last three quarters of fiscal 2013. As a result, cash dividends of $31.7 million were paid in the three

months ended February 2, 2013 and a total of $98.8 million were paid in the fiscal year ended February 2, 2013. The payment of future quarterly cash dividends is subject to, among other things, the best interests of our shareholders, our results of operations, cash balances and future cash requirements, financial condition, statutory requirements of Bermuda law, and other factors that the board of directors may deem relevant.

Equity Compensation Plan Information

Information regarding the securities authorized for issuance under our equity compensation plans can be found under Part III, Item 12 of this Annual Report on Form 10-K under the caption "Equity Compensation Plan Information."

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following table presents details of our repurchases during the three months ended February 2, 2013 (in thousands, except per share data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximated Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 28 – November 24, 2012	1,500	$7.68	1,500	$383,654
November 25 – December 22, 2012	14,082	$8.51	14,082	$763,861
December 23, 2012 – February 2, 2013	18,093	$8.36	18,093	$612,552
Total	33,675	$8.39	33,675	$612,552

(1) In August 2010, our board of directors initially authorized our current share repurchase program to repurchase up to $500 million of our outstanding common shares. During fiscal 2012, our board of directors authorized an additional $1.5 billion to be used to repurchase our common shares under the share repurchase program. In May and December 2012, we announced additional increases of $500 million to the share repurchase program. This increases the total available under the repurchase program to $3.0 billion. We intend to effect the repurchase program in accordance with the conditions of Rule 10b-18 under the Exchange Act. The repurchase program will be subject to market conditions and other factors and does not obligate us to repurchase any dollar amount or number of our common shares. The repurchase program may be extended, modified, suspended or discontinued at any time. We may make repurchases in open market or privately negotiated transactions in order to effect our repurchases.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read together with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8, "Financial Statements and Supplementary Data" contained elsewhere in this Annual Report on Form 10-K.

	February 2, 2013 (1)	January 28, 2012 (2)	January 29, 2011 (3)	January 30, 2010 (4)	January 31, 2009 (5)
	(in thousands, except per share amounts and number of employees)				
Consolidated Statements of Operations Data:					
Net revenue	$3,168,630	$3,393,040	$3,611,893	$2,807,687	$2,950,563
Cost of goods sold	$1,493,497	$1,465,805	$1,473,274	$1,227,096	$1,426,624
Research and development	$1,057,445	$1,013,678	$ 897,578	$ 828,176	$ 935,272
Operating income	$ 294,657	$ 604,146	$ 901,192	$ 334,115	$ 165,176
Net income	$ 306,585	$ 615,091	$ 904,129	$ 353,456	$ 147,242
Basic net income per share	$ 0.55	$ 1.01	$ 1.39	$ 0.57	$ 0.24
Diluted net income per share	$ 0.54	$ 0.99	$ 1.34	$ 0.54	$ 0.23
Weighted average shares — basic	555,310	607,857	648,347	623,934	608,747
Weighted average shares — diluted	563,123	623,268	676,878	653,741	630,328
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$1,918,990	$2,246,498	$2,930,030	$1,796,717	$ 951,909
Working capital	$1,977,458	$2,489,407	$3,071,961	$1,913,658	$1,150,667
Total assets	$5,261,764	$5,767,619	$6,338,157	$5,170,940	$4,414,200
Term loan and capital lease obligations, net of current portion	$ —	$ —	$ —	$ 511	$ 2,451
Total shareholders' equity	$4,484,595	$5,014,018	$5,521,869	$4,417,979	$3,829,067
Cash dividends declared per share	$ 0.18	$ —	$ —	$ —	$ —
Number of employees	7,259	6,970	5,893	5,241	5,552

(1) Fiscal 2013 includes $5.7 million for an expense related to an ongoing litigation matter and $4.9 million for expenses related to acquisitions in prior fiscal years.

(2) Fiscal 2012 includes $6.7 million for litigation settlements and assessments of payroll taxes on employee benefits in certain jurisdictions.

(3) Fiscal 2011 includes $8.5 million for litigation settlements.

(4) Fiscal 2010 includes a $72.0 million charge in connection with the settlement of a class action litigation. This is offset by a $27.3 million benefit in fiscal 2010 resulting from the expiration of the statute of limitations related to a tax contingency reserve, in addition to a $5.3 million income tax benefit related to the adjustment of a prior year deferred tax asset.

(5) In fiscal 2009, we wrote-off $15.6 million of intangible assets that were determined to be impaired due to declining revenue from products acquired and to a delay in the deployment of technology within a certain industry.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties including those discussed under Part I, Item 1A, "Risk Factors." These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

Overview

We are a leading global semiconductor provider of high-performance application-specific standard products. Our core strength of expertise is the development of complex SoC devices, leveraging our extensive technology portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing, and embedded ARM-based microprocessor integrated circuits. We also develop platforms that we define as integrated hardware along with software that incorporates digital computing technologies designed and configured to provide an optimized computing solution compared to individual components. Our broad product portfolio includes devices for data storage, enterprise-class Ethernet data switching, Ethernet PHY, mobile handsets and other consumer electronics, wireless networking, personal area networking, Ethernet-based PC connectivity, control plane communications controllers, video-image processing and power management solutions. Our products serve diverse applications used in carrier, metropolitan, enterprise and PC-client data communications and storage systems. Additionally, we serve the consumer electronics market for the convergence of voice, video and data applications. We are a fabless integrated circuit company, which means that we rely on independent, third party contractors to perform manufacturing, assembly and test functions. This approach allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products.

Historically, a small number of customers have accounted for a significant portion of our net revenue. The following table sets forth sales to end customers comprising 10% or more of our net revenue for the periods indicated:

	Year Ended		
Customer	**February 2, 2013**	**January 28, 2012**	**January 29, 2011**
Western Digital	24%	19%	21%
Toshiba	10%	*	*
Seagate	10%	*	*
Research in Motion	*	*	14%

* Less than 10% of net revenue

In fiscal 2013, Western Digital acquired Hitachi's HDD unit and in fiscal 2012, Seagate acquired the HDD operations of Samsung.

We expect to continue to experience significant customer concentration in future periods and most of our sales are made to customers located outside of the United States, primarily in Asia. Sales to customers in Asia represented approximately 90%, 88% and 81% of our net revenue for fiscal 2013, 2012 and 2011, respectively. Because many manufacturers and manufacturing subcontractors of our customers are located in Asia, we expect that most of our net revenue will continue to be represented by sales to our customers in that region. Substantially all of our sales to date have been denominated in U.S. dollars.

A significant number of our products are being incorporated into consumer electronics products, including gaming devices and personal computers, which are subject to significant seasonality and fluctuations in demand. Holiday and back to school buying trends may at times negatively impact our results in the first and fourth quarter and positively impact our results in the second and third quarter of our fiscal years.

A relatively large portion of our sales have historically been made on the basis of purchase orders rather than long-term agreements. In addition, the sales cycle for our products is long, which may cause us to experience a delay between the time we incur expenses and the time revenue is generated from these expenditures. We anticipate that the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and future quarters may be adversely affected.

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2013 had a 53-week period. Fiscal 2012 and 2011 each had a 52-week period.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to performance-based compensation, revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, investment fair values, goodwill and other intangible assets, income taxes, litigation and other contingencies. In addition, we use assumptions when employing the Monte Carlo simulation and Black-Scholes valuation models to calculate the fair value of stock-based awards granted. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances when these carrying values are not readily available from other sources. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured.

Product revenue is generally recognized upon shipment of product to customers, net of accruals for estimated sales returns and rebates. However, some of our sales are made through distributors under agreements allowing for price protection, shipped from stock pricing adjustment rights, and limited rights of stock rotation on product unsold by the distributors. Although title passes to the distributor upon shipment terms and payment by our distributors is not contingent on resale of the product, product revenue on sales made through distributors with price protection, shipped from stock pricing adjustment rights and stock rotation rights are deferred until the distributors sell the product to end customers. Deferred revenue less the related cost of the inventories is reported as deferred income. We do not believe that there is any significant exposure related to impairment of deferred cost of sales, as our historical returns have been minimal and inventory turnover for our distributors generally ranges from 60 to 90 days. Our sales to direct customers are made primarily pursuant to standard purchase orders for delivery of products.

A portion of our net revenue is derived from sales through third party logistics providers, who maintain warehouses in close proximity to our customer's facilities. Revenue from sales through these third party logistics providers is not recognized until the product is pulled from stock by the customer.

The provision for estimated sales returns and allowances on product sales is recorded in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We account for rebates by recording reductions to revenue in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customers.

Stock-Based Compensation. Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. We amortize stock-based compensation expense for time-based and market-based awards under the straight-line attribution method over the vesting period, which is generally four years for annual grants to employees and five years for new hire grants. Performance-based awards are amortized using the accelerated method.

We estimate the fair value of time-based stock option awards on the date of grant using the Black Scholes option-pricing model. The fair value of market-based option awards is estimated on the date of grant using a Monte Carlo simulation model. The value of the portion of the awards that is ultimately expected to vest is recognized as expense over the requisite service periods. The Black-Scholes and Monte Carlo models incorporate various highly subjective assumptions including expected term of awards, expected future stock price volatility and expected forfeiture rates.

In developing estimates used to calculate assumptions, we establish the expected term for employee options, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Assumptions for stock option exercises and pre-vesting terminations of stock options were stratified by employee groups with sufficiently distinct behavior patterns. Expected volatility was developed based on an equally weighted combination of historical stock price volatility and implied volatility derived from traded options on our stock in the marketplace. The expected dividend yield is calculated by dividing annualized dividend payments by the closing stock price on the grant date of the option.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred.

The fair value of each restricted stock unit is estimated based on the market price of the Company's common shares on the date of grant less the expected dividend yield.

In addition, for both stock options and restricted stock units, we are required to estimate forfeiture rates, and true up these forfeiture rates when actual results are different from our estimates. Assumptions for forfeitures are stratified by employee groups with sufficiently distinct behavior patterns. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The expense we recognize in future periods could be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period and/or our forecasts.

Additionally, for certain of our performance-based awards, we must make subjective assumptions regarding the likelihood that the related performance metrics will be met. These assumptions are based on various revenue and operating performance criteria. Changes in our actual performance could cause a significant adjustment in future periods for these performance-based awards.

Accounting for Income Taxes. To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for an amount of a valuation allowance for deferred tax assets often requires judgment and analysis of all the positive and negative evidence available to determine whether all or some portion of the deferred tax assets will not be realized. A valuation allowance must be established for deferred tax assets when it is more likely than not that they will not be realized. Based on the available evidence and judgment, we have determined that it is more likely than not that U.S. research credits and certain acquired net operating losses will not be realized and therefore we have provided a full valuation allowance against these credits. If there is a change in our ability to realize our deferred tax assets, then our tax provision may decrease in the period in which we determine that realization is more likely than not.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which we operate. We recognize the effect of income tax positions only if these positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of our tax liabilities involves the inherent uncertainty associated with the application of GAAP and complex tax laws. We believe we have adequately provided for in our financial statements additional taxes that we estimate may be required to be paid as a result of such examinations. While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. These tax liabilities, including the interest and penalties, are released pursuant to a settlement with tax authorities, completion of audit or expiration of various statutes of limitation. The material jurisdictions in which we may be subject to potential examination by tax authorities throughout the world include China, Israel, Singapore, Switzerland and the United States.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities require that we make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on our tax provision in a future period.

Inventories. We value our inventory at the lower of cost or market, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. The estimate of future demand is compared to our inventory levels, including open purchase commitments, to determine the amount, if any, of obsolete or excess inventory. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete

inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of goods sold in previous periods and would be required to recognize additional gross margin at the time the related inventory is sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

Long-lived Assets and Intangible Assets. We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;
- significant adverse changes in the business climate or legal factors;
- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and
- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets may not be recoverable, we estimate the future cash flows expected to be generated by the asset from its use or eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

During fiscal 2013, we recorded a charge of $0.8 million to write off in-process research and development related to an abandoned project. As of February 2, 2013, we had a total of $89.7 million in acquired intangible assets, of which $9.7 million represented the remaining in-process research and development.

Goodwill. We evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important which could trigger a goodwill impairment review include;

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- a significant decline in our stock price for a sustained period; and
- a significant change in our market capitalization relative to our net book value.

When performing our assessment, we include a control premium, in addition to our fair value to reflect the full value and amount that a buyer would be willing to pay for the company. Since our inception, we have not recognized any impairment of goodwill.

Litigation Costs. From time to time, we are involved in legal actions arising in the ordinary course of business. There can be no assurance these actions or other third party assertions will be resolved without costly litigation, in a manner that does not adversely impact our financial position, results of operations or cash flows or without requiring royalty payments in the future, which may adversely impact gross margins. We are aggressively defending these litigation matters and believe no material adverse outcome will result. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different than our estimates and could adversely affect our results of operations, financial position and cash flows.

Results of Operations

Fiscal 2013 was a disappointing year for us. Within the storage end market, we experienced a decline in net revenue in our HDD products due to a weaker PC market. Within our mobile end market, we saw a continued decline in net revenue from our leading North American handset customer due to continued competitive challenges that they face. In addition, later in the year, we endured product transitions within the TD-SCDMA market in China, which led to a reduction in our fourth fiscal quarter revenue. Our net revenue of $3.2 billion in fiscal 2013 was 7% lower compared to net revenue of $3.4 billion in fiscal 2012. Net income for fiscal 2013 was $306.6 million, or $0.54 per share, compared to net income of $615.1 million in fiscal 2012, or $0.99 per share.

Despite these results, we remain confident in our investments and multiple near-term and long-term growth opportunities such as:

- In the mobile market, we believe we have a strong roadmap based on our unified platform. We are encouraged by the early design activities from our customers who are building phones for both the TD-SCDMA and WCDMA markets. In fact, we have started initial production shipments of our dual-core devices with leading OEMs for smartphone and tablet designs. We have also recently introduced our new quad-core device for our unified 3G platform and expect production units to ship in fiscal 2014. As the world rapidly transitions to LTE, we are accelerating our TD and FDD LTE roadmap, and we expect customers to upgrade to these 4G platform solutions over the course of the next year to 18 months.
- In wireless connectivity, we have historically focused on providing integrated 1x1 combo solutions for the mobile market, which demand the lowest power consumption, and high-performance 4x4 solutions for the enterprise market, which demand the highest possible throughput. We are gaining significant traction for our 4x4 solutions as global enterprise carriers are realizing this design is the necessary architecture for HD video distribution. In addition to our continued established presence in the 1x1 and 4x4 markets, we are now expanding our footprint by offering integrated 2x2 combo solutions for the tablet and ultrabook markets.
- In our storage business, we have made solid progress this past year. Despite the overall demand challenges within the PC market, we have gained market share within HDDs as we have seen strong growth for our 500 gigabyte per platter products. Based on our product roadmap and engagement with all the HDD OEMs, we believe we are well positioned for major new design wins. Within the SSD market, our revenue has continued to grow, and we are seeing excellent traction with our products at major SSD OEMs.
- In the networking market, we have outperformed the market during the past year, growing revenue by introducing products in new growth areas such as in passive optical network (GPON and EPON) and 10GbE switching, as well as programmable network processors introduced following our acquisition of Xelerated. Our customers are increasingly using our programmable network processors to manage both rising consumer bandwidth requirements and rising connected devices in the network. The change to programmable architectures is making software a key element and our investment in software for networking has been critical in quickly enabling differentiated platforms for our customers.

Our financial position is strong and we also remain committed to deliver shareholder value through our share repurchase and dividend programs.

- Our cash, cash equivalents and short-term investments were $1.9 billion at February 2, 2013 and we generated cash flow from operations of $729.0 million during fiscal 2013.
- In May 2012, we announced our first quarterly dividend of $0.06 per share. As a result, we paid cash dividends for a total of $98.8 million in fiscal 2013 and we recently announced another dividend of $0.06 per share to be paid during the first quarter of fiscal 2014.
- We repurchased a total of 91.0 million of our common shares for $959.1 million in cash during fiscal 2013.

We are currently involved in a patent litigation action with CMU (See "Risk Factors" under Item 1A of this Report on Form 10-K and "Note 10 — Commitments and Contingencies" in the Notes to the Consolidated Financial Statements for a further discussion of the risks associated with this matter and other patent litigation matters). We strongly believe that we do not infringe on the methods described in the CMU patents and that our products use our own internally developed patented read channel technology. As a result, we have filed multiple post trial motions to overturn the jury verdict and if necessary, we will go through the appeal process.

The following table sets forth information derived from our consolidated statements of operations expressed as a percentage of net revenue.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net revenue	100%	100%	100%
Operating costs and expenses:			
Cost of goods sold	47.1	43.2	40.8
Research and development	33.4	29.9	24.9
Selling and marketing	5.1	4.7	4.3
General and administrative	3.4	3.0	2.9
Amortization and write-off of acquired intangible assets	1.7	1.4	2.2
Total operating costs and expenses	90.7	82.2	75.1
Operating income	9.3	17.8	24.9
Interest and other income, net	0.5	0.4	0.3
Income before income taxes	9.8	18.2	25.2
Provision for income taxes	0.1	0.1	0.2
Net income	9.7%	18.1%	25.0%

Years Ended February 2, 2013 and January 28, 2012

Net Revenue

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Net revenue	$3,168,630	$3,393,040	(6.6)%

Net revenue is gross revenue, net of accruals for estimated sales returns and rebates. The revenue decline during fiscal 2013 was primarily due to declines in the mobile and wireless end market, and to a lesser extent, a decline in the storage end market. Within our mobile and wireless end market, revenue from our leading North

American handset customer declined year-over-year due to the continued competitive challenges that they face. Within the storage end market, revenue declined in fiscal 2013 compared to the prior year primarily as a result of the slowdown in the global market for PC's. The flooding in Thailand during the second half of fiscal 2012 impacted our overall HDD revenue in both fiscal 2012 and fiscal 2013. One of our customers, for which we entered the year with a relatively low market segment share of their products, was impacted the least by the flooding in Thailand in the second half of fiscal 2012, which negatively impacted our revenue towards the beginning of the year. However, during the year, we continued to grow our share of revenue with this customer, offsetting most of the negative impacts from the floods. In addition, sales of our SSD products increased significantly in fiscal 2013 compared to fiscal 2012 as our products began to gain acceptance in the market. SSD sales still make up a small percentage of our total storage revenue, however, they are growing and making up an increasingly larger percentage of overall revenue. Net revenue from our networking end market increased slightly in fiscal 2013 compared to the prior fiscal year, due to growth in our PON and networking processing unit products as well as growth in switching products.

In the first quarter of fiscal 2014, we expect net revenue to be in the range of $700 million to $740 million, a decline of 7% at the midpoint, driven mainly by seasonality, as well as the impacts of Chinese New Year, which benefited our business in the fourth quarter of fiscal 2013.

Cost of Goods Sold

	Year Ended		
	February 2, 2013	**January 28, 2012**	**% Change in 2013**
	(in thousands, except percentage)		
Cost of goods sold	$1,493,497	$1,465,805	1.9%
% of net revenue	47.1%	43.2%	

Cost of goods sold as a percentage of net revenue in fiscal 2013 increased by 390 basis points, from 43.2% in fiscal 2012 to 47.1% in fiscal 2013. This increase was primarily due to product pricing declines outpacing the cost reductions received from our manufacturing partners. Unfavorable changes to the gross margin mix of our products sold compared to fiscal 2012, driven by growth in businesses with lower gross margins further contributed to the increase. Our cost of goods sold as a percentage of net revenue may fluctuate in future periods due to, among other things, changes in the mix of products sold; the timing of production ramps of new products; increased pricing pressures from our customers and competitors, particularly in the consumer product markets that we are targeting; charges for obsolete or potentially excess inventory; changes in the costs charged by our foundry; assembly and test subcontractors; product warranty costs; changes in commodity prices such as gold; and the margin profiles of our new product introductions.

We currently expect that cost of goods sold as a percentage of net revenue in the first quarter of fiscal 2014 will be slightly higher than the amount in the fourth quarter of fiscal 2013 based on the midpoint of our expected range.

Share-Based Compensation Expense

	Year Ended	
	February 2, 2013	**January 28, 2012**
	(in thousands)	
Cost of goods sold	$ 8,142	$ 6,995
Research and development	87,149	85,924
Selling and marketing	13,278	12,920
General and administrative	18,711	14,024
	$127,280	$119,863

We recognized higher share-based compensation expense as a result of higher headcount in fiscal 2013, combined with the effect of an increase in expense related to the employee stock purchase plan. The offering price of the employee stock purchase plan was reset in June 2012 and also in December 2012 due to the decline in our stock price. Although share-based compensation expense increased by $7.4 million in fiscal 2013 compared to fiscal 2012, it included the recovery of previously recognized expense associated with unvested share-based awards that were cancelled as a result of the resignation in October 2012 of our then chief financial officer.

Research and Development

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Research and development	$1,057,445	$1,013,678	4.3%
% of net revenue	33.4%	29.9%	

Research and development expense increased by $43.8 million in fiscal 2013 compared to fiscal 2012, primarily due to higher personnel-related costs as a result of increased headcount in fiscal 2013 compared to fiscal 2012. In addition, since fiscal 2013 was a 53-week year, overall research and development expense were higher due to the additional week. The increase in the fiscal 2013 research and development expense was partially offset by a higher amount of product development funding from our customers.

We currently expect that research and development expense for the first quarter of fiscal 2014 will be approximately flat in the first quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013.

Selling and Marketing

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Selling and marketing	$161,817	$159,434	1.5%
% of net revenue	5.1%	4.7%	

Selling and marketing expense increased by $2.4 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to increased trade show and marketing communication activities combined with higher expenses for other professional services. Although fiscal 2013 was a 53-week year, the increase in overall expense for the additional week was essentially offset by lower expenses for contractor services as we continue to tightly manage this spending.

We currently expect that selling and marketing expenses will be slightly lower in the first quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013.

General and Administrative

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
General and administrative	$108,514	$100,620	7.8%
% of net revenue	3.4%	3.0%	

General and administrative expense increased by $7.9 million in fiscal 2013 compared to fiscal 2012. The increase was primarily attributed to an increase in legal expenses, a significant portion of which related to the CMU trial towards the end of the fiscal year (See "Note 10 — Commitments and Contingencies" in the Notes to the Consolidated Financial Statements). In addition, since fiscal 2013 was a 53-week year, overall general and administrative expense were higher due to the additional week.

We currently expect that general and administrative expense will be slightly lower in the first quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013.

Amortization and Write-Off of Acquired Intangible Assets

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Amortization and write-off of acquired intangible assets	$52,700	$49,357	6.8%
% of net revenue	1.7%	1.4%	

Amortization and write-off of acquired intangible assets increased by $3.3 million in fiscal 2013 compared to fiscal 2012. This increase was primarily due to additional amortization expense related to the intangible assets acquired in the fourth quarter of fiscal 2012 and the additional week of expense since fiscal 2013 was a 53-week year.

Interest and Other Income, net

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Interest and other income, net	$15,533	$14,913	4.2%
% of net revenue	0.5%	0.4%	

Interest and other income, net, consists primarily of interest earned on cash, cash equivalents and short-term investment balances, gains and losses on the sale of marketable and equity securities and foreign currency impacts, net of interest. The increase in interest and other income, net in fiscal 2013 compared to fiscal 2012 was primarily due to higher gains on sales of marketable securities. This was partially offset by lower interest income in fiscal 2013 from lower average cash and investment balances, as well as a lower rate of return.

Provision for Income Taxes

	Year Ended		
	February 2, 2013	January 28, 2012	% Change in 2013
	(in thousands, except percentage)		
Provision for income taxes	$3,605	$3,968	(9.1)%
% of net revenue	0.1%	0.1%	

During fiscal 2013, the provision for income taxes consisted of the current income tax liability of $20.1 million, which was primarily offset by net reductions in unrecognized tax benefits of $18.8 million due to the expiration of the statutes of limitations in multiple jurisdictions less increases in unrecognized tax benefits including interest and penalties. The fiscal 2013 provision for income taxes also included $2.3 million in tax expense that mainly resulted from tax provision-to-tax return adjustments in various countries. This compares to the provision for income taxes in fiscal 2012 consisting of the current income tax liability of $12.4 million, which

was primarily offset by net reductions in unrecognized tax benefits of $6.1 million due to the expiration of the statutes of limitations in multiple jurisdictions less increases in unrecognized tax benefits including interest and penalties. The fiscal 2012 provision for income taxes also included a benefit of $2.3 million from a decrease in tax expense that mainly resulted from tax provision-to-tax return adjustments in various countries and from the settlements of audits in non-U.S. jurisdictions.

Years Ended January 28, 2012 and January 29, 2011

Net Revenue

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Net revenue	$3,393,040	$3,611,893	(6.1)%

The revenue decline during fiscal 2012 was primarily driven by challenges within our mobile and wireless end markets as well as the impact of natural disasters on our storage end markets. Within our mobile and wireless end markets, our leading handset customer faced challenges against their competition. Our mobile and wireless revenues were negatively impacted as our leading handset customer shifted their product volumes to more 2G and 2.5G devices that address several of the emerging markets around the world. This shift significantly impacted the demand for our 3G solutions. This decline was partially offset by the ramp of our mobile SoC products for the TD handset market in China, which were introduced during the first quarter of fiscal 2012 and ramped up over the course of the year. Within our storage end markets, our net revenue was negatively impacted by both the earthquakes in Japan at the tail end of the first quarter of fiscal 2012 as well as the floods in Thailand during the later part of our fiscal third quarter, which also impacted the fourth quarter of fiscal 2012. These natural disasters caused serious restrictions on our HDD customers' ability to build drives, which in turn affected demand for our SoC solutions for these customers. Over the course of the year, we experienced the ramp up of a significant new customer and the growth in our SSD business, helping to partially offset the negative effects described above. Within our networking end markets, our net revenue increased moderately as demand increased with our largest customer along with the ramp of our EPON and GPON products during fiscal 2012.

Cost of Goods Sold

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Cost of goods sold	$1,465,805	$1,473,274	(0.5)%
% of net revenue	43.2%	40.8%	

Cost of goods sold as a percentage of net revenue in fiscal 2012 increased by 240 basis points, from 40.8% in fiscal 2011 to 43.2% in fiscal 2012. The increase during fiscal 2012 was primarily driven by declines in the average selling prices of our products, which outpaced the cost reductions received from our manufacturing partners, the volume and costs of new product tapeouts in advanced technology nodes and higher commodity costs in the assembly of our products. Specifically, the cost of gold increased significantly over the past year.

Share-Based Compensation Expense

	Year Ended	
	January 28, 2012	January 29, 2011
	(in thousands)	
Cost of goods sold	$ 6,995	$ 7,522
Research and development	85,924	82,524
Selling and marketing	12,920	11,769
General and administrative	14,024	16,590
	$119,863	$118,405

Share-based compensation expense increased by $1.5 million in fiscal 2012 compared to fiscal 2011. The increase was due to the change in the "look-back" period for the employee stock purchase plan in fiscal 2012, which was partially offset by the restricted stock units granted under a tender offer exchange program that fully vested by the end of fiscal 2011.

Research and Development

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Research and development	$1,013,678	$897,578	12.9%
% of net revenue	29.9%	24.9%	

Research and development expenses increased by $116.1 million in fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel-related costs as a result of increased headcount, contractor services and other professional services. The impact of the higher headcount was slightly offset by lower incentive compensation, as a result of lower profitability. In addition, contributing to the increase were higher costs for third party intellectual property and various other research and development expenses to support our larger organization. The overall increase was partially offset by a decrease in depreciation expense.

Selling and Marketing

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Selling and marketing	$159,434	$155,481	2.5%
% of net revenue	4.7%	4.3%	

Selling and marketing expense increased by $4.0 million in fiscal 2012 compared to fiscal 2011 primarily due to an increase in personnel-related costs, including contractor services and other professional services. The increase was partially offset by a decrease in general selling and marketing expense, as we reduced trade show and public relations expenses.

General and Administrative

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
General and administrative	$100,620	$104,830	(4.0)%
% of net revenue	3.0%	2.9%	

General and administrative expense decreased by $4.2 million in fiscal 2012 compared to fiscal 2011. This included a decrease in legal expenses, primarily due to the conclusion of a significant legal case in the prior fiscal year, and a decrease in stock-based compensation, as a result of adjustments recorded on certain grants connected to performance targets that were not achieved. In addition, incentive compensation expenses were slightly lower due to lower profitability.

Amortization and Write-Off of Acquired Intangible Assets

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Amortization and write-off of acquired intangible assets	$49,357	$79,538	(37.9)%
% of net revenue	1.4%	2.2%	

The decrease in amortization and write-off of acquired intangible assets of $30.2 million in fiscal 2012 compared to fiscal 2011 was primarily due to certain intangible assets becoming fully amortized during the year.

Interest and Other Income, net

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Interest and other income, net	$14,913	$9,270	60.9%
% of net revenue	0.4%	0.3%	

Interest and other income, net consists primarily of interest earned on cash, cash equivalents and short-term investment balances, gains and losses on the sale of marketable and equity securities and foreign currency impacts, net of interest paid. The increase in interest and other income, net in fiscal 2012 compared to fiscal 2011 was primarily due to higher interest income on our investments due to a slightly higher rate of return and lower currency translation losses. These increases were partially offset by net gains in fiscal 2011 on sales of investments in privately held companies of $5.9 million.

Provision for Income Taxes

	Year Ended		
	January 28, 2012	January 29, 2011	% Change in 2012
	(in thousands, except percentage)		
Provision for income taxes	$3,968	$6,333	(37.3)%
% of net revenue	0.1%	0.2%	

During fiscal 2012, the provision for income taxes consisted of the current income tax liability of $12.4 million, which was primarily offset by net reductions in unrecognized tax benefits of $6.1 million due to the expiration of the statutes of limitations in multiple jurisdictions less increases in unrecognized tax benefits including interest and penalty. The fiscal 2012 provision for income taxes also included a benefit of $2.3 million from a decrease in tax expense that mainly resulted from tax provision-to-tax return adjustments in various countries and from the settlements of audits in non-U.S. jurisdictions. This compares to the provision for income taxes in fiscal 2011 consisting of the current income tax liability of $13.8 million, which was primarily offset by net reductions in unrecognized tax benefits of $5.1 million due to the expiration of the statutes of limitations in multiple jurisdictions less increases in unrecognized tax benefits including interest and penalty. The fiscal 2011 provision for income taxes also included a net tax benefit of $3.4 million due to the release of a valuation allowance from the completion of a non-U.S. audit.

Liquidity and Capital Resources

Our principal source of liquidity as of February 2, 2013 consisted of approximately $1.9 billion of cash, cash equivalents and short-term investments.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $729.0 million for fiscal 2013 compared to $771.2 million for fiscal 2012 and $1.2 billion for fiscal 2011. The cash inflows from operations for fiscal 2013 were primarily due to $592.0 million of net income adjusted for non-cash items and positive working capital changes of $137.0 million. The positive change in working capital for fiscal 2013 was primarily driven by a decrease in inventories due to increased shipment towards the end of the current year and a decrease in accounts receivable due to improved collections in the fourth quarter of fiscal 2013 compared to the fourth quarter of fiscal 2012.

The cash inflows from operations for fiscal 2012 were primarily due to $884.5 million of net income adjusted for non-cash items, as compared to $1.2 billion during fiscal 2011. Within working capital during fiscal 2012, accounts receivable decreased due to lower levels of revenue in the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011. Inventories increased due primarily to two factors: (1) the floods in Thailand which increased our inventories of hard drive products at the end of fiscal 2012, and (2) the increased use of "hubs" managed by third party logistics providers. When products are shipped to these third party managed locations, the inventory remains on our books until pulled by the customer. Accounts payable decreased due to lower levels of purchasing activities near the end of fiscal 2012.

The cash inflows from operations for fiscal 2011 were primarily due to $1.2 billion of net income adjusted for non-cash items. Within working capital during fiscal 2011, accounts payable increased due to higher levels of purchasing to support our business. Deferred income increased as the inventory levels at our distributors were higher at the end of fiscal 2011. Accrued employee compensation increased due to higher accruals for incentive compensation programs due to the higher levels of revenue and operating income in fiscal 2011 compared to fiscal 2010. Accounts receivable increased due to higher levels of revenue. During fiscal 2011, other non-current assets and other long-term liabilities both decreased significantly compared to fiscal 2010, primarily as a result of the conversion of our severance plan for our employees in Israel.

Net Cash Provided by and (Used in) Investing Activities

Net cash provided by investing activities was $178.8 million for fiscal 2013 compared to net cash used in investing activities of $590.1 million for fiscal 2012 and $529.3 million for fiscal 2011. For fiscal 2013, net cash provided by investing activities was primarily generated from net sale and maturities of available-for-sale securities of $291.8 million. The net cash inflow from available-for-sale securities in fiscal 2013 was partially offset by the purchases of $68.2 million of property and equipment, and $35.0 million of IP licenses.

For fiscal 2012, net cash used in investing activities was primarily due to net purchases of available-for-sale securities of $393.5 million. In addition, we paid $93.9 million for acquisitions, purchased $88.8 million of property and equipment mainly to support additional capacity, and purchased $13.8 million of technology licenses in fiscal 2012.

For fiscal 2011, net cash used in investing activities was primarily due to net purchases of available-for-sale securities of $395.8 million. In addition, we purchased $90.2 million of property and equipment mainly to support additional capacity, paid $29.4 million for acquisitions and purchased $23.1 million of technology licenses in fiscal 2011.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was $940.8 million for fiscal 2013 compared to $1.2 billion for fiscal 2012 and net cash provided by financing activities of $77.4 million for fiscal 2011. For fiscal 2013, net cash used

in financing activities was primarily attributable to repurchases under our share repurchase program of 91.0 million of our common shares in the open market for $959.1 million. Of this amount, $22.2 million was unpaid and included in accrued liabilities as of February 2, 2013. We also paid cash dividends of $98.8 million in fiscal 2013. The cash outflow was partially offset by net proceeds of $94.8 million from the issuance of our common shares under our share-based plans less the minimum tax withholding paid on behalf of employees for net share settlements.

For fiscal 2012, net cash used in financing activities was primarily attributable to repurchases under our share repurchase program of 87.8 million of its common shares in the open market for $1.3 billion. The cash outflow was partially offset net by proceeds of $97.9 million from the issuance of common shares under our share-based plans less the minimum tax withholding paid on behalf of employees for net share settlements.

For fiscal 2011, net cash provided by financing activities was attributable to net proceeds of $166.0 million from the issuance of common shares under our share-based plans less the minimum tax withholding paid on behalf of employees for net share settlement, which was partially offset by share repurchases under our share repurchase program. We repurchased 4.9 million common shares for a total of $87.5 million in fiscal 2011.

Contractual Obligations and Commitments

Under our manufacturing relationships with our foundry partners, cancellation of outstanding purchase orders is allowed but require repayment of all expenses incurred through the date of cancellation. As of February 2, 2013, these foundries had incurred approximately $212.1 million of manufacturing costs and expenses relating to our outstanding purchase orders.

The following table summarizes our contractual obligations as of February 2, 2013 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payment Obligations by Fiscal Year						
	2014	2015	2016	2017	2018	Thereafter	Total
Contractual obligations:							
Facilities operating leases, net	$ 22,462	$19,430	$14,289	$ 4,698	$ 375	$ 599	$ 61,853
CAD and other operating leases	26,074	24,202	12,518	1,933	1,078	2,337	68,142
Purchase commitments to foundries	212,069	—	—	—	—	—	212,069
Capital purchase obligations	32,394	—	—	—	—	—	32,394
Technology license obligations	9,351	9,579	9,807	7,869	9,180	—	45,786
Other non-current obligations (1)	—	10,165	4,830	419	—	2,972	18,386
Total contractual cash obligations	$302,350	$63,376	$41,444	$14,919	$10,633	$5,908	$438,630

(1) Amounts represent anticipated future cash payments, including anticipated interest payments not recorded in the consolidated balance sheet.

In addition to the above commitments and contingencies, as of February 2, 2013, we have $61.6 million of unrecognized tax benefits as liabilities. We also have a liability for potential interest and penalties of $33.8 million as of February 2, 2013. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could decrease due to potential settlement with tax authorities and the expiration of applicable statutes of limitations. However, the amount cannot be reasonably estimated as we will have negotiations with various tax authorities throughout the year. At this time, we are unable to make a reasonably reliable estimate of the amount of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-balance sheet arrangements: As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of February 2, 2013, we were not involved in any unconsolidated SPE transactions.

Prospective capital needs: We believe that our existing cash, cash equivalents and short-term investments, together with cash generated from operations, exercise of employee stock options and purchases under our employee stock purchase plan will be sufficient to cover our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. Our capital requirements will depend on many factors, including our rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in operating expenses, which are all subject to uncertainty. However, we are named as defendants to several litigation actions and an unfavorable outcome in such actions could have a material adverse effect on our cash flows and results of operations.

To the extent that our existing cash, cash equivalents and investment balances and cash generated by operations are insufficient to fund our future activities, we may need to raise additional funds through public or private debt or equity financing. We may enter into additional acquisitions of businesses, purchase assets or enter into other strategic arrangements in the future, which could also require us to seek debt or equity financing. Additional equity financing or convertible debt financing may be dilutive to our current shareholders. If we elect to raise additional funds, we may not be able to obtain such funds on a timely basis or on acceptable terms, if at all. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to our common shares.

Recent Accounting Pronouncements

Please see "Note 1 — The Company and its Significant Accounting Policies — Recent Accounting Pronouncements" for further details in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Form 10-K.

Related Party Transactions

Please see "Note 14 — Related Party Transactions" for further details in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our interest rate risk relates primarily to our fixed income short-term investment portfolio as we did not have any outstanding debt as of February 2, 2013. We maintain an investment policy that requires minimum credit ratings, diversification of credit risk and limits the long-term interest rate risk by requiring maturities of less than five years. We invest our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, time deposits, money market mutual funds and corporate debt securities. These investments are generally classified as available-for-sale and, consequently, are recorded on our balance sheets at fair market value with their related unrealized gain or loss reflected as a component of accumulated other comprehensive income in shareholders' equity. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.

To provide an assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact that an adverse change in interest rates would have on the value of the investment portfolio. Based on investment positions as of February 2, 2013, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $15.6 million incremental decline in the fair market value of the portfolio. Due to our positive cash flow from operations, the relatively short-term nature of our investment portfolio and our ability to hold investments to maturity, such change in fair market value would likely not have resulted in any cash flow impact.

As of February 2, 2013, our investment portfolio included $19.5 million in par value of auction rate securities. Beginning in February 2008, liquidity issues in the global credit markets resulted in a failure of auction rate securities, as the amount of securities submitted for sale in those auctions exceeded the amount of bids. To estimate the fair value of the auction rate securities since that time, we have used a discounted cash flow model based on estimated timing and amount of future interest and principal payments, credit quality of the underlying securities and liquidity considerations, the collateralization of underlying security investments, the credit worthiness of the issuer of the securities, the probability of full repayment and other considerations. As of February 2, 2013, the fair value of auction rate securities was $2.7 million less than par value and recorded in long-term investments.

Based on our balance of approximately $1.9 billion in cash, cash equivalents and short-term investments as of February 2, 2013 and the fact that we continue to generate positive cash flow on a quarterly basis, we do not anticipate having to sell these securities below par value in order to operate our business. We do not have the intent to sell these auction rate securities until recovery and it is more likely than not that we will not be required to sell the auction rate securities prior to recovery. Thus we consider the impairment to be temporary and record the unrealized loss to accumulated other comprehensive income, a component of shareholders' equity.

Investment Risk. We invest in equity instruments of privately held companies for strategic purposes. We account for these investments under the cost method when we do not have the ability to exercise significant influence or control over the operations of these companies and under the equity method when we have the ability to exercise significant influence, but do not have control. Carrying value of these equity investments was $14.5 million at February 2, 2013, and was included in other non-current assets in our balance sheets. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other-than-temporary.

Commodity Price Risk. We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are incorporated into our end products. Supplies for such commodities may from time-to-time become restricted, or general market factors and conditions may affect the pricing of such commodities. Over the past few years, the price of gold has increased and certain of our supply chain partners assess surcharges to compensate for the rising commodity prices. We are currently restructuring certain manufacturing processes to use copper instead of gold in our products. In addition, the cost of assembling and testing our products is susceptible to changes in the price of oil, as our products are transported across locations throughout their lifecycle. While we continue to attempt to mitigate the risk of similar increases in commodities-related costs, there can be no assurance that we will be able to successfully safeguard against potential short-term and long-term commodities price fluctuations. We do not enter into formal hedging arrangements to mitigate against commodity risk.

Foreign Currency Exchange Risk. Substantially all of our sales and the majority of our expenses are denominated in U.S. dollars. Since we operate in many countries, we pay certain payroll and other operating expenses in local currencies and these expenses may be higher or lower in U.S. dollar terms. Furthermore, our operation in Israel represents a large portion of our total foreign currency exposure. We may also hold certain assets and liabilities, including potential tax liabilities in local currency on our balance sheet. These tax liabilities would be settled in local currency. Therefore, foreign exchange gains and losses from remeasuring the tax liabilities are recorded to other income and expense. The related effects of foreign exchange fluctuations on local currency expenses are recorded to operating expenses. Significant fluctuations in exchange rates in countries where we incur expenses or record assets or liabilities in local currency could affect our business and operating results in the future. There is also a risk that our customers may be negatively impacted in their ability to purchase our products priced in U.S. dollars when there has been significant volatility in foreign currency exchange rates.

We engage in hedging transactions to help mitigate some of the volatility to forecasted cash flows due to changes in foreign exchange rates, and in particular hedge a portion of the forecasted Israeli shekel expenses. We enter into certain short-term forward exchange contracts, typically less than 12 months in duration, to hedge

exposures for expenses and purchases denominated in foreign currencies when the currency exposure is significant and there is a high certainty of the underlying cash flow. We do not enter into derivative financial instruments for trading or speculative purposes. We may choose not to hedge certain foreign exchange exposures due to immateriality, offsetting exposures, prohibitive economic cost of hedging a particular currency, and limited availability of appropriate hedging instruments. To the extent our foreign currency hedges are effective, the results of the hedge activities offset the underlying expense within the operating expense. Financial instruments not designated as hedges or hedges deemed ineffective are recorded in interest and other income, net. We do not hedge our tax liabilities denominated in local currency on our balance sheet as the timing of these tax liabilities becoming cash flows is not deemed to be certain.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the impact that an adverse change in exchange rates would have on our financial statements. If the U.S. dollar weakened by 10%, our operating expense could increase by 3%. We expect our hedges of foreign currency exposures to be highly effective and offset a significant portion of the short-term impact of changes in exchange rates.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Marvell Technology Group Ltd.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Marvell Technology Group Ltd. and its subsidiaries at February 2, 2013 and January 28, 2012 and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 29, 2013

MARVELL TECHNOLOGY GROUP LTD.

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value per share)

	February 2, 2013	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 751,953	$ 784,902
Short-term investments	1,167,037	1,461,596
Accounts receivable, net of provision for sales returns and allowances of $7,921 and $2,663 in fiscal 2013 and 2012, respectively	330,238	407,263
Inventories	250,420	354,119
Prepaid expenses and other current assets	77,282	60,412
Deferred income taxes	8,416	10,669
Total current assets	2,585,346	3,078,961
Property and equipment, net	387,027	383,801
Long-term investments	16,769	23,215
Goodwill	2,032,138	2,031,991
Acquired intangible assets, net	89,655	141,505
Other non-current assets	150,829	108,146
Total assets	$5,261,764	$5,767,619
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 286,552	$ 304,695
Accrued liabilities	143,991	87,655
Accrued employee compensation	117,195	137,245
Deferred income	60,150	59,959
Total current liabilities	607,888	589,554
Non-current income taxes payable	112,871	131,579
Other non-current liabilities	56,410	32,468
Total liabilities	777,169	753,601
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $0.002 par value; 8,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.002 par value; 992,000 shares authorized; 508,338 and 583,671 shares issued and outstanding in fiscal 2013 and 2012, respectively	1,017	1,167
Additional paid-in capital	2,945,643	3,683,112
Accumulated other comprehensive income	1,148	776
Retained earnings	1,536,787	1,328,963
Total shareholders' equity	4,484,595	5,014,018
Total liabilities and shareholders' equity	$5,261,764	$5,767,619

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net revenue	$3,168,630	$3,393,040	$3,611,893
Operating costs and expenses:			
Cost of goods sold	1,493,497	1,465,805	1,473,274
Research and development	1,057,445	1,013,678	897,578
Selling and marketing	161,817	159,434	155,481
General and administrative	108,514	100,620	104,830
Amortization and write-off of acquired intangible assets	52,700	49,357	79,538
Total operating costs and expenses	2,873,973	2,788,894	2,710,701
Operating income	294,657	604,146	901,192
Interest and other income, net	15,533	14,913	9,270
Income before income taxes, net	310,190	619,059	910,462
Provision for income taxes	3,605	3,968	6,333
Net income	$ 306,585	$ 615,091	$ 904,129
Net income per share:			
Basic	$ 0.55	$ 1.01	$ 1.39
Diluted	$ 0.54	$ 0.99	$ 1.34
Weighted average shares:			
Basic	555,310	607,857	648,347
Diluted	563,123	623,268	676,878
Cash dividends declared per share	$ 0.18	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net income	$306,585	$615,091	$904,129
Other comprehensive income (loss), net of tax:			
Available-for-sale securities:			
Change in unrealized gain (loss) on marketable securities	2,141	2,087	3,007
Less: Reclassification adjustments for net realized gains on marketable securities included in net income	(3,101)	(1,889)	(590)
Change in unrealized loss on auction rate securities	(1,396)	339	695
Derivative financial instruments:			
Change in unrealized gain (loss) on cash flow hedges	233	757	(8)
Less: Reclassification adjustments for net realized loss (gain) on cash flow hedges included in net income	2,495	(1,605)	(1,126)
Other	—	(5)	(1)
Other comprehensive income (loss), net	372	(316)	1,977
Comprehensive income	$306,957	$614,775	$906,106

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Income (Deficit)	Total
	Shares	Amount				
Balance at January 30, 2010	638,341	$1,277	$ 4,607,844	$ (885)	$ (190,257)	$ 4,417,979
Shares issued pursuant to stock options and awards, net	15,077	30	108,585	—	—	108,615
Issuance of common stock under the employee stock purchase plan	10,885	22	57,316	—	—	57,338
Share-based compensation	—	—	118,857	—	—	118,857
Tax benefit from employee stock transactions	—	—	460	—	—	460
Repurchase of common stock	(4,931)	(10)	(87,476)	—	—	(87,486)
Net income	—	—	—	—	904,129	904,129
Other comprehensive income	—	—	—	1,977	—	1,977
Balance at January 29, 2011	659,372	1,319	4,805,586	1,092	713,872	5,521,869
Shares issued pursuant to stock options and awards, net	7,210	14	36,989	—	—	37,003
Issuance of common stock under the employee stock purchase plan	4,875	10	60,844	—	—	60,854
Share-based compensation	—	—	120,390	—	—	120,390
Tax benefit from employee stock transactions	—	—	3	—	—	3
Repurchase of common stock	(87,786)	(176)	(1,340,700)	—	—	(1,340,876)
Net income	—	—	—	—	615,091	615,091
Other comprehensive income	—	—	—	(316)	—	(316)
Balance at January 28, 2012	583,671	1,167	3,683,112	776	1,328,963	5,014,018
Shares issued pursuant to stock options and awards, net	8,090	17	28,394	—	—	28,411
Issuance of common stock under the employee stock purchase plan	7,578	15	66,411	—	—	66,426
Share-based compensation	—	—	126,683	—	—	126,683
Tax deficiency from employee stock transactions	—	—	(52)	—	—	(52)
Repurchase of common stock	(91,001)	(182)	(958,905)	—	—	(959,087)
Cash dividends declared and paid (cumulatively $0.18 per share)	—	—	—	—	(98,761)	(98,761)
Net income	—	—	—	—	306,585	306,585
Other comprehensive income	—	—	—	372	—	372
Balance at February 2, 2013	508,338	$1,017	$ 2,945,643	$1,148	$1,536,787	$ 4,484,595

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Cash flows from operating activities:			
Net income	$ 306,585	$ 615,091	$ 904,129
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	91,028	88,454	93,190
Share-based compensation	127,280	119,863	118,405
Amortization and write-off of acquired intangible assets	52,700	49,357	79,538
Facility impairment	—	—	1,140
Other expense, net	7,392	15,190	7,581
Excess tax benefits from stock-based compensation	(58)	(164)	(899)
Deferred income tax	7,026	(3,245)	4,113
Changes in assets and liabilities, net of assets acquired and liabilities assumed in acquisitions:			
Accounts receivable	77,025	54,550	(102,610)
Inventories	103,102	(101,109)	(3,655)
Prepaid expenses and other assets	(6,894)	30,736	50,236
Accounts payable	(24,304)	(47,095)	42,464
Accrued liabilities and other non-current liabilities	8,014	(21,614)	(38,059)
Accrued employee compensation	(20,050)	(12,565)	21,210
Deferred income	191	(16,202)	16,765
Net cash provided by operating activities	729,037	771,247	1,193,548
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,543,902)	(1,851,696)	(1,262,767)
Purchases of strategic investments	(8,750)	(4,003)	(1,750)
Sales and maturities of available-for-sale securities	1,835,655	1,462,164	868,759
Cash paid for acquisitions, net	(1,000)	(93,916)	(29,446)
Proceeds from sale of equity investments	—	—	9,192
Purchases of technology licenses	(35,002)	(13,823)	(23,144)
Purchases of property and equipment	(68,186)	(88,779)	(90,173)
Net cash provided by (used) in investing activities	178,815	(590,053)	(529,329)
Cash flows from financing activities:			
Repurchase of common stock	(936,935)	(1,340,876)	(87,486)
Proceeds from employee stock plans	104,936	106,039	175,359
Minimum tax withholding paid on behalf of employees for net share settlement	(10,099)	(8,182)	(9,405)
Dividend payments to shareholders	(98,761)	—	—
Principal payments on capital lease	—	(511)	(1,940)
Excess tax benefits from stock-based compensation	58	164	899
Net cash (used in) provided by financing activities	(940,801)	(1,243,366)	77,427
Net (decrease) increase in cash and cash equivalents	(32,949)	(1,062,172)	741,646
Cash and cash equivalents at beginning of the year	784,902	1,847,074	1,105,428
Cash and cash equivalents at end of the year	$ 751,953	$ 784,902	$ 1,847,074
Supplemental cash flow information:			
Cash paid for interest	$ 563	$ 722	$ 144
Cash paid for income taxes, net	$ 16,813	$ 14,096	$ 12,239
Non-Cash Investing and Financing Activities:			
Purchase of intellectual property under license obligations	$ 42,692	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and its Significant Accounting Policies:

The Company

Marvell Technology Group Ltd., a Bermuda company (the "Company"), is a leading global semiconductor provider of high-performance application specific standard products. The Company's core strength of expertise is the development of complex System-on-a-Chip devices leveraging its extensive technology portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing, and embedded and stand alone ARM-based microprocessor integrated circuits. The Company develops platforms that it defines as integrated hardware along with software that incorporates digital computing technologies designed and configured to provide an optimized computing solution compared to individual components. The Company's broad product portfolio includes devices for data storage, enterprise-class Ethernet data switching, Ethernet physical-layer transceivers, mobile handsets and other consumer electronics, Ethernet-based wireless networking, personal area networking, Ethernet-based PC connectivity, control plane communications controllers, video-image processing and power management solutions.

Basis of Presentation

The Company's fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2013 had a 53-week period. Fiscal 2012 and 2011 each had a 52-week period.

Certain reclassifications have been made to prior period balances in order to conform to the current period's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to performance-based compensation, revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, investment fair values, goodwill and other intangible assets, income taxes, litigation and other contingencies. In addition, the Company uses assumptions when employing the Monte Carlo simulation and Black-Scholes valuation models to calculate the fair value of stock-based awards that are granted. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The functional currency of the Company and its subsidiaries is the U.S. dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, time deposits, federal agency notes, commercial paper and money market funds.

Investments

The Company's marketable investments are classified as available-for-sale and are reported at fair value. The Company determines any realized gains or losses on the sale of available-for-sale securities on a specific identification method, and such gains and losses are recorded as a component of interest and other income, net. Unrealized gains and losses of the available-for-sale securities are excluded from earnings and reported as a component of accumulated other comprehensive income. The Company assesses whether an other-than-temporary impairment loss on its available-for-sale securities has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other-than-temporary are recorded as an impairment of investments in interest and other income, net within the consolidated statements of operations.

In general, investments with original maturities of greater than 90 days and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may also be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations.

The Company also has equity investments in privately-held companies. If the Company has the ability to exercise significant influence over the investee, but not control, or if the investee is a partnership type investment, the Company accounts for the investments under the equity method. If the Company does not have the ability to exercise significant influence over the operations of the investee, the Company accounts for the investment under the cost method. Investments in privately-held companies are included in other non-current assets.

Impairment of Investments

If a debt security's market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to interest and other income, net within the consolidated statements of operations.

Investments in privately-held companies are subject to a periodic impairment review. Investments are considered impaired when the fair value is below the investment's cost basis and the decline in value is judged to be other-than-temporary. This assessment is based on a qualitative and quantitative analysis, including, but not limited to, the investee's revenue and earnings trends, available cash and liquidity, and the status of the investee's products and the related market for such products.

Derivative Financial Instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. For derivative instruments that hedge the exposure to variability in expected future cash flows and are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. Derivatives that are not designated as hedges must be adjusted to fair value through earnings.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. Cash, cash equivalents and short-term investments balances are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables, which consists of a customer base located primarily in the Asia Pacific Region, is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and the customer's current credit worthiness, but generally requires no collateral. The Company regularly reviews the allowance for bad debt and doubtful accounts by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

The allowance for doubtful accounts at February 2, 2013 and January 28, 2012 was $1.0 million and $1.3 million, respectively. Please see "Note 1 — The Company and its Significant Accounting Policies – Revenue Recognition" for additional information on sales returns and allowances.

The following table sets forth sales to end customers comprising 10% or more of the Company's net revenue for the periods indicated:

	Year Ended		
Customer	February 2, 2013	January 28, 2012	January 29, 2011
Western Digital	24%	19%	21%
Toshiba	10%	*	*
Seagate	10%	*	*
Research in Motion	*	*	14%

* Less than 10% of net revenue

In fiscal 2013, Western Digital acquired Hitachi's HDD unit and in fiscal 2012, Seagate acquired the HDD operations of Samsung.

The Company's accounts receivable were concentrated with two customers at February 2, 2013, representing 19% and 15% of gross accounts receivable, respectively, and were concentrated with three customers at January 28, 2012, representing 15%, 12% and 11% of gross accounts receivable, respectively.

In each of fiscal 2013 and 2012, one distributor accounted for more than 10% of the Company's net revenue, and no distributor accounted for more than 10% of the Company's net revenue in fiscal 2011. The Company continuously monitors the creditworthiness of its distributors and believes these distributors' sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Inventories

Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method. The Company records inventory excess and obsolescence provisions for estimated obsolete or unsellable inventory equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about future demand and market conditions. If actual future demand for the Company's products is

less than currently forecasted, additional inventory provisions may be required. Once a provision is recorded, it is maintained until the product to which it relates to is sold or otherwise disposed of. Shipping and handling costs are classified as a component of cost of goods sold in the consolidated statements of operations. In fiscal 2012, the Company recorded $4.4 million of step-up fair market value adjustments to inventory acquired in acquisitions, based on the estimated selling price less reasonable profit allowance for the selling effort.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from three to seven years for machinery and equipment, computer software, and furniture and fixtures. Buildings are depreciated over an estimated useful life of 30 years and building improvements are depreciated over estimated useful lives of 15 years.

Goodwill

Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually or more frequently if the Company believes indicators of impairment exist. First, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step quantitative impairment test is performed. The first step requires comparing the fair value of the reporting unit to its net book value, including goodwill. As the Company has only one reporting unit, the fair value of the reporting unit is determined by taking the market capitalization of the Company as determined through quoted market prices and adjusted for control premiums and other relevant factors. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair value of the reporting unit's net assets other than goodwill and the fair value of the reporting unit. If the difference is less than the net book value of goodwill, impairment exists and is recorded. In the event that the Company determines that the value of goodwill has become impaired, the Company will record an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The Company has not been required to perform this second step of the process because the fair value of the reporting unit has sufficiently exceeded its net book value at every measurement date.

Long-Lived Assets and Intangible Assets

Long-lived assets include property and equipment, technology licenses and intangible assets. Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company estimates the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Please see "Note 7 — Goodwill and Acquired Intangible Assets" for further details regarding impairment of acquisition-related identified intangible assets.

Acquisition-related identified intangible assets are amortized on a straight-line basis over their estimated economic lives of 4 to 7 years for purchased technology, 5 to 8 years for core technology, 5 to 7 years for customer intangibles, and 5 years for trade name. In-process research and development ("IPR&D") is not amortized until the completion of the related development.

Foreign Currency Transactions

The functional currency of all of the Company's non-U.S. operations is the U.S. dollar. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured.

Product revenue is generally recognized upon shipment of product to customers, net of accruals for estimated sales returns and rebates. However, some of the Company's sales are made through distributors under agreements allowing for price protection, shipped from stock pricing adjustment rights, and limited rights of stock rotation on products unsold by the distributors. Although title passes to the distributor upon shipment terms and payment by the Company's distributors is not contingent on resale of the product, product revenue on sales made through distributors with price protection, shipped from stock pricing adjustment rights and stock rotation rights are deferred until the distributors sell the product to end customers. Deferred revenue less the related cost of the inventories is reported as deferred income. The Company does not believe that there is any significant exposure related to impairment of deferred cost of sales, as its historical returns have been minimal and inventory turnover for its distributors generally ranges from 60 to 90 days. The Company's sales to direct customers are made primarily pursuant to standard purchase orders for delivery of products.

A portion of the Company's net revenue is derived from sales through third party logistics providers, who maintain warehouses in close proximity to the customer's facilities. Revenue from sales through these third party logistics providers is not recognized until the product is pulled from stock by the end customer.

The provision for estimated sales returns on product sales is recorded in the same period the related revenues are recorded. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. The Company accounts for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer.

Advertising Expense

Advertising costs are expensed as incurred.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company amortizes stock-based compensation expense for time-based and market-based awards under the straight-line attribution method over the vesting period, which is generally four years for annual grants to employees and five years for new hire grants. Performance-based awards are amortized using the accelerated method.

The Company estimates the fair value of time-based stock option awards on the date of grant using the Black Scholes option-pricing model. The fair value of market-based stock option awards is estimated on the date

of grant using a Monte Carlo simulation model. The value of the portion of the awards that is ultimately expected to vest is recognized as expense over the requisite service periods. The Black Scholes and Monte Carlo models incorporate various highly subjective assumptions including expected term of awards, expected future stock price volatility and expected forfeiture rates.

In developing estimates used to calculate assumptions, the Company establishes the expected term for employee stock options, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Assumptions for stock option exercises and pre-vesting terminations of stock options were stratified by employee groups with sufficiently distinct behavior patterns. Expected volatility was developed based on equally weighted combination of historical stock price volatility and implied volatility derived from traded options on the Company's stock in the marketplace. The expected dividend yield is calculated by dividing annualized dividend payments by the closing stock price on the grant date of the option.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred.

The fair value of each restricted stock unit is estimated based on the market price of the Company's common shares on the date of grant less the expected dividend yield.

Comprehensive Income

Comprehensive income is comprised of net income and unrealized gains and losses on available-for-sale securities and foreign exchange contracts. Accumulated other comprehensive income, as presented on the accompanying balance sheets, consists of net unrealized gains and losses on available-for-sale securities and foreign exchange contracts, net of tax.

Accounting for Income Taxes

The Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for an amount of a valuation allowance for deferred tax assets often requires judgment and analysis of all the positive and negative evidence available to determine whether all or some portion of the deferred tax assets will not be realized. A valuation allowance must be established for deferred tax assets when it is more likely than not that they will not be realized. Based on the available evidence and judgment, the Company has determined that it is more likely than not that U.S. research credits and certain acquired net operating losses will not be realized and therefore the Company has provided a full valuation allowance against these credits. If there is a change in the Company's ability to realize its deferred tax assets, then the Company's tax provision may decrease in the period in which it determines that realization is more likely than not.

As a multinational corporation, the Company conducts its business in many countries and is subject to taxation in many jurisdictions. The taxation of the Company's business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The Company's effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of its tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against the Company that could materially impact its tax liability and/or its effective income tax rate.

The Company is subject to income tax audits by the respective tax authorities in all of the jurisdictions in which the Company operates. The Company recognizes the effect of income tax positions only if these positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of the Company's tax liabilities involves the inherent uncertainty associated with the application of GAAP and complex tax laws. The Company believes it has adequately provided for in its financial statements additional taxes that it estimates may be required to be paid as a result of such examinations. While the Company believes that it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the Company's accrued position. These tax liabilities, including the interest and penalties, are released pursuant to a settlement with tax authorities, completion of audit or expiration of various statutes of limitation. The material jurisdictions in which the Company may be subject to potential examination by tax authorities throughout the world include China, Israel, Singapore, Switzerland and the United States.

Warranty

The Company's products are generally subject to warranty, which provides for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product. The Company's products carry a standard 90 day warranty, with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements. The warranty accrual is primarily estimated based on historical claims compared to historical revenues and assumes that the Company will have to replace products subject to a claim. From time to time, the Company becomes aware of specific warranty situations, and it records specific accruals to cover these exposures.

Accounting Pronouncements Recently Adopted

The Company adopted the new accounting standard that provides additional guidance on fair value measurements and related disclosures at the beginning of fiscal 2013. This guidance clarifies the application of existing guidance on fair value measurement for non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. The adoption of this guidance had no impact on the Company's financial statements.

The Company also adopted the new accounting standard that permits an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements at the beginning of fiscal 2013. This amended guidance eliminates the option to present the components of other

comprehensive income as part of the statement of changes in shareholders' equity. The Company has separately presented the statements of comprehensive income as part of its audited consolidated financial statements.

The Company also adopted the new accounting standard that amends the previous guidance regarding the testing of goodwill for impairment at the beginning of fiscal 2013. This amended guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of this guidance had no impact on the Company's financial statements.

Accounting Pronouncements Not Yet Effective for Fiscal 2013

In July 2012, the Financial Accounting Standards Board ("FASB") issued an amendment to its guidance regarding the testing of indefinite-lived intangible assets for impairment. This amended guidance allows an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with the guidance on the impairment of intangible assets other than goodwill. This amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have an impact on the Company's financial statements.

In February 2013, the FASB issued an amendment to its guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either in the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This amended guidance is effective prospectively for annual periods beginning after December 15, 2012 and interim periods within those years. The adoption of this guidance is not expected to have an impact on the Company's financial statements.

Note 2 — Business Combinations:

Acquisitions in fiscal 2013

There were no significant acquisitions individually or in aggregate during fiscal 2013.

Acquisitions in prior years

In December 2011, the Company acquired Xelerated AB ("Xelerated"), a company which specializes in network processing and programmable Ethernet switching solutions. The total purchase price was $75.2 million in cash, net of cash acquired. In addition to leveraging the existing acquired business and customer base, the objective of the acquisition was to expand the Company's technology portfolio and enable more comprehensive integrated solutions for the networking market. The goodwill of $22.3 million was attributed to synergies specific to the Company in delivering these integrated solutions with its product portfolio, as well as the assembled workforce.

The terms of the Xelerated acquisition included contingent consideration of up to $5.0 million, based on specific revenue targets for the acquired business during calendar year 2011. Based on the actual results through the date of acquisition, the Company assessed there was no possibility of any of the earnout being paid, therefore the Company assigned no value to the contingent consideration. After the end of calendar year 2011, the Company concluded that the earnout requirements were not met.

The purchase price of Xelerated was allocated as follows (in thousands):

Accounts receivable	$ 2,407
Inventory	6,481
Prepaid and other current assets	111
Property and equipment	441
Tangible assets acquired	9,440
Goodwill	22,324
Intangible assets	51,800
Total assets acquired	83,564
Accounts payable	(256)
Accrued liabilities	(7,152)
Deferred tax liability	(1,000)
Net assets acquired	$75,156

Costs that were recognized separately from the acquisition were not significant and were expensed in fiscal 2012. In addition to the consideration for the acquisition, the agreement included retention bonuses totaling $4.3 million in cash over the two years following the close of the acquisition. These amounts are being expensed as compensation expense over the course of the retention period, as payment is contingent upon future employment.

The acquired intangible assets from Xelerated were recognized as follows based upon their fair value as of the acquisition date (in thousands):

	Fair value	Estimated useful lives
Intangible assets:		
Purchased technology	$25,800	6 years
Customer intangible	24,700	5 years
Trade name	1,300	5 years
Total	$51,800	

The value of the purchased technology and the trade name of $25.8 million and $1.3 million, respectively, were determined based on the relief from royalty method, and the value of the customer intangible was determined using discounted cash flows.

In April 2011, the Company acquired the physical-layer transceivers business of a company, which specializes in the design of networking devices. Under the acquisition method of accounting, the total purchase price was determined to be $16.3 million and was allocated to tangible assets for $1.1 million, intangible assets for $13.6 million and goodwill for $1.6 million.

In December 2010, the Company completed the acquisition of a mobile software consulting firm specializing in user interface application software. The purchase consideration was determined to be $11.8 million and was allocated to intangible assets based on their fair values as of the date of the completion of the purchase under the acquisition method of accounting. The Company recorded the purchase price allocation to amortizable intangible assets of $7.5 million and goodwill of $4.3 million. Additional consideration of $9.3 million, which will be paid to employees, is contingent on continuing employment and therefore is being expensed as compensation over the course of the retention period.

In July 2010, the Company purchased the assets of a company engaged in the development of powerline communications for home networking and broadband over powerline applications. Under the acquisition method of accounting, the total purchase price of $20.7 million was allocated to tangible and intangible assets based on their fair values as of the date of the completion of the purchase. The Company recorded the purchase price allocation to tangible assets of $0.3 million, amortizable intangible assets of $7.8 million, IPR&D of $9.7 million and goodwill of $2.9 million.

The completed acquisitions in fiscal 2012 and 2011 both individually and in the aggregate were not significant to the Company's consolidated statements of operations. The goodwill acquired is not deductible for tax purposes.

Note 3 — Investments:

The following tables summarize the Company's investments (in thousands):

	As of February 2, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Available-for-sale:				
Corporate debt securities	$ 577,120	$2,886	$ (382)	$ 579,624
Asset backed securities	76,629	50	(64)	76,615
Foreign government	4,320	—	(1)	4,319
U.S. federal and state debt securities	318,226	258	(5)	318,479
Time deposits	188,000	—	—	188,000
Total short-term investments	1,164,295	3,194	(452)	1,167,037
Long-term investments:				
Available-for-sale:				
Auction rate securities	19,450	—	(2,681)	16,769
Total long-term investments	19,450	—	(2,681)	16,769
Total investments	$1,183,745	$3,194	$(3,133)	$1,183,806

	As of January 28, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Available-for-sale:				
Corporate debt securities	$ 685,563	$3,081	$ (799)	$ 687,845
Foreign government	2,033	3	—	2,036
U.S. federal and state debt securities	770,298	1,437	(20)	771,715
Total short-term investments	1,457,894	4,521	(819)	1,461,596
Long-term investments:				
Available-for-sale:				
Auction rate securities	24,500	—	(1,285)	23,215
Total long-term investments	24,500	—	(1,285)	23,215
Total investments	$1,482,394	$4,521	$(2,104)	$1,484,811

The investment in foreign government debt as of February 2, 2013 and January 28, 2012 was in Canadian province debt. As of February 2, 2013, the Company's investment portfolio included auction rate securities with an aggregate par value of $19.5 million. To estimate the fair value of the auction rate securities, the Company uses a discounted cash flow model based on estimated timing and amount of future interest and principal payments. In developing the cash flow model, the Company considers the credit quality and liquidity of the underlying securities and related issuer, the collateralization of underlying security investments and other considerations. The fair value of the auction rate securities as of February 2, 2013 was $2.7 million less than the par value and was recorded in long-term investments. Based on the Company's balance of approximately $1.9 billion in cash, cash equivalents and short-term investments, and the fact that the Company continues to generate positive cash flow from operations on a quarterly basis, the Company does not anticipate having to sell these securities below par value and does not have the intent to sell these auction rate securities until recovery. Since the Company considers the impairment to be temporary, the Company recorded the unrealized loss to accumulated other comprehensive income, a component of shareholders' equity.

The gross realized gains on sales of available-for-sale securities for fiscal 2013, 2012 and 2011 were $3.6 million, $2.4 million and $0.6 million, respectively. The gross realized losses on sales of available-for-sale securities for fiscal 2013, 2012 and 2011 were $0.3 million, $1.0 million and $0.2 million, respectively.

The contractual maturities of available-for-sale securities are presented in the following table (in thousands):

	February 2, 2013		January 28, 2012	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 519,006	$ 519,537	$ 641,433	$ 642,317
Due between one and five years	627,769	629,991	816,461	819,279
Due over five years	36,970	34,278	24,500	23,215
	$1,183,745	$1,183,806	$1,482,394	$1,484,811

For individual securities that have been in a continuous unrealized loss position, the fair value and gross unrealized loss for these securities aggregated by investment category and length of time in an unrealized position are presented in the following tables (in thousands):

	February 2, 2013					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate debt securities	$141,915	$(382)	$ —	$ —	$141,915	$ (382)
U.S. federal and state debt securities	14,677	(5)	—	—	14,677	(5)
Auction rate securities	—	—	16,769	(2,681)	16,769	(2,681)
Asset backed securities	43,882	(64)	—	—	43,882	(64)
Foreign government	4,319	(1)	—	—	4,319	(1)
Total securities	$204,793	$(452)	$16,769	$(2,681)	$221,562	$(3,133)

	January 28, 2012					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate debt securities	$146,963	$(799)	$ —	$ —	$146,963	$ (799)
U.S. federal and state debt securities	107,603	(20)	—	—	107,603	(20)
Auction rate securities	—	—	23,215	(1,285)	23,215	(1,285)
Total securities	$254,566	$(819)	$23,215	$(1,285)	$277,781	$(2,104)

Note 4 — Supplemental Financial Information (in thousands):

	February 2, 2013	January 28, 2012
Cash and cash equivalents		
Cash	$583,527	$503,095
Cash equivalents:		
Corporate debt securities	—	12,500
Time deposits	119,874	205,060
Money market mutual fund	21,523	64,247
U.S. federal and state debt securities	27,029	—
Total cash and cash equivalents	$751,953	$784,902

	February 2, 2013	January 28, 2012
Inventories:		
Work-in-process	$140,805	$190,779
Finished goods	109,615	163,340
Inventories	$250,420	$354,119

	February 2, 2013	January 28, 2012
Property and equipment, net:		
Machinery and equipment	$ 532,420	$ 489,481
Buildings	144,320	144,320
Computer software	89,548	81,852
Land	69,246	69,246
Building improvements	49,516	42,083
Leasehold improvements	46,205	37,237
Furniture and fixtures	25,301	24,726
Construction in progress	5,333	9,846
	961,889	898,791
Less: Accumulated depreciation and amortization	(574,862)	(514,990)
Property and equipment, net	$ 387,027	$ 383,801

The Company recorded depreciation expense of $70.7 million, $63.5 million and $72.2 million for fiscal 2013, 2012 and 2011, respectively.

	February 2, 2013	January 28, 2012
Other non-current assets:		
Technology and other licenses	$ 81,523	$ 50,212
Deferred tax assets	26,291	31,064
Deposits	10,451	11,532
Investments in privately held companies	14,486	6,309
Deferred compensation	3,220	5,419
Other	14,858	3,610
Other non-current assets	$150,829	$108,146

Amortization of technology and other licenses was $20.3 million, $24.9 million, and $21.0 million in fiscal 2013, 2012 and 2011, respectively.

	February 2, 2013	January 28, 2012
Accrued liabilities:		
Accrued rebates	$ 51,712	$24,420
Accrued share repurchases	22,152	—
Accrued legal expense	18,357	13,999
Accrued royalties	12,695	16,896
Technology license obligations	9,865	5,250
Other	29,210	27,090
Accrued liabilities	$143,991	$87,655

In connection with the Company's repurchases of its common shares during fiscal 2013, approximately $22.2 million of the repurchases was made in the final 3 days of the fiscal year and is included in accrued share repurchases in the consolidated balance sheet. The repurchased shares were retired immediately after the repurchases were completed.

	February 2, 2013	January 28, 2012
Other non-current liabilities:		
Technology license obligations	$34,270	$ —
Long-term accrued employee compensation	6,205	10,059
Other	15,935	22,409
Other non-current liabilities	$56,410	$32,468

	February 2, 2013	January 28, 2012
Accumulated other comprehensive income:		
Unrealized gain on marketable securities	$ 2,742	$ 3,702
Unrealized loss on auction rate securities	(2,681)	(1,285)
Unrealized gain (loss) on cash flow hedges	1,087	(1,641)
Accumulated other comprehensive income	$ 1,148	$ 776

Net income per share

The Company reports both basic net income per share, which is based on the weighted average number of common shares outstanding, and diluted net income per share, which is based on the weighted average number of common shares outstanding and potentially dilutive common shares. The computations of basic and diluted net income per share are presented in the following table (in thousands, except per share amounts):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Numerator:			
Net income:	$306,585	$615,091	$904,129
Denominator:			
Weighted average common shares outstanding:	555,310	607,857	648,347
Effect of dilutive securities:			
Common share-based awards	7,813	15,411	28,531
Weighted average shares — diluted	563,123	623,268	676,878
Net income per share:			
Basic	$ 0.55	$ 1.01	$ 1.39
Diluted	$ 0.54	$ 0.99	$ 1.34

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Anti-dilutive potential common shares:			
Weighted average shares outstanding from stock options	28,124	21,014	12,211
Weighted-average exercise price:	$ 17.48	$ 18.79	$ 21.39

Anti-dilutive potential common shares for stock options are excluded from the calculation of diluted earnings per share for the periods reported above because their exercise price exceeded the average market price during the period. The anti-dilutive shares reported above also include shares from stock options that contain market conditions for vesting since the market value of the Company's stock as of February 2, 2013, January 28, 2012 and January 29, 2011 was lower than the required market condition. There were 3.0 million anti-dilutive shares in each of fiscal 2013 and 2012 and 3.1 million anti-dilutive shares in fiscal 2011, from stock options that contain market conditions. See "Note 12 — Shareholders' Equity" for additional details.

Note 5 — Derivative Financial Instruments:

The Company manages some of its foreign currency exchange rate risk through the purchase of foreign currency exchange contracts that hedge against the short-term effect of currency fluctuations. The Company's policy is to enter into foreign currency forward contracts with maturities generally less than 12 months that mitigate the effect of rate fluctuations on certain local currency denominated operating expenses. All derivative instruments are recorded at fair value in either prepaid expenses and other current assets or accrued liabilities. The Company reports cash flows from derivative instruments in cash flows from operating activities. The Company uses quoted prices to value its derivative instruments.

The notional amounts of outstanding forward contracts were as follows (in thousands):

	Buy Contracts	
	February 2, 2013	January 28, 2012
Israeli shekel	$38,249	$42,637

Cash Flow Hedges. The Company designates and documents its foreign currency forward exchange contracts as cash flow hedges for certain operating expenses denominated in Israeli shekels. The Company evaluates and calculates the effectiveness of each hedge at least quarterly. The effective change is recorded in accumulated other comprehensive income and is subsequently reclassified to operating expense when the hedged expense is recognized. Ineffectiveness is recorded in interest and other income, net.

Other Foreign Currency Forward Contracts. The Company enters into foreign currency forward exchange contracts to hedge certain assets and liabilities denominated in various foreign currencies that it does not designate as hedges for accounting purposes. The maturities of these contracts are generally less than 12 months. Gains or losses arising from the remeasurement of these contracts to fair value each period are recorded in interest and other income, net.

The fair value of foreign currency exchange contracts was not significant as of any period presented.

Note 6 — Fair Value Measurements:

Fair value is an exit price representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's Level 1 assets include institutional money-market funds that are classified as cash equivalents and marketable investments in U.S. federal and state debt securities, which are valued primarily using quoted market prices. The Company's Level 2 assets and liabilities include its marketable investments in corporate debt securities, foreign government debt securities and asset back securities as the market inputs to value these instruments consist of market yields, reported trades and broker/dealer quotes, which are corroborated with observable market data. In addition, foreign currency exchange contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company's Level 3 assets include its investments in auction rate securities, which are classified within Level 3 because there are currently no active markets for the auction rate securities and consequently the Company is unable to obtain independent valuations from market sources. Therefore, the auction rate securities are valued using a discounted cash flow model. Some of the inputs to the cash flow model are unobservable in the market. The total amount of assets measured using Level 3 valuation methodologies represented 0.3% of total assets as of February 2, 2013.

The tables below set forth, by level, the Company's financial assets that were accounted for at fair value as of February 2, 2013 and January 28, 2012. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value (in thousands):

	Level 1	Level 2	Level 3	Portion of Carrying Value Measured at Fair Value at February 2, 2013
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Money market funds	$ 21,523	$ —	$ —	$ 21,523
U.S. federal and state debt securities	27,029	—	—	27,029
Time deposits	—	119,874	—	119,874
Short-term investments:				
U.S. federal and state debt securities	318,479	—	—	318,479
Corporate debt securities	—	579,624	—	579,624
Foreign government	—	4,319	—	4,319
Asset backed securities	—	76,615	—	76,615
Time deposits	—	188,000	—	188,000
Prepaid expenses and other current assets:				
Forward contracts	—	1,144	—	1,144
Long-term investments:				
Auction rate securities	—	—	16,769	16,769
Other non-current assets:				
Severance pay fund	—	1,977	—	1,977
Total assets	$367,031	$971,553	$16,769	$1,355,353

	Level 1	Level 2	Level 3	Portion of Carrying Value Measured at Fair Value at January 28, 2012
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Money market funds	$ 64,247	$ —	$ —	$ 64,247
Corporate debt securities	—	12,500	—	12,500
Time deposits	—	205,060	—	205,060
Short-term investments:				
U.S. federal and state debt securities	771,715	—	—	771,715
Corporate debt securities	—	687,845	—	687,845
Foreign government	—	2,036	—	2,036
Long-term investments:				
Auction rate securities	—	—	23,215	23,215
Other non-current assets:				
Severance pay fund	—	1,734	—	1,734
Total assets	$835,962	$909,175	$23,215	$1,768,352
Liabilities				
Accrued liabilities:				
Forward contracts	$ —	$ 1,520	$ —	$ 1,520

The following table summarizes the change in fair values for Level 3 assets for the year ended February 2, 2013 and January 28, 2012 (in thousands):

	Level 3
Changes in fair value during the year (pre-tax):	
Beginning balance at January 29, 2011	$26,226
Purchases	—
Sales, redemption and settlement	(3,350)
Realized loss on sale	—
Unrealized gain included in accumulated other comprehensive income	339
Ending balance at January 28, 2012	23,215
Purchases	—
Sales, redemption and settlement	(5,050)
Realized loss on sale	—
Unrealized loss included in accumulated other comprehensive income	(1,396)
Ending balance at February 2, 2013	$16,769

Note 7 — Goodwill and Acquired Intangible Assets:

Goodwill

During the second half of fiscal 2013, the Company experienced a decline in its stock price and a decrease in its outstanding shares from its share repurchase activity, resulting in a lower market capitalization. As a result, the Company performed an impairment assessment in each of its last two fiscal quarters. Since the Company has only one reporting unit, it determined the fair value of the reporting unit by taking the market capitalization of the Company as determined through quoted market prices and adjusted for control premiums and other relevant factors. As a result, the Company concluded there was no impairment of its goodwill in fiscal 2013. In fiscal 2012, the Company performed a similar annual assessment of goodwill impairment at the beginning of its fourth quarter of fiscal 2012 and as a result, concluded that there was no impairment.

The following table summarizes the activity related to the carrying value of goodwill (in thousands):

Balance at January 29, 2011	$2,004,833
Additions due to business combinations	27,158
Balance at January 28, 2012	2,031,991
Additions due to business combinations	147
Balance at February 2, 2013	$2,032,138

Acquired Intangible Assets

The carrying amounts of acquired intangible assets are as follows (in thousands):

		February 2, 2013			January 28, 2012		
	Range of Useful Lives	Gross Carrying Amounts	Accumulated Amortization and Write-Offs	Net Carrying Amount	Gross Carrying Amounts	Accumulated Amortization and Write-Offs	Net Carrying Amount
Purchased technology	4 - 7 years	$ 54,690	$ (18,552)	$36,138	$103,490	$ (50,906)	$ 52,584
Core technology	5 - 8 years	138,650	(123,298)	15,352	178,000	(142,932)	35,068
Trade names	5 years	1,300	(308)	992	1,500	(232)	1,268
Customer intangibles	5 - 7 years	89,400	(61,927)	27,473	89,900	(47,856)	42,044
IPR&D	*	9,700	—	9,700	10,541	—	10,541
Total intangible assets, net		$293,740	$(204,085)	$89,655	$383,431	$(241,926)	$141,505

* Upon completion of the project, the related IPR&D assets will be amortized over its estimated useful life. If any of the projects are abandoned or the forecast of the project indicates that the fair value is less than the carrying amount, the Company will be required to impair the related IPR&D asset.

Intangible assets, along with the related accumulated amortization, are removed for purposes of the above table at the end of the fiscal year they become fully amortized. In fiscal 2013, the Company wrote-off $0.8 million of IPR&D related to an abandoned project, which is included in amortization and write-off of acquired intangible assets in the consolidated statement of operations. There was no impairment of acquired intangible assets recorded in fiscal 2012 and 2011.

Based on the identified intangible assets recorded at February 2, 2013, the future amortization expense of identified intangibles excluding IPR&D for the next five fiscal years is as follows (in thousands):

Fiscal Year	
2014	$35,778
2015	14,942
2016	12,203
2017	11,018
2018	5,590
Thereafter	424
	$79,955

Note 8 — Restructuring:

In fiscal 2013, the Company recorded a restructuring charge when the sublease of one of its previously vacated facilities was terminated. The Company also continued to make payments and incur on-going operating expenses related to previously vacated facilities during fiscal 2013 and 2012.

In fiscal 2012, the Company decided to vacate a leased facility it assumed in connection with the Xelerated acquisition immediately after the close of the transaction. As a result, the Company recorded an insignificant restructuring charge for the lease obligation. In fiscal 2012, the Company also completed the sale of its building that was previously classified as held for sale in fiscal 2011. The building was sold to an unrelated third party for

$6.8 million, equal to its revised carrying value. In anticipation of the sale, the carrying value of this building was written down to its fair value and classified as held for sale within prepaid and other current assets in fiscal 2011. As a result, the Company recorded a charge of $1.1 million to research and development expenses in fiscal 2011.

The following table presents details of restructuring charges by functional line item (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Research and development	$ 47	$ 728	$1,966
Selling and marketing	(3)	8	—
General and administrative	1,213	1,120	1,217
	$1,257	$1,856	$3,183

The following table sets forth a summary of the activity in the accrued liability for the years ended (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Restructuring liabilities, beginning of period	$ 2,917	$ 3,306	$ 5,397
Facilities and related charges	553	1,619	3,420
Equipment and other related charges	—	237	94
Non-cash adjustment	10	(506)	(1,272)
Net cash payments	(1,329)	(1,739)	(4,002)
Adjustments to previous assumptions	704	—	(331)
Restructuring liabilities, end of period	$ 2,855	$ 2,917	$ 3,306

The remaining restructuring liabilities will be paid out through fiscal 2018.

Note 9 — Income Taxes:

The U.S. and non-U.S. components of income before income taxes consist of the following (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
U.S. operations	$ 34,900	$ 28,039	$ 22,647
Non-U.S. operations	275,290	591,020	887,815
	$310,190	$619,059	$910,462

The provision for income taxes consists of the following (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Current income tax expense (benefit):			
Federal	$ 4,461	$ 8,183	$ 1,111
State	407	99	49
Foreign	(8,289)	(1,069)	3,282
Total current income tax expense (benefit)	(3,421)	7,213	4,442
Deferred income tax expense (benefit):			
Federal	6,306	(1,361)	7,025
State	90	1,078	3,037
Foreign	630	(2,962)	(8,171)
Total deferred income tax expense (benefit)	7,026	(3,245)	1,891
Total provision for income taxes	$ 3,605	$ 3,968	$ 6,333

Deferred tax assets consist of the following (in thousands):

	February 2, 2013	January 28, 2012
Deferred tax assets:		
Federal and California research and other tax credits	$ 299,475	$ 259,635
Reserves and accruals	27,830	32,328
Stock compensation	3,523	2,678
Net operating losses	20,553	21,813
Gross deferred tax assets	351,381	316,454
Valuation allowance	(299,449)	(259,316)
Total deferred tax assets	51,932	57,138
Total deferred tax liabilities	(17,225)	(15,405)
Net deferred tax assets	$ 34,707	$ 41,733

The non-current portion of the deferred tax assets as of February 2, 2013 and January 28, 2012 was $26.3 million and $31.1 million, respectively, and is included in other non-current assets. During fiscal 2013, deferred tax assets, net of a corresponding valuation allowance decreased $7.0 million from the end of fiscal 2012, mostly due to electing bonus depreciation for assets placed in service in the United States which created a deferred tax liability of $4.6 million. Bonus depreciation was recently extended for assets placed in service before January 1, 2014 under the American Taxpayer Relief Act of 2012.

As of February 2, 2013, the Company had net operating loss carryforwards available to offset future taxable income of approximately $80.5 million, $2.2 million and $7.5 million for foreign, U.S. federal and state of California purposes, respectively. The federal carryforwards will expire in various fiscal years between 2021 and 2027, and the California carryforwards will expire at various fiscal years between 2016 and 2033, if not utilized before these years. The losses in non-U.S. companies can be carried forward indefinitely. For U.S. federal income tax return purposes, the Company had research tax credit and solar credit carryforwards of approximately $194.4 million that expire through fiscal 2033. As of February 2, 2013, the Company had unused California research and tax credit carryforwards of approximately $193.7 million, which can be carryforward indefinitely. Included in the U.S. federal and California carryforward amounts are $51.7 million and $53.5 million, respectively, that are

attributable to excess tax benefits from stock options. Upon realization, the benefit associated with these credits will increase additional paid-in capital. The Company also has research and investment tax credit carryforwards of approximately $16.7 million in other U.S. states that expire through fiscal 2028 due to the statute of limitation.

At the end of fiscal 2013, the Company has provided a full valuation allowance against its federal and various state research credits which it earns in excess of its current year tax liabilities, as well as its net operating loss carryforwards. Based on the available objective positive and negative evidence, the Company has determined that it is more likely than not that these research credits and acquired net operating losses will not be realized. Therefore, the Company has recorded a valuation allowance of $299.5 million, an increase of $40.1 million from fiscal 2012.

Reconciliation of the statutory federal income tax to the Company's effective tax:

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Provision at U.S. notional statutory rate	35.0%	35.0%	35.0%
Non-deductible stock-based compensation	15.4	6.9	5.6
Difference in U.S. and non-U.S. tax rates	(48.8)	(40.7)	(40.0)
Benefits from utilization of general business credits	(13.8)	(6.8)	(3.7)
Change in valuation allowance	12.9	5.6	3.4
Other	0.5	0.6	0.4
Effective tax rate	1.2%	0.6%	0.7%

The following table reflects changes in the unrecognized tax benefits (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Unrecognized tax benefits as the beginning of the period	$ 96,294	$102,612	$103,334
Increases related to prior year tax positions	1,106	987	494
Decreases related to prior year tax positions	—	(307)	(149)
Increases related to current year tax positions	1,139	1,229	1,317
Settlements	(3,956)	(243)	—
Lapse in the statute of limitations	(15,543)	(9,529)	(10,293)
Foreign exchange (gain) loss	(9)	1,545	7,909
Gross amounts of unrecognized tax benefits as of the end of the period	$ 79,031	$ 96,294	$102,612

Included in the balances as of February 2, 2013 is $61.6 million of unrecognized tax benefit that would affect the effective income tax rate if recognized.

The amounts in the table above do not include the related interest and penalties. The amount of interest and penalties accrued as of February 2, 2013 was approximately $33.8 million, as of January 28, 2012 was approximately $35.3 million, and as of January 29, 2011 was approximately $33.4 million. The consolidated statements of operations for fiscal 2013, 2012 and 2011 included $5.8 million, $5.9 million and $7.0 million, respectively, of interest and penalties related to the unrecognized tax benefits.

The Company is subject to income tax audits by the respective tax authorities in all of the jurisdictions in which it operates. The examination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. As of February 2, 2013, the material jurisdictions that are subject to examination include China, Israel, Singapore, Switzerland and the United States for the Company's fiscal years 2003 through 2013. As of February 2, 2013, three of the Company's non-U.S. entities are under examination for fiscal years encompassing 2006 through 2010, and two of the Company's U.S. entities are under exam for fiscal 2010 through fiscal 2012.

During fiscal 2013, the Company will continue to review its tax positions and provide for or reverse unrecognized tax benefits as issues arise. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could decrease due to potential settlement with tax authorities and the expiration of applicable statutes of limitations. However, the amount cannot be reasonably estimated as the Company will have negotiations with various tax authorities throughout the year.

The Economic Development Board of Singapore (the "EDB") initially granted a 10 year Pioneer Status in July 1999 to the Company's subsidiary in Singapore if the Company meets several requirements as to investments, headcount and activities. In June 2006, the EDB agreed to extend the Pioneer Status to 15 years to June 2014 rather than 10 years. Fiscal 2013, 2012 and 2011 tax savings associated with this tax holiday were approximately $13.6 million, $3.1 million and $7.9 million, respectively, which if paid would impact the Company's earnings per share results by $0.02 per share for fiscal 2013 and $0.01 per share for fiscal 2012 and fiscal 2011. As a result, the Company anticipates that a significant portion of the income it earns in Singapore during this period will be exempt from the Singapore income tax.

Under the Israeli Encouragement law of "approved or benefited enterprise," two branches of Marvell Israel (M.I.S.L) Ltd. ("MISL"), the GTL branch and the cellular branch (formerly Marvell DSPC), are entitled to approved and benefited tax programs that include reduced tax rates and exemption of certain income. The first program was approved for MISL in fiscal 1996 and the most recent was started in fiscal 2013. The cellular branch has five approved programs and three benefited programs with the first approved in fiscal 1991 and the most recent benefited enterprise started in fiscal 2011. The benefit period is generally 10 to 15 years and begins in the first year in which the Company's Israeli divisions earn taxable income from the approved or benefited enterprises, provided the maximum period has not elapsed. Income from the approved or benefited enterprises is subject to reduced tax rates ranging between 0% and 10% or tax exemptions for fiscal years 2008 through fiscal 2027. A new amendment to the Encouragement law, which was approved by the Israeli government in December 2011, came into effect January 1, 2012. For fiscal 2013, 2012 and 2011, the benefit associated with these approved or benefited enterprise programs was $13.8 million and $13.6 million and $18.4 million, respectively, which provided earnings per share benefit of $0.02 per share for fiscal 2013 and 2012 and $0.03 for fiscal 2011.

During fiscal 2007, each of the Swiss Federal Department of Economy and the Vaud Cantonal Tax Administration granted the Company's subsidiary in Switzerland a 10 year tax holiday on revenues from research and design wafer supply trading activities commencing with its fiscal 2007. The fiscal 2013, 2012 and 2011 tax savings associated with this tax holiday is approximately $4.6 million, $4.7 million and $4.5 million, respectively, which provided an earnings per share benefit of less than $0.01 for all three years.

Note 10 — Commitments and Contingencies:

Warranty Obligations

The Company's products carry a standard 90 day warranty with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements. The following table presents changes in the warranty accrual included in accrued liabilities in the Company's consolidated balance sheets (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Beginning balance	$ 2,354	$ 2,439	$ 1,965
Warranty expense	679	1,126	2,291
Acquisitions	—	408	—
Payments and other charges	(1,097)	(1,619)	(1,817)
Ending balance	$ 1,936	$ 2,354	$ 2,439

Lease Commitments

The Company leases some of its facilities, equipment and computer aided design software under non-cancelable operating leases. Rent expense, net of sublease income for fiscal 2013, 2012 and 2011 was approximately $23.7 million, $20.5 million and $17.1 million, respectively. The Company also purchases certain intellectual property under technology license obligations. Future minimum lease payments, net of estimated sublease, and payments under technology license obligations as of February 2, 2013, are presented in the following tables (in thousands):

Fiscal Year:	Minimum Lease Payments	Sublease Income	Net Operating Leases
2014	$ 48,751	$(215)	$ 48,536
2015	43,704	(72)	43,632
2016	26,882	(75)	26,807
2017	6,677	(46)	6,631
2018	1,453	—	1,453
Thereafter	2,936	—	2,936
Total future minimum lease payments	$130,403	$(408)	$129,995

Fiscal Year:	Technology License Obligations
2014	$ 9,351
2015	9,579
2016	9,807
2017	7,869
2018	9,180
Thereafter	—
Total future minimum lease payments	$45,786
Less: amount representing interest	(3,094)
Present value of future minimum payments	42,692
Less: current portion	(8,422)
Non-current portion	$34,270

Technology license obligations include the liabilities under the subscription agreements for technology licenses between the Company and various vendors.

Purchase Commitments

Under the Company's manufacturing relationships with its foundry partners, cancellation of all outstanding purchase orders are allowed but require payment of all costs and expenses incurred through the date of cancellation. As of February 2, 2013, these foundries had incurred approximately $212.1 million of manufacturing costs and expenses relating to the Company's outstanding purchase orders.

Intellectual Property Indemnification

The Company has agreed to indemnify certain customers for claims made against the Company's products, where such claims allege infringement of third party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim as well as the customer's attorneys' fees and costs. The Company's indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. Generally, there are limits on and exceptions to the Company's potential liability for indemnification. Although historically the Company has not made significant payments under these indemnification obligations, the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

Contingencies

The Company and certain of its subsidiaries are currently a party to various legal proceedings, including those noted in this section. The legal proceedings and claims described below could result in substantial costs and could divert the attention and resources of the Company's management. Litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling in litigation could require the Company to pay damages, one-time license fees, or ongoing royalty payments and could prevent the Company from manufacturing or selling some of its products or limit or restrict the type of work that employees involved in such litigation may perform for the Company, any of which could adversely affect financial results in future periods. The Company believes that its products do not infringe valid and enforceable claims and it will continue to conduct a vigorous defense in these proceedings. However, there can be no assurance that these matters will be resolved in a manner that is not adverse to the Company's business, financial condition, results of operations or cash flows.

The Company has recorded an accrual of $5.7 million in fiscal 2013 related to an ongoing litigation matter. The amount recorded does not relate to the litigation with Carnegie Mellon University ("CMU"). Other than the matter for which the Company has recorded an accrual of $5.7 million, the Company has not recorded an accrual for contingent losses associated with these matters based on its belief that losses, while reasonably possible, are not probable. The Company is currently unable to predict the final outcome of these lawsuits and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

Carnegie Mellon Litigation. On March 6, 2009, CMU filed a complaint in the U.S. District Court for the Western District of Pennsylvania naming Marvell Semiconductor, Inc. ("MSI") and the Company as defendants and alleging patent infringement. CMU has asserted U.S. Patent Nos. 6,201,839 and 6,438,180 (collectively, the

"CMU patents in suit"), which relate to read-channel integrated circuit devices and the HDD products incorporating such devices. A jury trial began on November 26, 2012. On December 26, 2012, a jury delivered a verdict that found the CMU patents in suit were literally and willfully infringed and valid, and awarded past damages in the amount of $1.17 billion. Due to the finding of willfulness, the judge could enhance by some amount up to treble the damages during post trial proceedings. In addition, CMU has disclosed in its post trial motions that it is seeking pre-judgment interest of $322 million, post-judgment interest, attorneys' fees, and an injunction or ongoing royalties. Post trial motions are scheduled to be heard on May 1 and 2, 2013, and the Company expects the District Court to issue its final judgment some time thereafter.

The Company and MSI believe that the evidence and the law do not support the jury's findings of infringement, validity and the award of damages and do not believe a material loss is probable. The Company believes that there are strong grounds for appeal and the Company and MSI will seek to overturn the verdict in post trial motions before the District Court and, if necessary, to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. The Company and MSI intend to vigorously challenge the judgment through all appropriate post trial motions and appeal processes. In addition, the District Court in Pittsburgh has yet to rule on certain of the Company's defenses and motions, including laches and the Company's renewed request for a mistrial.

Jasmine Networks Litigation. On September 12, 2001, Jasmine Networks, Inc. ("Jasmine") filed a lawsuit in the Santa Clara County Superior Court alleging claims against MSI and three of its officers for allegedly improperly obtaining and using information and technologies during the course of the negotiations with its personnel regarding the potential acquisition of certain Jasmine assets by MSI.

The case proceeded to trial on September 20, 2010. On November 24, 2010, a Santa Clara County jury returned a verdict in favor of MSI on all claims. On January 7, 2011, the court entered judgment in MSI's favor. Pursuant to California Civil Procedure provisions, Jasmine filed motions for a new trial and for a judgment notwithstanding the verdict. These motions were heard by the court on February 25, 2011 and denied in written orders. Jasmine has appealed and MSI is contesting the appeal vigorously.

USEI Litigation. On October 9, 2009, U.S. Ethernet Innovations, LLC ("USEI") filed a complaint in the U.S. District Court for the Eastern District of Texas, in which USEI has accused a number of system manufacturers, including the Company's customers, of patent infringement (the "USEI litigation"). Specifically, USEI has asserted that these customers infringe U.S. Patent Nos. 5,307,459, 5,434,872, 5,732,094 and 5,299,313 (collectively, the "USEI patents in suit"), which relate to Ethernet technologies. The complaint seeks unspecified damages and an injunction.

On May 4, 2010, MSI filed a motion to intervene in the USEI litigation, which was granted on May 19, 2010. On July 13, 2010, the district court issued an order granting the defendants' motion to transfer the action to the Northern District of California; the case was formally transferred on August 23, 2010. On September 14, 2011, USEI withdrew its allegations against MSI for the '459 patent. On October 21, 2011, the court conducted a claim construction hearing, and a ruling was issued on January 31, 2012. A supplemental claim construction hearing was held on May 3, 2012, and the claim construction was issued on August 29, 2012. Trial is scheduled for January 5, 2015.

Lake Cherokee Patent Litigation. On June 30, 2010, Lake Cherokee Hard Drive Technologies, L.L.C. filed a complaint in the U.S. District Court for the Eastern District of Texas. The complaint alleges infringement of U.S. Patent Nos. 5,844,738 and 5,978,162 (collectively, the "Lake Cherokee patents in suit"). The Lake Cherokee patents in suit relate to read-channel integrated circuit devices, and to certain HDD products incorporating such devices. MSI filed its answer and counterclaims to the complaint on September 13, 2010. Defendants filed a motion to transfer on April 1, 2011, which was denied on February 13, 2012. Lake Cherokee

filed an amended complaint on April 21, 2011. MSI filed its answer and counterclaims to the amended complaint on May 9, 2011. A claim construction hearing was held on May 14, 2012, and the claim construction was issued on August 6, 2012. Trial is set for August 5, 2013.

APT Patent Litigations. On January 18, 2011, Advanced Processor Technologies, LLC ("APT"), a subsidiary of Acacia Research Corp., filed a complaint in the U.S. District Court for the Eastern District of Texas. The complaint names MSI and eight other defendants and alleges infringement of U.S. Patent Nos. 6,047,354 ("'354 patent") and 5,796,978 ("'978 patent"). The asserted patents relate to microprocessor technologies. The complaint seeks unspecified damages and a permanent injunction. A first amended complaint was filed on January 26, 2011. The first amended complaint continues to assert the '354 patent against MSI, but appears to no longer assert the '978 patent against MSI. MSI filed its answer and counterclaims on April 15, 2011. A claim construction hearing was held on January 29, 2013. On March 23, 2012, APT filed a separate complaint in the U.S. District Court for the Eastern District of Texas. The complaint alleges that MSI infringes U.S. Patent Nos. 6,092,172 and 6,629,207. The asserted patents relate to microprocessor technologies. The complaint seeks unspecified damages and a permanent injunction. MSI filed its answer and counterclaims on May 25, 2012. In both cases, ARM filed a motion to intervene on July 23, 2012, which was granted on January 7, 2013, and a motion to transfer on July 27, 2012, which was denied on March 20, 2013. On January 30, 2013, the Court consolidated these two cases, as well as several other cases that APT had filed against various defendants, into a single case. A claim construction hearing in the consolidated case is scheduled for May 14, 2013 and jury selection is set for January 6, 2014.

MOSAID Litigation. On March 16, 2011, MOSAID Technologies Inc. filed suit in the U.S. District for the Eastern District of Texas against MSI and 16 other companies. The complaint alleges that defendants' products, which operate in compliance with the IEEE 802.11a, 802.11b, 802.11g, and 802.11n standards, infringe the six asserted patents (U.S. Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,768; 6,992,972). MSI filed its answer and counterclaims on June 9, 2011. On March 28, 2012, MSI and other defendants filed a motion to transfer, which was denied. A claim construction hearing is scheduled for April 16, 2013 and jury selection is set for January 8, 2014.

Azure Networks Litigation. On March 22, 2011, Azure Networks, LLC and Tri-County Excelsior Foundation filed suit in the Eastern District of Texas against MSI and eight other companies. The Complaint asserts U.S. Patent No. 7,756,129 against MSI's Bluetooth products. MSI filed its answer and counterclaims on July 20, 2011. On December 9, 2011, defendants filed a motion to dismiss or transfer venue to S.D.N.Y. or, alternatively, to N.D. Cal., which was denied on June 25, 2012. On November 2, 2012, defendants filed a motion for summary judgment of invalidity, which was denied. A claim construction hearing was held on December 20, 2012. On January 15, 2013, the magistrate judge issued a Markman ruling. Currently, a trial is set for November 12, 2013. MSI believes that it does not infringe any valid and enforceable claim of the Azure Networks patents in suit, and intends to litigate this action vigorously.

Power Management Systems Litigation. On August 22, 2011, Power Management Systems LLC ("PMS"), a subsidiary of Acacia Research Corp., filed a complaint against the Company's subsidiary Marvell Semiconductor, Ltd. ("MSL") and other defendants, in the U.S. District Court for the District of Delaware. The complaint asserts U.S. Patent No. 5,504,909, which relates to a power management apparatus, against various products. The complaint seeks unspecified damages. On October 17, 2011, PMS amended its complaint by substituting MSL with MSI. MSI filed its answer and counterclaims on November 4, 2011. A claim construction hearing was held on January 18, 2013 and trial is set for March 3, 2014.

HSM/TPL Litigation. On September 1, 2011, HSM Portfolio, LLC and Technology Properties Limited, LLC filed a complaint against the Company and MSL in the U.S. District Court for the District of Delaware. The

complaint also named numerous other defendants. The complaint asserts U.S. Patent No. 5,030,853, relating to high speed logic and memory circuitry, against various products. The complaint seeks unspecified damages. On January 9, 2012, HSM/TPL filed an amended complaint adding MSI to the case. On February 15, 2012, the Company and MSL were dismissed from the case. On July 18, 2012, HSM filed a second amended complaint against MSI, and MSI filed its answer and counterclaims on August 13, 2012. A claim construction hearing is scheduled for November 25, 2013, and trial is scheduled to commence on January 25, 2015.

France Telecom Litigation. On June 26, 2012, France Telecom S.A. ("France Telecom") filed a complaint against MSI in the U.S. District Court for the Southern District of New York. The complaint asserts U.S. Patent No 5,446,747 (the "'747 patent") against MSI's communications processors and thin modems. The complaint seeks unspecified damages as well as injunctive relief. MSI answered the complaint on July 18, 2012 and August 1, 2012. On July 30, 2012, MSI filed a motion to transfer the lawsuit to the U.S. District Court for the Northern District of California. On September 17, 2012, the Court granted MSI's motion and transferred the case to the Northern District of California. A claim construction hearing is scheduled for July 24, 2013, and a trial is scheduled for May 12, 2014.

Freescale Litigation. On July 6, 2012, Freescale Semiconductor, Inc. ("Freescale") filed a complaint against MSI in the U.S. District Court for the Western District of Texas. The complaint asserts U.S. Patent Nos. 6,920,316, 5,825,640, 5,943,274, 5,467,455 and 7,927,927 (collectively, the "Freescale patents in suit") against certain of the Company's integrated circuits and/or chipsets. The complaint seeks unspecified damages and a permanent injunction. On September 17, 2012, MSI filed a motion to dismiss the complaint for failure to state a claim pursuant to FRCP 12(b)(6) as to direct infringement of U.S. Patent No. 7,927,927, indirect infringement of the Freescale patents in suit, and willful infringement of the Freescale patents in suit. Freescale filed an amended complaint on January 14, 2013, and withdrew its assertion of U.S. Patent No. 5,825,640; MSI filed its answer to the amended complaint on February 4, 2013. This case has been consolidated for pre-trial purposes with nine other pending cases. A claim construction hearing is scheduled for September 9, 2013.

On January 4, 2013, three of the Company's subsidiaries, MSI, Marvell International Ltd. and Marvell World Trade Ltd., filed a complaint against Freescale in the U.S. District Court for the Western District of Texas, and filed an amended complaint on January 14, 2013. The amended complaint alleges that Freescale infringes U.S. Patents Nos. 6,903,448 and 7,379,718.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include intellectual property indemnities to the Company's customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products, indemnities for general commercial obligations, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of Bermuda. In addition, the Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. In general, the Company does not record any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets as the amounts cannot be reasonably estimated and are not considered probable. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Note 11 — Benefit Plans:

The Company sponsors a 401(k) savings and investment plan that allows eligible U.S. employees to participate by making pre-tax contributions to the 401(k) plan ranging from 1% to 50% of eligible earnings subject to a required annual limit. The Company matches 100% of the employee contribution up to $500 per eligible employee on a quarterly basis. The participant must be employed by the Company on the last day of the calendar quarter to qualify for the match. At the end of the calendar year, the eligible employees receive a true-up match equal to the accumulated employee contribution for the calendar year up to $2,000. The Company made matching contributions to employees of $5.0 million, $4.8 million and $4.5 million during fiscal 2013, 2012 and 2011, respectively. As of February 2, 2013, the 401(k) plan offers a variety of investment alternatives, representing different asset classes. Employees may not invest in the Company's common shares through the 401(k) plan.

The Company also has voluntary defined contribution plans in various non-U.S. locations. The Company made contributions on behalf of employees totaling $17.2 million, $16.2 million and $16.0 million during fiscal 2013, 2012 and 2011, respectively. The Company also maintains a limited number of defined benefit plans for certain non-U.S. locations. Total costs under these plans were not significant.

Note 12 — Shareholders' Equity:

Common and Preferred Stock

As of February 2, 2013, the Company is authorized to issue 992.0 million shares of $0.002 par value common stock and 8.0 million shares of $0.002 par value preferred stock. As of February 2, 2013 and January 28, 2012, no shares of preferred stock were outstanding.

1995 Stock Option Plan

In April 1995, the Company adopted the 1995 Stock Option Plan (the "Option Plan"). The Option Plan, as amended from time to time, had 383.4 million common shares reserved for issuance thereunder as of February 2, 2013. Options granted under the Option Plan generally have a term of 10 years and generally must be issued at prices equal to the fair market value of the stock on the date of grant. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock at the time of the grant may not have a term exceeding five years and these options must be issued at prices of at least 110% of the fair market value of the stock on the date of grant.

In addition, the Company can also grant stock awards, which may be subject to vesting. Further, the Company can grant restricted stock unit awards. Restricted stock unit awards are denominated in shares of stock, but may be settled in cash or shares upon vesting, as determined by the Company at the time of grant.

Equity awards to new hires under the Option Plan generally vest 20% one year after the vesting commencement date, and the remaining shares vest one-sixtieth per month over the remaining 48 months. Other equity awards generally vest annually in four equal installments.

As of February 2, 2013, approximately 111.5 million shares remained available for future issuance under the Option Plan.

1997 Directors' Stock Option Plan

In August 1997, the Company adopted the 1997 Directors' Stock Option Plan (the "1997 Directors' Plan"). Under the 1997 Directors' Plan, an outside director was granted an option to purchase 30,000 common shares upon appointment to the Company's Board of Directors. These options vested 20% one year after the vesting commencement date and remaining shares vest one-sixtieth per month over the remaining 48 months. An outside director was also granted an option to purchase 6,000 common shares on the date of each annual meeting of the shareholders. These options vested one-twelfth per month over 12 months after the fourth anniversary of the vesting commencement date. Options granted under the 1997 Directors' Plan could be exercised prior to vesting and had a term of 10 years. The 1997 Directors' Plan was terminated in October 2007. There are two outstanding grants remaining under the 1997 Directors' Plan.

2007 Directors' Stock Incentive Plan

In October 2007, the Company adopted the 2007 Directors' Stock Incentive Plan (the "2007 Directors' Plan"). Shareholders have approved 750,000 common shares for issuance, which is the total amount authorized under the 2007 Directors' Plan. On March 15, 2012, the Board approved an amendment and restatement to revise the size of automatic annual awards under the 2007 Directors' Plan. Prior to the amendment and restatement, each outside director was granted an option to purchase 50,000 common shares upon his or her initial appointment to the Company's Board of Directors. These options vested one-third on the one year anniversary of the date of grant and one-third of the shares on each one-year anniversary thereafter.

In fiscal 2012, an outside director who had been serving on the Company's Board of Directors for the prior six months was granted — upon re-election by the shareholders at the annual general meeting — an option to purchase 9,000 common shares immediately following each annual general meeting of shareholders. These options vest 100% on the earlier of the date of the next annual general meeting of shareholders or the one year anniversary of the date of grant. In addition, an outside director who had been serving on the Company's Board of Directors for the prior six months was also granted a restricted stock unit award (the "Annual RSU Award") that covered a number of shares with an aggregate fair market value as reported on the NASDAQ Global Select Market equal to $70,000 immediately following the annual general meeting of shareholders. These Annual RSU Awards vest 100% on the earlier of the date of the next annual general meeting of shareholders or the one year anniversary of the date of grant.

Beginning in fiscal 2013, each outside director who was appointed at the annual general meeting of shareholders was granted a stock option award that covers a number of shares with an aggregate grant date fair value equal to $110,000 immediately following each annual general meeting of shareholders. In addition, each outside director was granted an Annual RSU Award that will cover a number of shares with an aggregate fair market value equal to $110,000 immediately following each annual general meeting of shareholders. The annual stock option award and the Annual RSU Award vest 100% on the earlier of the date of the next annual general meeting of shareholders or the one year anniversary of the date of grant. An outside director who is elected or appointed after an annual general meeting of shareholders will receive a pro rata stock option award and restricted stock unit award based on the number of quarters completed since such annual general meeting of shares.

As of February 2, 2013, approximately 343,000 shares remained available for future issuance under the 2007 Directors' Plan.

2000 Employee Stock Purchase Plan

Under the 2000 Employee Stock Purchase Plan, as amended and restated on October 31, 2011 (the "ESPP"), participants purchase the Company's stock using payroll deductions, which may not exceed 15% of their total cash compensation. Pursuant to the terms of the current ESPP, the "look-back" period for the stock purchase price was changed from six months to 24 months. This change was effective for the offering that began in December 2011 and is applicable for each successive offering period thereafter. Offering and purchase periods will continue to begin on December 8 and June 8 of each year. Participants enrolled in a 24-month offering period will continue in that offering period until the earlier of the end of the offering period or the reset of the offering period. A reset occurs if the fair market value of the Company's common shares on any purchase date is less than it was on the first day of the offering period. Participants in a 24-month offering period will be granted the right to purchase common shares at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the participant's entry date into the two-year offering period or (ii) the end of each six-month purchase period within the offering period.

During fiscal 2013, a total of 7.6 million shares were issued under the ESPP at a weighted-average price of $8.77. During fiscal 2012, a total of 4.9 million shares were issued under the ESPP at a weighted-average price of $12.48. During fiscal 2011, a total of 10.9 million shares were issued under the ESPP at a weighted-average price of $5.27.

As of February 2, 2013, approximately 26.6 million shares remained available for future issuance under the ESPP.

Option Plan and Stock Award Activity

During the first quarter of fiscal 2012, the Company issued 3.1 million stock options with a market-based condition for a group of senior employees. If the market price condition is not met within five years from the date of grant, the options automatically expire.

The following table summarizes the activity under all of the option plans and other stock based arrangements (in thousands, except for per share amounts):

	Time-Based Options		Market-Based Options		Total	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at January 30, 2010	70,966	$11.28	—	—	70,966	$11.28
Granted	2,018	$20.17	—	—	2,018	$20.17
Exercised	(13,959)	$ 8.45	—	—	(13,959)	$ 8.45
Canceled/Forfeited	(2,700)	$18.47	—	—	(2,700)	$18.47
Expired	—	—	—	—	—	—
Balance at January 29, 2011	56,325	$11.96	—	—	56,325	$11.96
Granted	3,477	$15.31	3,149	$15.43	6,626	$15.37
Exercised	(5,681)	$ 7.95	—	—	(5,681)	$ 7.95
Canceled/Forfeited	(1,654)	$14.57	(25)	$15.43	(1,679)	$14.58
Expired	—	—	—	—	—	—
Balance at January 28, 2012	52,467	$12.53	3,124	$15.43	55,591	$12.70
Granted	7,041	$14.59	—	—	7,041	$14.59
Exercised	(5,977)	$ 6.44	—	—	(5,977)	$ 6.44
Canceled/Forfeited	(3,894)	$16.10	(365)	$15.43	(4,259)	$16.04
Expired	—	—	—	—	—	—
Balance at February 2, 2013	49,637	$13.28	2,759	$15.43	52,396	$13.39
Vested or expected to vest at February 2, 2013	48,584	$13.25				
Exercisable at February 2, 2013	39,789	$12.91				

For time-based stock options vested and expected to vest at February 2, 2013, the aggregate intrinsic value was $29.6 million and the weighted average remaining contractual term was 4.4 years. For time-based stock options exercisable at February 2, 2013, the aggregate intrinsic value was $28.3 million and the weighted average remaining contractual term was 3.5 years. The aggregate intrinsic value of stock options exercised during fiscal 2013, 2012 and 2011 was $33.6 million, $41.8 million and $162.9 million, respectively. There was no aggregate intrinsic value for market-based stock options at February 2, 2013 and the weighted average remaining contractual term of market-based stock options vested and expected to reach the end of the vesting period at February 2, 2013 was 8.2 years. The Company's closing stock price of $9.51 as reported on the NASDAQ Global Select Market for all in-the-money options as of February 1, 2013 was used to calculate the aggregate intrinsic value.

As of February 2, 2013, the unamortized compensation expense for time-based stock options was $41.3 million and market-based stock options was $4.6 million. The unamortized compensation expense for time-based and market-based stock options will be amortized on a straight-line basis and is expected to be recognized over a weighted-average period of 2.7 years and 0.9 years, respectively.

Included in the following table is activity related to the non-vested portion of the restricted stock units as follows (in thousands, except for share prices):

	Restricted Stock Outstanding	Weighted Average Grant Date Fair Value
Balance at January 30, 2010	2,746	$ 8.99
Granted	4,718	$20.76
Vested	(1,619)	$ 9.13
Canceled/Forfeited	(359)	$13.87
Balance at January 29, 2011	5,486	$18.75
Granted	6,877	$15.80
Vested	(2,014)	$15.90
Canceled/Forfeited	(703)	$16.81
Balance at January 28, 2012	9,646	$17.38
Granted	7,370	$14.64
Vested	(2,796)	$17.78
Canceled/Forfeited	(1,481)	$17.16
Balance at February 2, 2013	12,739	$15.78

The aggregate intrinsic value of restricted stock units expected to vest as of February 2, 2013 was $108.7 million. The number of restricted stock units that are expected to vest is 11.4 million shares.

As of February 2, 2013, compensation costs related to restricted stock units not yet recognized amounted to $134.0 million. The unamortized compensation expense for restricted stock units will be amortized on a straight-line basis and is expected to be recognized over a weighted-average period of 2.7 years.

Share-Based Compensation

The following table presents details of share-based compensation expenses by functional line item (in thousands):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Cost of goods sold	$ 8,142	$ 6,995	$ 7,522
Research and development	87,149	85,924	82,524
Selling and marketing	13,278	12,920	11,769
General and administrative	18,711	14,024	16,590
	$127,280	$119,863	$118,405

Share-based compensation capitalized in inventory was $1.5 million at February 2, 2013, $2.1 million at January 28, 2012 and $1.5 million at January 29, 2011.

Valuation Assumptions

The expected volatility for awards granted during fiscal 2013 and 2012 was based on an equally weighted combination of historical stock price volatility and implied volatility derived from traded options on the Company's stock in the marketplace. The expected volatility for awards granted during fiscal 2011 was based solely on historical stock price volatility. The Company believes that the combination of historical volatility and implied volatility provides a better estimate of future stock price volatility.

The expected dividend yield is calculated by dividing annualized dividend payments by the closing stock price on the date of grant of the option.

The following weighted average assumptions were used for each respective period to calculate the fair value of each time-based equity award on the date of grant using the Black-Scholes option pricing model and of each market-based equity award using a Monte Carlo simulation model:

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Time-based Stock Options:			
Weighted average fair value	$5.52	$6.05	$9.33
Expected volatility	44%	44%	53%
Expected term (in years)	4.8	4.8	4.7
Risk-free interest rate	0.9%	2.0%	2.2%
Expected dividend yield	0.3%	—	—

The expected dividend yield for options granted during fiscal year 2013 used to calculate the weighted average in the above table ranged from 0% to 3.1%.

	Year Ended	
	February 2, 2013	January 28, 2012
Market-based Stock Options:		
Weighted average fair value	$—	$ 5.08
Expected volatility	— %	42%
Risk-free interest rate	— %	0.9 - 3.6%

There were no market-based stock options granted during fiscal 2013. The above table includes market-based stock options granted during the three months ended April 30, 2011. The fair value of each market-based stock option award is estimated on the date of grant using a Monte Carlo simulation model that uses the assumptions noted in the above table, including the same volatility applied to the Company's time-based options. Because a Monte Carlo simulation model incorporates ranges of assumptions for inputs, those ranges are disclosed where applicable. The Company uses historical data to estimate employee termination within the valuation model. The expected term was 2.66 years for market-based stock options granted during the three months ended April 30, 2011 and was derived from the output of the valuation model and represents the period of time that options granted are expected to be outstanding.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Employee Stock Purchase Plan:			
Estimated fair value	$3.13	$4.63	$5.91
Volatility	40%	44%	53%
Expected term (in years)	1.2	1.1	0.5
Risk-free interest rate	0.2%	0.1%	0.2%
Dividend yield	2.4%	—	—

Share Repurchase Program

In August 2010, the Company announced that its board of directors had authorized a share repurchase program of up to $500 million of the Company's common shares in open market, privately negotiated or block transactions.

In March, July and December 2011, and May and December 2012, the Company announced that its board of directors authorized the Company to repurchase up to an additional $500 million, respectively, for a total of $3.0 billion, of its outstanding common shares. The repurchase program is subject to market conditions and other factors and does not obligate the Company to repurchase any dollar amount or number of its common shares. The program may be extended, modified, suspended or discontinued at any time. The future repurchases, which are expected to be funded from the Company's current cash and short-term investments position of over $1.9 billion, may occur in open market, privately negotiated or block transactions.

The Company repurchased 91.0 million of its common shares for $959.1 million in cash during fiscal 2013, 87.8 million of its common shares for $1.3 billion in cash during fiscal 2012 and 4.9 million of its common shares for $87.5 million in cash during fiscal 2011. All of the repurchased shares were retired immediately after the repurchases were completed. The Company records all repurchases, as well as investment purchases and sales, based on trade date. Approximately $22.2 million of the repurchases was made in the final 3 days of the fiscal year and was not included in the consolidated statement of cash flow due to the standard 3-day settlement period. As of February 2, 2013, a total of 183.7 million cumulative shares have been repurchased under the Company's share repurchase program for a total $2.4 billion in cash and there was $612.6 million remaining available for future share repurchases.

Subsequent to the end of fiscal 2013 through March 21, 2013, the Company repurchased an additional 8.7 million of its common shares for $85.5 million at an average price per share of $9.80.

Dividends

In May 2012, the Company announced the initiation of paying its first quarterly dividend of $0.06 per share. Future payment of a regular quarterly cash dividend on the Company's common shares will be subject to, among other things, the best interests of its shareholders, the Company's results of operations, cash balances and future cash requirements, financial condition, statutory requirements of Bermuda law and other factors that the Company's board of directors may deem relevant. As a result, cash dividends of $0.18 per share were paid for a total of $98.8 million during fiscal 2013.

On February 21, 2013, the Company announced that its board of directors declared a cash dividend of $0.06 per share to be paid on April 4, 2013 to shareholders of record as of March 14, 2013.

Note 13 — Segment and Geographic Information:

The Company operates in one reportable segment — the design, development and sale of integrated circuits. The chief executive officer has been identified as the chief operating decision maker ("CODM"). The Company's CODM is ultimately responsible and actively involved in the allocation of resources and the assessment of the Company's operational and financial performance. The fact that the Company operates in only one reportable segment is based on the following:

- The Company uses a highly integrated approach in developing its products in that discrete technologies developed by the Company are frequently integrated across many of its products. Substantially all of the Company's integrated circuits are manufactured under similar manufacturing processes.
- The Company's organizational structure is based along functional lines. Each of the functional department heads reports directly to the CODM. Shared resources in the Company also report directly to the CODM or to a direct report of the CODM.
- The assessments of performance across the Company, including assessment of the Company's incentive compensation plan, are based largely on operational performance and consolidated financial performance.
- The decisions on allocation of resources and other operational decisions are made by the CODM based on his hands-on involvement with the Company's operations and product development.

The following tables present net revenue and long-lived asset information based on geographic region. Net revenue is based on the destination of the shipments and long-lived assets are based on the physical location of the assets (in thousands):

	Year Ended		
Net Revenue:	**February 2, 2013**	**January 28, 2012**	**January 29, 2011**
United States	$ 176,581	$ 194,638	$ 157,259
China	1,599,681	1,496,864	1,209,982
Thailand	369,855	531,073	602,639
Malaysia	351,401	420,382	348,271
Philippines	246,269	207,450	187,156
Others	424,843	542,633	1,106,586
	$3,168,630	$3,393,040	$3,611,893

Property and equipment, net:	**February 2, 2013**	**January 28, 2012**
Bermuda	$ 5,691	$ 8,256
China	37,469	32,205
Israel	36,671	26,061
Singapore	82,358	92,563
United States	208,459	207,848
Others	16,379	16,868
	$387,027	$383,801

The following table presents net revenue by end market (in thousands):

Net Revenue by End Market	Year Ended February 2, 2013	January 28, 2012	January 29, 2011
Storage products	$1,494,959	$1,560,772	$1,650,465
Mobile and Wireless	822,533	968,706	1,124,442
Networking	708,821	697,865	683,103
Other	142,317	165,697	153,883
	$3,168,630	$3,393,040	$3,611,893

Note 14 — Related Party Transactions:

MIL is party to a technology license agreement with VeriSilicon Holdings Co., Ltd. ("VeriSilicon"). MIL assumed this technology license agreement between VeriSilicon and UTStarcom, Inc. after the Company's acquisition of the semiconductor business of UTStarcom in December 2005. MIL has subsequently entered into various addenda to this agreement for additional technology beyond the scope of the original agreement. During fiscal 2013, MIL entered into two new addenda with VeriSilicon related to the technology license agreement. In addition, in September 2010, MIL entered into a services agreement with VeriSilicon, pursuant to which VeriSilicon has agreed to provide design support services to MIL. Under the services agreement, VeriSilicon helped on three projects for MIL during fiscal 2013. In connection with all of its transactions with VeriSilicon, MIL paid $2.8 million and $1.2 million to VeriSilicon during fiscal 2013 and fiscal 2012, respectively. As of February 2, 2013, the Company had $0.5 million of liability to VeriSilicon. Weili Dai's brother (and Dr. Sehat Sutardja's brother-in-law) is the Chairman, President and Chief Executive Officer of VeriSilicon. Ms. Dai is also a shareholder of VeriSilicon. Ms. Dai is a greater than ten percent shareholder of the Company and Dr. Sehat Sutardja is the Company's President and Chief Executive Officer. Dr. Sehat Sutardja and Ms. Dai are husband and wife.

In December 2009, MIL entered into a technology license agreement with Vivante Corporation ("Vivante") that provides for the license of graphics technology and associated services. This agreement restates, expands and succeeds previous agreements between the parties for the same technology. In December 2012, the parties renewed this technology license agreement for another three years. The total amount of the license fee was approximately $13.0 million (to be paid over three years) and ten percent for support fees (to be paid over three years). In February 2012, the parties entered into a services agreement, pursuant to which Vivante agreed to provide support services to MIL. In connection with all of its transactions with Vivante, MIL paid $8.6 million and $5.8 million to Vivante during fiscal 2013 and fiscal 2012, respectively. As of February 2, 2013, the Company had $13.8 million of liability to Vivante. Dr. Sehat Sutardja and Ms. Dai, through their ownership and control of Estopia LLC, are indirect shareholders of Vivante. In addition, Dr. Sehat Sutardja is also a direct shareholder and Chairman of the board of directors of Vivante. Ms. Dai's brother (and Dr. Sehat Sutardja's brother-in-law) is the Chief Executive Officer of Vivante.

MARVELL TECHNOLOGY GROUP LTD.

SUPPLEMENTARY DATA
(Unaudited)

The following table presents the unaudited consolidated statements of operations data for each of the eight quarters in the period ended February 2, 2013. In management's opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this Annual Report on Form 10-K, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to fairly state the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any period should not be considered indicative of results to be expected in any future period. The Company expects the quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in Part I, Item 1A "Risk Factors."

	Fiscal 2013			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenue	$796,351	$816,104	$780,881	$775,294
Gross profit	$430,029	$434,265	$406,378	$404,461
Net income	$ 94,543	$ 93,074	$ 68,816	$ 50,152
Net income per share:				
Basic	$ 0.16	$ 0.17	$ 0.12	$ 0.10
Diluted	$ 0.16	$ 0.16	$ 0.12	$ 0.09

	Fiscal 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenue	$802,402	$897,520	$950,417	$742,701
Gross profit	$467,927	$519,403	$538,317	$401,588
Net income	$146,861	$192,392	$195,121	$ 80,717
Net income per share:				
Basic	$ 0.23	$ 0.32	$ 0.32	$ 0.14
Diluted	$ 0.22	$ 0.31	$ 0.32	$ 0.13

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of February 2, 2013. Disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of February 2, 2013, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of February 2, 2013 using the criteria set forth in the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation, management has concluded that we maintained effective internal control over financial reporting as of February 2, 2013 based on the COSO criteria.

The effectiveness of our internal control over financial reporting as of February 2, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended February 2, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute

assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Items 401 and 407(c)(3) of Regulation S-K with respect to our directors, director nominees and corporate governance is incorporated by reference herein to the information set forth under the captions "Board of Directors and Committees of the Board — Directors and Nominees" and "Board of Directors and Committees of the Board — Nominations for Election of Directors" in our definitive proxy statement in connection with our 2013 annual general meeting of shareholders (the "2013 Proxy Statement"), which will be filed with the SEC no later than 120 days after February 2, 2013. The information regarding our current executive officers required by this item is also included in Part I, Item 1 hereof under the caption "Executive Officers of the Registrant" and incorporated by reference herein.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by Item 405 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Employees, Officers and Directors that applies to all of our directors, officers (including our Chief Executive Officer (our principal executive officer), Interim Chief Financial Officer (our principal financial and accounting officer), Corporate Controller and any person performing similar functions) and employees. This Code of Ethics was most recently amended as of December 11, 2008. We will disclose future amendments to or waivers from our Code of Ethics and Business Conduct for Employees, Officers and Directors on our website or in a report on Form 8-K within four business days following the date of such amendment or waiver. Our Code of Ethics and Business Conduct for Employees, Officers and Directors is available on our website *www.marvell.com.* None of the material on this website is part of this Annual Report on Form 10-K or is incorporated by reference herein.

Committees of the Board of Directors

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K concerning our Audit Committee and audit committee financial expert is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board — Committees of our Board of Directors" in our 2013 Proxy Statement.

Item 11. *Executive Compensation*

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board — Director Compensation Table," "Executive Compensation" and "Executive Compensation Committee Interlocks and Insider Participation" in our 2013 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 403 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of February 2, 2013:

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (2)	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (3)(4)	65,223,122	$13.57	138,445,319
Equity compensation plans not approved by security holders (5)	45,024	$ 0.27	—
Total	65,268,146	$13.57	138,445,319

(1) Includes only options and restricted stock units (outstanding under our equity compensation plans, as no stock warrants or other rights were outstanding as of February 2, 2013).

(2) The weighted average exercise price calculation does not take into account any restricted stock units as those units vest, without any cash consideration or other payment required for such shares.

(3) Includes our Amended and Restated 1995 Stock Option Plan, our 1997 Directors' Stock Option Plan, our Amended 2000 Employee Stock Purchase Plan (the "2000 ESPP") and our 2007 Directors' Stock Option Plan.

(4) The number of shares reserved for issuance under our 2000 ESPP includes an annual increase in shares reserved for issuance equal to the lesser of (i) 8,000,000 shares of Common Stock, or (ii) 1.5% of the outstanding shares of capital stock on such date, or (iii) an amount determined by the Board (provided that the amount approved by the Board shall not be greater than (i) or (ii)).

(5) Consists of outstanding options to purchase 37,892 common shares to former option holders of RADLAN Computer Communications Ltd. in connection with our acquisition of RADLAN Computer Communications Ltd., and 7,132 common shares to former option holders of Asica, Inc. in connection with our acquisition of Asica, Inc.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 404 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Related Party Transactions" in our 2013 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board" in our 2013 Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by Item 9(e) of Schedule 14A is incorporated by reference to the information set forth under the caption "Information Concerning Independent Registered Public Accounting Firm" in our 2013 Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements:*

2. *Financial Statement Schedule:*

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

All other schedules not listed above have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

See Item 15(b) below.

(b) *Index to Exhibits*

Exhibit No.	Description
3.1	Memorandum of Association of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Registration Statement on Form S-1 (file no. 333-33086) as filed on March 23, 2000
3.2	Third Amended and Restated Bye-Laws of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
3.3	Memorandum of Increase of Share Capital of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K as filed on July 6, 2006
10.1#	1997 Directors' Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Registration Statement on Form S-1 (file no. 333-33086) as filed on March 23, 2000
10.2#	Form of Notice of Stock Option Grants, Nonstatutory Stock Option Agreement, Exercise Notice and Restricted Stock Purchase Agreement for use under the 1997 Directors' Stock Option Plan, incorporated by reference to Exhibit 10.7 of the registrant's Registration Statement on Form S-8 (file no. 333-148621) as filed on January 11, 2008

Exhibit No.	Description
10.3#	2000 Employee Stock Purchase Plan (as amended and restated as of October 31, 2011), incorporated by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the period ended October 29, 2011 as filed on December 2, 2011
10.4#	2000 Employee Stock Purchase Plan Form of Subscription Agreement
10.5#	Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.24 of the registrant's Quarterly Report on 10-Q for the period ended July 30, 2005 as filed on September 8, 2005
10.6#	2010 Amendment to the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
10.7#	Amended and Restated 1995 Stock Option Plan Restricted Stock Agreement, incorporated by reference to Exhibit 10.20 of the registrant's Annual Report on Form 10-K for the year ended January 28, 2006 as filed on April 13, 2006
10.8#	Form of Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.21 of the registrant's Annual Report on Form 10-K for the year ended January 28, 2006 as filed on April 13, 2006 (for options granted prior to December 4, 2008)
10.8.1#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on December 17, 2008 (for options granted on or after December 4, 2008)
10.8.2#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.3 of the registrant's quarterly report on 10-Q for the period ended July 31, 2010 as filed on September 3, 2010 (for options granted on or after August 2, 2010)
10.9#	Form of Restricted Stock Unit Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.34 of the registrant's Annual Report on Form 10-K for the year ended January 27, 2007 as filed on July 2, 2007 (for RSUs granted prior to December 4, 2008)
10.9.1#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on December 17, 2008 (for RSUs granted on or after December 4, 2008)
10.9.2#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.4 of the registrant's quarterly report on 10-Q for the period ended July 31, 2010 as filed on September 3, 2010 (for RSUs granted on or after August 2, 2010)
10.10#	Form of Notice of Grant of Stock Options — Performance-Based, for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on December 19, 2008
10.11#	Reformation of Stock Option Agreement dated December 27, 2006 by and between Sehat Sutardja and Marvell Technology Group Ltd., incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on January 4, 2007

Exhibit No.	Description
10.12#	Reformation of Stock Option Agreement dated December 28, 2006 by and between Pantas Sutardja and Marvell Technology Group Ltd., incorporated by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K as filed on January 4, 2007
10.13#	Reformation of Stock Option Agreement dated May 6, 2007 between Marvell Technology Group Ltd. and Dr. Sehat Sutardja, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on May 8, 2007
10.14#	Marvell Technology Group Ltd. Executive Performance Incentive Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
10.15#	2007 Director Stock Incentive Plan, as amended and restated on March 15, 2012, incorporated by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q as filed on June 1, 2012
10.15.1#	Form of Stock Option Agreement for use with the 2007 Director Stock Incentive Plan — Initial Award, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on October 25, 2007
10.15.2#	Form of Stock Option Agreement for use with the 2007 Director Stock Incentive Plan — Annual Award, incorporated by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K as filed on October 25, 2007
10.15.3#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the 2007 Director Stock Incentive Plan, incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K as filed on July 1, 2011
10.16#	Policy for Non-Business Use of Corporate Aircraft, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on May 23, 2008
10.17#	Description of Indemnification Rights for certain current and former directors, officers and employees, incorporated by reference to Exhibit 10.37 of the registrant's Quarterly Report on Form 10-Q for the period ended July 28, 2007 as filed on September 6, 2007
10.18#	Form of Indemnification Agreement with Directors and Executive Officers, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on October 10, 2008
10.19#	Indemnification Arrangement with Dr. Sehat Sutardja, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K as filed on March 7, 2011
21.1	Subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certification of Chief Financial Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act
32.1~	Certification of Chief Executive Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act
32.2~	Certification of Chief Financial Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit No.	Description
99.1	Notice of Proposed Settlement of Derivative Action, incorporated by reference to Exhibit 99.1 of the registrant's Current Report on Form 8-K as filed on May 28, 2009
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

~ In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARVELL TECHNOLOGY GROUP LTD.

Dated: March 29, 2013

By: /s/ DR. SEHAT SUTARDJA

Dr. Sehat Sutardja
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Sehat Sutardja and Brad D. Feller, and each of them individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ SEHAT SUTARDJA **Dr. Sehat Sutardja**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013
/s/ BRAD D. FELLER **Brad D. Feller**	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2013
/s/ PANTAS SUTARDJA **Dr. Pantas Sutardja**	Vice President, Chief Technology Officer, Chief Research and Development Officer and Director	March 29, 2013
/s/ JUERGEN GROMER **Dr. Juergen Gromer**	Director	March 29, 2013
/s/ JOHN G. KASSAKIAN **Dr. John G. Kassakian**	Director	March 29, 2013
/s/ ARTURO KRUEGER **Arturo Krueger**	Director	March 29, 2013
/s/ RANDHIR THAKUR **Randhir Thakur**	Director	March 29, 2013

Schedule II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
		(in thousands)		
Fiscal year ended February 2, 2013				
Allowance for doubtful accounts and sales return reserve	$ 2,663	$ 9,024	$ (3,766)	$ 7,921
Deferred tax valuation	$259,316	$40,133	$ —	$299,449
Fiscal year ended January 28, 2012				
Allowance for doubtful accounts and sales return reserve	$ 7,366	$ 4,393	$ (9,096)	$ 2,663
Deferred tax valuation	$224,853	$34,694	$ (231)	$259,316
Fiscal year ended January 29, 2011				
Allowance for doubtful accounts and sales return reserve	$ 5,912	$12,217	$(10,763)	$ 7,366
Deferred tax valuation	$197,710	$30,621	$ (3,478)	$224,853

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Memorandum of Association of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Registration Statement on Form S-1 (file no. 333-33086) as filed on March 23, 2000
3.2	Third Amended and Restated Bye-Laws of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
3.3	Memorandum of Increase of Share Capital of Marvell Technology Group Ltd., incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K as filed on July 6, 2006
10.1#	1997 Directors' Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Registration Statement on Form S-1 (file no. 333-33086) as filed on March 23, 2000
10.2#	Form of Notice of Stock Option Grants, Nonstatutory Stock Option Agreement, Exercise Notice and Restricted Stock Purchase Agreement for use under the 1997 Directors' Stock Option Plan, incorporated by reference to Exhibit 10.7 of the registrant's Registration Statement on Form S-8 (file no. 333-148621) as filed on January 11, 2008
10.3#	2000 Employee Stock Purchase Plan (as amended and restated as of October 31, 2011), incorporated by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the period ended October 29, 2011 as filed on December 2, 2011
10.4#	2000 Employee Stock Purchase Plan Form of Subscription Agreement
10.5#	Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.24 of the registrant's Quarterly Report on 10-Q for the period ended July 30, 2005 as filed on September 8, 2005
10.6#	2010 Amendment to the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
10.7#	Amended and Restated 1995 Stock Option Plan Restricted Stock Agreement, incorporated by reference to Exhibit 10.20 of the registrant's Annual Report on Form 10-K for the year ended January 28, 2006 as filed on April 13, 2006
10.8#	Form of Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.21 of the registrant's Annual Report on Form 10-K for the year ended January 28, 2006 as filed on April 13, 2006 (for options granted prior to December 4, 2008)
10.8.1#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on December 17, 2008 (for options granted on or after December 4, 2008)
10.8.2#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.3 of the registrant's quarterly report on 10-Q for the period ended July 31, 2010 as filed on September 3, 2010 (for options granted on or after August 2, 2010)
10.9#	Form of Restricted Stock Unit Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.34 of the registrant's Annual Report on Form 10-K for the year ended January 27, 2007 as filed on July 2, 2007 (for RSUs granted prior to December 4, 2008)

Exhibit No.	Description
10.9.1#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on December 17, 2008 (for RSUs granted on or after December 4, 2008)
10.9.2#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.4 of the registrant's quarterly report on 10-Q for the period ended July 31, 2010 as filed on September 3, 2010 (for RSUs granted on or after August 2, 2010)
10.10#	Form of Notice of Grant of Stock Options — Performance-Based, for use with the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on December 19, 2008
10.11#	Reformation of Stock Option Agreement dated December 27, 2006 by and between Sehat Sutardja and Marvell Technology Group Ltd., incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on January 4, 2007
10.12#	Reformation of Stock Option Agreement dated December 28, 2006 by and between Pantas Sutardja and Marvell Technology Group Ltd., incorporated by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K as filed on January 4, 2007
10.13#	Reformation of Stock Option Agreement dated May 6, 2007 between Marvell Technology Group Ltd. and Dr. Sehat Sutardja, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on May 8, 2007
10.14#	Marvell Technology Group Ltd. Executive Performance Incentive Plan, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on July 13, 2010
10.15#	2007 Director Stock Incentive Plan, as amended and restated on March 15, 2012, incorporated by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q as filed on June 1, 2012
10.15.1#	Form of Stock Option Agreement for use with the 2007 Director Stock Incentive Plan — Initial Award, incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K as filed on October 25, 2007
10.15.2#	Form of Stock Option Agreement for use with the 2007 Director Stock Incentive Plan — Annual Award, incorporated by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K as filed on October 25, 2007
10.15.3#	Form of Stock Unit Agreement and Notice of Grant of Award and Award Agreement for use with the 2007 Director Stock Incentive Plan, incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K as filed on July 1, 2011
10.16#	Policy for Non-Business Use of Corporate Aircraft, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on May 23, 2008
10.17#	Description of Indemnification Rights for certain current and former directors, officers and employees, incorporated by reference to Exhibit 10.37 of the registrant's Quarterly Report on Form 10-Q for the period ended July 28, 2007 as filed on September 6, 2007
10.18#	Form of Indemnification Agreement with Directors and Executive Officers, incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K as filed on October 10, 2008
10.19#	Indemnification Arrangement with Dr. Sehat Sutardja, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K as filed on March 7, 2011

Exhibit No.	Description
21.1	Subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certification of Chief Financial Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act
32.1~	Certification of Chief Executive Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act
32.2~	Certification of Chief Financial Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act
99.1	Notice of Proposed Settlement of Derivative Action, incorporated by reference to Exhibit 99.1 of the registrant's Current Report on Form 8-K as filed on May 28, 2009
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

~ In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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MARVELL TECHNOLOGY GROUP LTD.

May 14, 2013

Dear Fellow Shareholders:

You are cordially invited to attend the 2013 annual general meeting of shareholders of Marvell Technology Group Ltd., a Bermuda company, scheduled to be held at the Network Meeting Center at Techmart, 5201 Great America Parkway, Santa Clara, California 95054, on Wednesday, June 26, 2013 at 4:00 p.m. Pacific time.

As described in the accompanying notice of annual general meeting of shareholders and proxy statement, shareholders will be asked to (1) vote on the election of five directors, each for a term of one year; (2) conduct an advisory (non-binding) vote to approve named executive officer compensation; and (3) re-appoint PricewaterhouseCoopers LLP as our auditors and independent registered public accounting firm, and authorize the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014. Directors and executive officers will be present at the annual general meeting to respond to any questions that our shareholders may have regarding the business to be transacted.

In accordance with rules adopted by the U.S. Securities and Exchange Commission, we are pleased to furnish these proxy materials to shareholders over the Internet rather than in paper form. We believe these rules allow us to provide our shareholders with expedited and convenient access to the information they need, while helping to conserve natural resources and lower the costs of printing and our carbon footprint.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the annual general meeting, please submit your proxy as soon as possible. On or about May 15, 2013, we mailed our shareholders a notice containing instructions on how to access our proxy materials and submit their proxy electronically over the Internet. The notice also included instructions on how you can receive a paper copy of your proxy materials, including the notice of the annual general meeting, proxy statement and proxy card. If you received your proxy materials by mail, the notice of the annual general meeting, proxy statement and proxy card from our board of directors were enclosed. If you received your proxy materials via e-mail, the e-mail contained voting instructions and links to our proxy materials on the Internet.

All shareholders of record on April 29, 2013 are invited to attend the annual general meeting. Only shareholders and persons holding proxies from shareholders may attend the meeting. If you are a shareholder of record, please bring a form of personal identification to be admitted to the meeting. If your shares are held in the name of your broker, bank or other nominee and you plan to attend the meeting, you must present proof of your beneficial ownership of those shares as of the record date, such as a bank or brokerage account statement or letter, together with a form of personal identification, to be admitted to the meeting.

On behalf of our board of directors and all of our employees, I wish to thank you for your continued support.

Sincerely,



Dr. Sehat Sutardja
DR. SEHAT SUTARDJA
Chairman of the Board,
President and Chief Executive Officer

MARVELL TECHNOLOGY GROUP LTD.
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On June 26, 2013

The 2013 annual general meeting of shareholders of Marvell Technology Group Ltd., a Bermuda company, is scheduled to be held on June 26, 2013, at 4:00 p.m. Pacific time. The annual general meeting of shareholders (the "annual general meeting") will take place at the Network Meeting Center at Techmart, 5201 Great America Parkway, Santa Clara, California 95054.

The purposes of the annual general meeting are:

1. To elect five directors, who will hold office for a one-year term until the 2014 annual general meeting of shareholders or until their respective successors are duly elected;

2. To conduct an advisory (non-binding) vote to approve named executive officer compensation; and

3. To re-appoint PricewaterhouseCoopers LLP as our auditors and independent registered public accounting firm, and authorize the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014.

If any other matters properly come before the annual general meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

We will also lay before the meeting our audited financial statements for the fiscal year ended February 2, 2013 pursuant to the provisions of the Companies Act 1981 of Bermuda, as amended, and our Third Amended and Restated Bye-Laws.

The foregoing items of business are more fully described in the proxy statement accompanying this notice of annual general meeting. None of the proposals requires the approval of any other proposal to become effective.

We have established the close of business on April 29, 2013 as the record date for determining those shareholders entitled to notice of and to vote at the annual general meeting or any adjournment or postponement thereof. Only holders of common shares, par value $0.002 per share, as of the record date are entitled to notice of and to vote at the annual general meeting and any adjournment or postponement thereof. Execution of a proxy will not in any way affect your right to attend the annual general meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. If you attend the annual general meeting and vote in person, your proxy will not be used.

Your board of directors recommends that you vote ***FOR*** the board's nominees for Director, ***FOR*** the approval of our named executive officer compensation and ***FOR*** the approval of our auditors and independent registered public accounting firm.

Your attention is directed to the accompanying proxy statement. Whether or not you plan to attend the annual general meeting in person, it is important that your shares be represented and voted at the annual general meeting. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by mail, e-mail or that are provided via the Internet.

This notice incorporates the accompanying proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



Dr. Sehat Sutardja
DR. SEHAT SUTARDJA
Chairman of the Board of Directors,
President and Chief Executive Officer

Santa Clara, California
May 14, 2013

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TABLE OF CONTENTS

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MARVELL TECHNOLOGY GROUP LTD.
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 26, 2013

INTRODUCTION

These proxy materials are furnished in connection with the solicitation by the board of directors of Marvell Technology Group Ltd., a Bermuda company, of proxies for use at our 2013 annual general meeting of shareholders (referred to herein as the "annual general meeting" or the "meeting") scheduled to be held at 4:00 p.m. Pacific time on June 26, 2013 at the Network Meeting Center at Techmart, 5201 Great America Parkway, Santa Clara, California 95054.

INFORMATION REGARDING THE ANNUAL GENERAL MEETING

General

This proxy statement has information about the meeting and was prepared by our management for the board of directors of Marvell Technology Group Ltd. This proxy statement is being made available on or about May 15, 2013. Each member of our board of directors supports each action for which your vote is solicited.

Your board of directors asks you to appoint Sehat Sutardja, Ph.D., our Chairman, President and Chief Executive Officer, and Brad D. Feller, our Interim Chief Financial Officer, as your proxy holders to vote your shares at the meeting. You make this appointment by properly completing the enclosed proxy as described below. If appointed by you, your shares represented by a properly completed proxy received by us will be voted at the meeting in the manner specified therein or, if no instructions are marked on the proxy, your shares will be voted as described below. Although management does not know of any other matter to be acted upon at the meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the accompanying proxy card in the manner the proxy holders deem appropriate for any other matters that may properly come before the meeting.

We maintain our registered and business office in Bermuda at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our telephone number in Bermuda is (441) 296-6395.

Record Date and Shares Outstanding

The record date for the annual general meeting has been set as the close of business on April 29, 2013. Only shareholders of record as of such date will be entitled to notice of and to vote at the meeting. On the record date, there were 496,922,801 issued common shares, par value $0.002 per share ("common shares" or "shares"). Each issued common share is entitled to one vote on the proposals to be voted on at the meeting. Shares held as of the record date include common shares that are held directly in your name as the shareholder of record and those shares held for you as a beneficial owner through a broker, bank or other nominee.

In this proxy statement, we sometimes refer to our group holding company, Marvell Technology Group Ltd., as "we," "us," "our" or "Marvell." In this proxy statement, we refer to the fiscal year ended January 31, 2009 as fiscal 2009, the fiscal year ended January 30, 2010 as fiscal 2010, the fiscal year ended January 29, 2011 as fiscal 2011, the fiscal year ended January 28, 2012 as fiscal 2012, the fiscal year ended February 2, 2013 as fiscal 2013 and the fiscal year ending February 1, 2014 as fiscal 2014.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL GENERAL MEETING

Q: Why am I receiving these materials?

A: We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the 2013 annual general meeting of shareholders to be held at 4:00 p.m. Pacific time on June 26, 2013. These materials were first sent or given to shareholders on or about May 15, 2013. You are invited to attend the annual general meeting and are requested to vote on the proposals described in this proxy statement.

Q: What is included in these proxy materials?

A: These proxy materials include:

- Our proxy statement for the annual general meeting of shareholders
- A Shareholder Letter from our Chairman
- Our Annual Report on Form 10-K for the year ended February 2, 2013, dated March 29, 2013 and as filed with the U.S. Securities and Exchange Commission ("SEC")

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual general meeting.

Q: What proposals will be considered at the meeting?

A: The specific proposals to be considered and acted upon at the annual general meeting are summarized in the accompanying Notice of Annual General Meeting of Shareholders and include (1) the election of five directors, who will hold office for a one-year term until the 2014 annual general meeting of shareholders or until their successors are duly elected (see "Proposal No. 1: Election of Directors" at page 8 of this proxy statement); (2) an advisory (non-binding) vote to approve compensation of our named executive officers (see "Proposal No. 2: Advisory Vote to Approve Named Executive Officer Compensation" at page 53 of this proxy statement); and (3) the re-appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as our auditors and independent registered public accounting firm, and authorization of the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014 (see "Proposal No. 3: Re-appointment of Auditors and Independent Registered Public Accounting Firm, and Authorization of the Audit Committee to Fix Remuneration" at page 55 of this proxy statement).

If any other matters properly come before the meeting or any adjournment or postponement of the meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

In addition, in accordance with Section 84 of the Companies Act 1981 of Bermuda, as amended (the "Companies Act") and Bye-Law 73 of our Third Amended and Restated Bye-Laws (the "Bye-Laws"), our audited financial statements for the fiscal year ended February 2, 2013 will be presented at the annual general meeting. These statements have been approved by our board of directors. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the meeting.

Q: How does our board of directors recommend that I vote on the proposals?

A: At the annual general meeting, our board of directors unanimously recommends our shareholders vote:

1. **FOR** the election of five director nominees listed in Proposal No. 1, who will hold office for a one-year term until the 2014 annual general meeting of shareholders or until their respective successors are duly elected (see Proposal No. 1);

2. FOR the approval, on an advisory and non-binding basis, of named executive officer compensation, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures (see Proposal No. 2); and
3. FOR the re-appointment of PricewaterhouseCoopers as our auditors and independent registered public accounting firm, and authorization of the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014 (see Proposal No. 3).

If any other matters properly come before the annual general meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

Q: Why did I receive a one-page notice in the mail regarding Internet availability of proxy materials instead of a paper copy of proxy materials?

A: The SEC has adopted rules to allow proxy materials to be posted on the Internet and to provide only a Notice of Internet Availability of Proxy Materials to shareholders. We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners. All shareholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis. The Notice also instructs you on how to submit your proxy electronically over the Internet or by mail.

Q: How can I get electronic access to the proxy materials?

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the annual general meeting on the Internet; and
- Instruct us to send future proxy materials to you by email.

Our proxy materials are also available on our website at the investor relations page of our website at *www.marvell.com* or by going to *www.marvellproxy.com*.

Choosing to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual general meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q: Who can vote?

A: The record date for the annual general meeting has been set as the close of business on April 29, 2013. Only shareholders of record as of such date will be entitled to notice of and to vote at the meeting. On the record date, there were 496,922,801 common shares outstanding. Each share outstanding is entitled to one vote on the proposals to be voted on at the meeting. There is no cumulative voting in the election of directors. Shares held as of the record date include shares that are held directly in your name as the shareholder of record and those shares held for you as a beneficial owner through a broker, bank or other nominee.

Q: What should I do now to vote?

A: You may vote your shares either by voting in person at the meeting or by submitting a completed proxy. The meeting will take place on June 26, 2013. After carefully reading and considering the information contained in

this proxy statement, please follow the instructions as summarized below depending on whether you hold shares directly in your name as shareholder of record or you are the beneficial owner of shares held in "street name." Most of our shareholders hold their shares through a broker, bank or other nominee in "street name" rather than directly in their own name. As summarized below, there are some distinctions between the procedures for voting shares held of record and those owned beneficially.

Q: If I am a shareholder of record, how do I vote my shares?

A: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (the "Transfer Agent"), you are considered the shareholder of record with respect to those shares and the Notice was sent directly to you. There are four ways to vote:

- *In person.* If you are a shareholder of record, you may vote in person at the annual general meeting. We will provide you a ballot when you arrive.
- *Via the Internet.* You may submit your proxy via the Internet by following the instructions provided in the Notice.
- *By Telephone.* You may submit your proxy by calling the toll free number found on the proxy card.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may submit your proxy by filling out the proxy card and sending it back in the envelope provided.

Please be aware that if you issue a proxy or give voting instructions over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.

Q: If my shares are held in "street name" by my broker, bank or other nominee, how do I vote my shares?

A: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and the Notice will, subject to the terms made between you and the shareholder of record, be forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of submitting voting instructions over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

If your shares are held in street name, you may also vote your shares in person at the annual meeting. You must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the annual meeting. To be able to vote your shares held in street name at the annual meeting, you will need to obtain a proxy from the shareholder of record.

Q: What happens if I do not cast a vote?

A: Many of our shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of record — If you are a shareholder of record and you do not cast your vote or submit a proxy, no votes will be cast on your behalf on any of the items of business at the annual general meeting. However, if you sign and return the proxy card with no further instructions, the proxy holders will vote your shares in the manner recommended by our board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a

vote at the annual general meeting. With regard to Proposal No. 1 through Proposal No. 3, a shareholder may also abstain from voting. An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Abstention votes have the same effect as an "against" vote with respect to the election of directors (Proposal No. 1). Abstentions will have no effect on the outcome of the vote for all other proposals.

Beneficial owners — If you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the election of directors (Proposal No. 1) and approval of named executive officer compensation (Proposal No. 2). The term "broker non-vote" refers to shares held by a broker or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker or nominee is not instructed to vote on a particular proposal and does not have discretionary authority to vote on that proposal. Brokers and nominees do not have discretionary voting authority on certain non-routine matters and accordingly may not vote on such matters absent instructions from the beneficial holder. Thus, if you hold your shares in "street name" and you do not instruct your broker, bank or other nominee how to vote in the election of directors (Proposal No. 1) or with respect to votes related to named executive officer compensation (Proposal No. 2), no votes will be cast on your behalf.

The proposal at the annual general meeting to appoint PricewaterhouseCoopers as our auditors and independent registered public accounting firm, and authorize the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014 (Proposal No. 3) is considered a routine matter for which brokerage firms may vote unvoted shares. The election of directors (Proposal No. 1) and the proposal to approve on an advisory basis named executive officer compensation (Proposal No. 2) are not considered routine matters for which brokerage firms may vote unvoted shares and it is important to us that you affirmatively vote for Proposal No. 1 and Proposal No. 2.

Q: How are votes counted?

A: Each share will be entitled to one vote. There is no cumulative voting in the election of directors. All votes will be tabulated by the inspector of elections appointed for the meeting, who will count the votes, determine the existence of a quorum, validity of proxies and ballots, and certify the results of the voting.

Q: What if I plan to attend the meeting in person?

A: To help ensure your shares are voted, we recommend that you submit your proxy or voting instruction form anyway. If you are a shareholder of record, please bring a form of personal identification to be admitted to the meeting. If your shares are held in the name of your broker, bank or other nominee and you plan to attend the meeting, you must present proof of your beneficial ownership of those shares as of the record date, such as a bank or brokerage account statement or letter, together with a form of personal identification, to be admitted to the meeting.

Q: How can I change my instructions after I have submitted a proxy?

A: Subject to any rules your broker, bank or other nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual general meeting. You may submit another proxy on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the annual general meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the annual general meeting and voting in person.

Q: What if other matters come up at the meeting?

A: The matters described in this proxy statement are the only matters that we know will be voted on at the meeting. If any other matters properly come before the annual general meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

Q: What quorum is required for action at the meeting?

A: The presence in person of two or more persons representing in person or by proxy in excess of 50% of the total issued voting shares of Marvell throughout the meeting shall constitute a quorum at the meeting. Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient shares present for a quorum at the time of the annual general meeting, the meeting will stand adjourned for one week or otherwise as may be determined by our board of directors in accordance with the Bye-Laws in order to permit the further solicitation of proxies.

Q: What vote is required to approve each proposal?

A: Proposal No. 1: The nominees for director receiving the affirmative vote of a simple majority of the votes cast in person or by proxy at the annual general meeting will be elected as directors to serve until the next annual general meeting of shareholders or until their successors are duly elected. Abstention votes have the same effect as an "against" vote with respect to the election of directors and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Proposal No. 2: Our shareholders will have an advisory (non-binding) vote on named executive officer compensation as described in this proxy statement, which requires the affirmative vote of a simple majority of the votes cast in person or by proxy at the annual general meeting in order to be approved. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal. The vote is advisory and therefore not binding on our board of directors; however, our board of directors and the executive compensation committee (the "ECC") will consider the result of the vote when making future decisions regarding our executive compensation policies and practices.

Proposal No. 3: Appointment of PricewaterhouseCoopers as our auditors and independent registered public accounting firm, and authorization of the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm, in both cases for our fiscal year ending February 1, 2014, requires the affirmative vote of a simple majority of the votes cast in person or by proxy at the annual general meeting in order to be approved. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Q: Does any shareholder own a majority of our shares?

A: No.

Q: What does it mean if I receive more than one notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice, more than one e-mail or more than one paper copy of the proxy materials, it means that you have multiple accounts with brokers or the Transfer Agent. Please vote all of these shares. To instruct for all of your shares to be voted by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and do so for all shares represented by each Notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails). We encourage you to have all your shares registered in the same name and address. You may do this by contacting your broker or the Transfer Agent.

Q: May shareholders ask questions at the annual general meeting?

A: Yes. Representatives of Marvell will answer shareholders' questions of general interest following the formal agenda of the annual general meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

Q: Who is making and paying for this proxy solicitation?

A: This proxy is solicited on behalf of our board of directors. We will pay the cost of distributing this proxy statement and related materials. We have hired Georgeson Inc. to assist in the distribution of proxy materials and the solicitation of proxies for an initial fee estimated at $7,500, plus an additional fee per shareholder for shareholder solicitations. We will bear the cost of soliciting proxies. We will also reimburse brokers for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares or other persons for whom they hold shares. To the extent necessary in order to ensure sufficient representation at the meeting, we or our proxy solicitor may solicit the return of proxies by personal interview, mail, telephone, facsimile, Internet or other means of electronic transmission. The extent to which this will be necessary depends upon how promptly proxies are returned. We urge you to send in your proxy without delay.

Q: How can I find out the results of the voting at the annual general meeting?

A: Preliminary voting results will be announced at the meeting. Final voting results will be published in our Current Report on Form 8-K filed with the SEC within four business days of the meeting. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

Q: Whom should I call if I have questions about the annual general meeting?

A: You should contact either of the following:

Sukhi Nagesh
Vice President, Investor Relations
Marvell Semiconductor, Inc.
5488 Marvell Lane
Santa Clara, CA 95054
Fax: (408) 222-1917
Phone: (408) 222-8373

or

The proxy solicitor:

Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
Phone: (201) 222-4227

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act and Bye-Law 73 of the Bye-Laws, our audited financial statements for the fiscal year ended February 2, 2013 will be presented at the annual general meeting. These statements have been approved by our board of directors. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the meeting.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Nominees

The Bye-Laws provide for not less than two directors or such number in excess thereof as our board of directors may determine. The number of directors is currently fixed at six and there are currently six members serving on our board of directors. The nominating and governance committee and our board of directors have nominated five current members of our board of directors to stand for election at the annual general meeting of shareholders. If the current nominees are elected, we will have five members serving on our board of directors and the number of directors will be fixed at five. Previously, our board of directors was divided into three classes and served staggered three year terms. Beginning this year, all nominees elected as directors will serve one year terms until the next annual general meeting of shareholders. In the event any new nominees are appointed as directors after this annual general meeting, he or she will be required to stand for reelection at the next annual general meeting and each annual general meeting of shareholders thereafter. On April 19, 2013, Dr. Pantas Sutardja informed the board of directors that he had made a decision to not stand for re-election to the board of directors, such that his tenure as a director would conclude effective as of the date of our 2013 annual general meeting.

Our director nominees for the 2013 annual general meeting are Dr. Juergen Gromer, Dr. John G. Kassakian, Arturo Krueger, Dr. Sehat Sutardja and Dr. Randhir Thakur. Biographical information for the nominees can be found beginning on page 9 of this proxy statement. We have been advised that each of our nominees is willing to be named as such herein and each of the nominees is willing to serve as a director if elected. However, if one or more of Dr. Gromer, Dr. Kassakian, Mr. Krueger, Dr. Sehat Sutardja and/or Dr. Thakur should be unable to serve as director, the proxy holders may vote for a substitute nominee recommended by the nominating and governance committee and approved by our board of directors.

Board Recommendation and Required Vote

Our board of directors unanimously recommends that you vote FOR the nominees for director identified above.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby FOR the election of each such nominee. Assuming the presence of a quorum, the required vote is the affirmative vote of a simple majority of votes cast and entitled to vote at the annual general meeting. Abstentions are included in the calculation of votes cast and will have the same effect as an "against" vote with respect to the election of such director. Broker non-votes will be entirely excluded from the vote and will have no effect on the outcome. If the proposal for the appointment of a director nominee does not receive the required affirmative vote of a simple majority of the votes cast, then the director will not be appointed and the position on our board of directors that would have been filled by the director nominee will become vacant. Our board of directors has the ability to fill the vacancy upon the recommendation of the nominating and governance committee, in accordance with the Bye-Laws, with that director subject to election by our shareholders at the next following annual general meeting of shareholders.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Directors and Nominees

The following table sets forth information with respect to our directors, including each of our nominees, as of April 26, 2013. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that he should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our board of directors. To the extent applicable, we value their experience on other public company boards of directors and board committees.

Name of Director or Nominee	Age	Term Expires	Background
Sehat Sutardja, Ph.D.*	51	2013	Dr. Sehat Sutardja, one of our co-founders, has served as the President, Chief Executive Officer and Co-Chairman of our board of directors since our inception in 1995, and Chairman of our board of directors since 2003. Dr. Sehat Sutardja holds one private company directorship. Dr. Sehat Sutardja is widely regarded as one of the pioneers of the modern semiconductor age. His breakthrough designs and guiding vision have helped transform numerous industry segments, from data storage to the high performance, low power chips now driving the growing global markets for mobile computing and telephony. His lifetime passion for electronics began early; he became a certified radio repair technician at age 13 and electronics have been a major part of his life ever since. Dr. Sutardja has become an internationally-recognized proponent of new energy efficiency standards for consumer electronics. To that end, he has been working with the governments in both the U.S. and China to establish efficiency performance standards that could produce significant cost and carbon savings. Dr. Sehat Sutardja has been deeply involved in the daily challenges of running a global growth company for many years and participates heavily in our engineering and marketing efforts across analog, video processor and microprocessor design, while offering input across all of our other product lines. It is this understanding of our employees and products that have positioned him well to serve as our Chairman, President and Chief Executive Officer and as a director. Dr. Sehat Sutardja holds a BS in Electrical Engineering from Iowa State University, and a MS and Ph.D. in Electrical Engineering and Computer Science from the University of California at Berkeley. In 2006, Dr. Sehat Sutardja was recognized as the Inventor of the Year by the Silicon Valley Intellectual Property Law Association. Dr. Sehat Sutardja was elected as a Fellow to the IEEE in 2007 and holds over 260 U.S. patents. Dr. Sehat Sutardja is the brother of Dr. Pantas Sutardja who is a named executive officer.
Juergen Gromer, Ph.D. (1)(2)(3)*	68	2013	Dr. Juergen Gromer has served as a director since October 2007. Dr. Gromer is the retired President of Tyco Electronics Ltd., an electronics company, a position which he held from April 1999 until December 31, 2007. Dr. Gromer

Name of Director or Nominee	Age	Term Expires	Background
			formerly held senior management positions from 1983 to 1998 at AMP Incorporated (acquired by Tyco International in April 1999) including Senior Vice President of Worldwide Sales and Services, President of the Global Automotive Division, Vice President of Central and Eastern Europe and General Manager of AMP. Dr. Gromer has over 20 years of AMP and Tyco Electronics' experience, serving in a wide variety of regional and global assignments, which allows Dr. Gromer to provide important perspectives on issues facing a technology company. Dr. Gromer brings considerable directorial, financial, governance and global leadership experience to our board of directors, as he is currently serving on the boards of Tyco Electronics Ltd. (now called TE Connectivity Ltd.) and WABCO Holdings Inc., and previously served as a director of RWE Rhein Ruhr from 2000 to 2009. Dr. Gromer is also Chairman of the Board of the Society of Economic Development of the District Bergstrasse/Hessen, a member of the Advisory Board of Commerzbank and a director of the Board and Vice President of the American Chamber of Commerce in Germany. Dr. Gromer received his undergraduate degree and Ph.D. in Physics from the University of Stuttgart, Germany.
John G. Kassakian, Sc.D. (1)(2)(3)*	70	2013	Dr. John G. Kassakian has served as a director since July 2008. Dr. Kassakian has been a member of the faculty of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology ("MIT") since 1973 and has served as Director of the MIT Laboratory for Electromagnetic and Electronic Systems from 1991 to 2009. Dr. Kassakian is the founding President of the IEEE Power Electronics Society, a member of the National Academy of Engineering, and is the recipient of the IEEE Centennial Medal, the IEEE William E. Newell Award, the IEEE Power Electronics Society's Distinguished Service Award and the IEEE Millennium Medal. Dr. Kassakian's expertise in the semiconductor field and academic experience related to the technology sector makes Dr. Kassakian a valuable contributor to our board of directors. Dr. Kassakian holds S.B., S.M., E.E. and Sc.D. degrees from MIT.
Arturo Krueger (1)(2)(3)*	73	2013	Arturo Krueger has served as a director since August 2005 and as our lead independent director since April 2009. Mr. Krueger has more than 40 years of experience in the international semiconductor industry and acquired a wealth of experience in complex systems architecture, semiconductor design and development, operations, and international marketing, as well as general management of a large company. From 1964 to 1966 Mr. Krueger was employed with Control Data Corporation ("CDC") working

Name of Director or Nominee	Age	Term Expires	Background
			on the CDC's 6600 Super Computer. Afterward he joined Motorola SPS starting as Systems Engineer, moving up to international Design and R&D Management, Marketing and Operations. Starting in 1996 Mr. Krueger served as the director of the sector wide "Advanced Architectural and Design Automation Lab." Prior to his retirement in February 2001, Mr. Krueger was promoted to Corporate Vice President and General Manager of Motorola Corporation's Semiconductor Products Sector for Europe, Middle East and Africa. Since his retirement in February 2001, Mr. Krueger has been a consultant to automobile manufacturers and to semiconductor companies serving the automotive and telecommunication markets and serves on several advisory boards. Mr. Krueger brings a deep understanding of the modern semiconductor industry, the complex world of microelectronic systems design and architectures, and the financial aspects of running a large company. Mr. Krueger also brings considerable directorial and governance experience to our board of directors, as he is currently serving on the board of QuickLogic Corporation, a semiconductor company. Mr. Krueger holds a MS in Electrical Engineering from the Institute of Technology in Switzerland and has studied Advanced Computer Science at the University of Minnesota.
Dr. Randhir Thakur (1)(2)(3)*	50	2013	Dr. Randhir Thakur is executive vice president and general manager of the Silicon Systems Group at Applied Materials, Inc., which comprises the entire portfolio of semiconductor manufacturing systems at Applied Materials. In this role, Dr. Thakur is responsible for strengthening Applied Materials' leadership in its core wafer fabrication equipment markets. Since rejoining Applied Materials in May 2008, Dr. Thakur has served in various executive positions, including senior vice president and general manager of the Display and Thin Film Solar group, where he led the business offering manufacturing systems for flat panel displays, and Applied Materials' thin film solar products. From 2005 to May 2008, Dr. Thakur worked at SanDisk Corporation, a supplier of innovative flash memory data storage products, where he served as executive vice president of Technology and Fab Operations and head of Worldwide Operations. From 2000 to 2005, Dr. Thakur held a series of progressively advancing executive roles within various semiconductor product groups at Applied Materials, including group vice president and general manager of Front End Products. Prior to joining Applied Materials in 2000, Dr. Thakur served as chief technology officer and general manager at Steag Electronic Systems, and vice president of Research Development and Technology at AG Associates, and held various technical leadership positions at Micron Technology. Dr. Thakur

Name of Director or Nominee	Age	Term Expires	Background
			brings a wealth of experience in the semiconductor and consumer electronics industry, while helping to grow new markets and new products. We believe with his past and current experience in managing a large customer-focused and innovation-driven organization and various aspects of operations management and manufacturing, Dr. Thakur is well suited to serve on our board of directors. Dr. Thakur holds a BS with honors in Electronics and Telecommunications Engineering from the National Institute of Technology, Kurukshetra, India, a MS in Electrical Engineering from the University of Saskatchewan, Canada and a Ph.D. in Electrical Engineering from the University of Oklahoma. Dr. Thakur holds close to 300 patents and has published more than 200 papers.

* Nominee for election.

(1) Member of the nominating and governance committee.

(2) Member of the ECC.

(3) Member of the audit committee.

Except as noted above, there are no family relationships among any of our directors, nominees for director and executive officers.

Corporate Governance Guidelines and Practices, Board Leadership Structure, Risk Management, Meetings, Independence and Compensation of Directors

Corporate Governance Guidelines and Practices

Our board of directors has adopted a set of corporate governance guidelines and practices to establish a framework within which it will conduct its business. The corporate governance guidelines and practices can be found on our website at *www.marvell.com/investors/governance.jsp*. The corporate governance guidelines and practices were last revised on April 19, 2013. The corporate governance guidelines and practices provide, among other things, that:

- in the absence of a non-executive Chairman of the Board, our board of directors shall designate a lead independent director who, among other duties, is responsible for presiding over executive sessions of independent directors;
- a majority of the directors must be independent;
- our board of directors shall appoint all members of the board committees;
- the nominating and governance committee screens and recommends board candidates to our board of directors;
- the audit committee, ECC and nominating and governance committee must consist solely of independent directors; and
- the independent directors shall meet regularly in executive session without the presence of the non-independent directors or members of our management.

We also provide our directors annual training events on issues facing us and on subjects that would assist the directors in discharging their duties.

Our board of directors may modify the corporate governance guidelines and practices from time to time, as appropriate. Our independent directors have appointed Mr. Krueger to serve as the lead independent director for our board of directors. Mr. Krueger has served as our lead independent director since April 2009. The duties of the lead independent director are set forth as follows in our corporation governance guidelines and practices:

- develop the agenda for, and moderate executive sessions of, meetings of our independent directors;
- help promote good communication between the independent directors and the Chairman of the Board and/or the Chief Executive Officer;
- chair the meetings of our board of directors in the absence of the Chairman of the Board;
- make recommendations to the Chairman of the Board regarding the appropriate schedule of board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of our operations;
- jointly with the Chairman of the Board, set agendas for board meetings and make recommendations to the Chairman of the Board regarding the structure of board meetings;
- make recommendations to the Chairman of the Board in assessing the quality, quantity and timeliness of the flow of information from our management that is necessary for the independent directors to effectively and responsibly perform their duties; and
- coordinate with the nominating and governance committee and corporate counsel to promote a thorough annual self-assessment by our board of directors and its committees.

Board Leadership Structure

Our board of directors believes that our Chief Executive Officer is best situated to serve as Chairman of the Board, because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside the company and industry, while the Chief Executive Officer brings company-specific experience and expertise. Our board of directors believes that the combined role of Chairman of the Board and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and our board of directors, which are essential to effective governance. Our independent directors have appointed Mr. Krueger to serve as the lead independent director for our board of directors. The role of our lead independent director is described above.

One of the key responsibilities of our board of directors is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. Our board of directors believes the combined role of Chairman of the Board and Chief Executive Officer, together with an independent lead director, is in the best interest of shareholders because it provides the appropriate balance between strategy development and independent oversight of management.

Risk Management

Our board of directors has an active role, as a whole and also at the committee level, in overseeing management of our risks. Our board of directors regularly reviews information regarding our liquidity, intellectual property, significant litigation matters and operations, as well as the risks associated with each. Our ECC is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements as well as our compensation plans that generally apply to all employees. The audit committee oversees management of financial, legal and IT compliance risks as well as business continuity planning. The nominating and governance committee manages risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and

overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

During fiscal 2013, our board of directors received reports on the most important strategic issues and risks facing Marvell. In addition, our board of directors and its committees receive regular reports from our head of internal audit or other senior management regarding compliance with applicable risk related policies, procedures and limits.

We believe that our leadership structure supports the risk oversight function. As indicated above, certain important categories of risk are assigned to committees that review, evaluate and receive management reports on risk.

Meetings of our Board of Directors; Attendance

There were nine meetings of our board of directors in fiscal 2013, which included four in-person meetings at the U.S. headquarters of our U.S. operating subsidiary and one in-person meeting in Bermuda. Each director, other than Dr. Ta-lin Hsu, attended at least 75% of the total number of meetings of our board of directors and committees on which such director served. The independent directors met in executive sessions without the presence of the non-independent directors or members of our management at each of our five regularly scheduled in-person meetings. Our board of directors also formed a special committee with the authority to declare dividends that is made up of independent directors.

Although directors are encouraged to attend annual general meetings of shareholders, we do not have a formal policy requiring such attendance. None of our current independent directors attended the 2012 annual general meeting of shareholders.

Director Independence

Our board of directors has determined that, among the director nominees standing for election, each of Dr. Gromer, Dr. Kassakian, Mr. Krueger and Dr. Thakur are "independent" as such term is defined by the rules and regulations of the NASDAQ Stock Market ("Nasdaq") and the rules and regulations of the SEC. To be considered independent, our board of directors must affirmatively determine that neither the director, nor any member of his or her immediate family, has had any direct or indirect material relationship with us within the previous three years.

Our board of directors considered relationships, transactions and/or arrangements with each of the directors and concluded that none of the non-employee directors ("Outside Directors"), or any of his immediate family members, has or has had within the previous three years any relationship with us that would impair his independence.

Compensation of Directors

Cash Compensation

Directors who are also employees of Marvell do not receive any additional compensation for their services as directors. For a summary of the fiscal 2013 cash compensation paid to our Outside Directors, please see the Director Compensation Table below. Beginning in the third quarter of fiscal 2013, the cash compensation program changed for certain elements as set forth in the following table. The retainer fees are paid in quarterly installments in arrears, and are prorated as appropriate based upon the dates and capacities in which each individual Outside Director serves. Outside Directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at board of directors and committee meetings.

Cash Compensation Element	Cash Compensation Program for First Half of Fiscal 2013	Cash Compensation Program for Second Half of Fiscal 2013
Annual Retainer	$60,000	$60,000
Lead Independent Director	$30,000	$30,000
Audit Committee Chairmanship	$15,000	$25,000
Audit Committee Member	$10,000	$12,500
Executive Compensation Committee Chairmanship	$10,000	$20,000
Executive Compensation Committee Member	$ 6,500	$10,000
Nominating and Governance Committee Chairmanship	$10,000	$15,000
Nominating and Governance Committee Member	$ 6,500	$ 7,500

Equity Compensation

Each Outside Director is eligible to receive equity awards under the Amended and Restated 2007 Director Stock Incentive Plan ("2007 Director Plan"). Each Outside Director who is first elected or appointed at the annual general meeting of shareholders will be granted an option to purchase a number of common shares with an aggregate grant date fair value equal to $110,000 ("Annual Option Award") immediately following each annual general meeting of shareholders. In addition, each Outside Director who is first elected or appointed at the annual general meeting of shareholders will be granted a restricted stock unit ("RSU") award (the "Annual RSU Award") for a number of shares with an aggregate fair market value equal to $110,000 immediately following each annual general meeting of shareholders. The Annual Option Award and the Annual RSU Award each vest as to 100% of the shares on the earlier of the date of the next annual general meeting of shareholders or the one year anniversary of the date of grant. An Outside Director who is elected or appointed after an annual general meeting of shareholders will receive a pro rata stock option award and RSU award based on the number of quarters completed since the prior annual general meeting of shareholders. In no event shall any Outside Director be awarded in any calendar year an Annual Option Award or Annual RSU Award under the 2007 Director Plan for more than 25,000 shares and 10,000 shares, respectively.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining our board of directors or, for current members of our board directors, from the date of the most recent update to the stock ownership guidelines effective as of March 15, 2012, to own common shares that have a value equivalent to three times his or her annual cash retainer.

Director Compensation Table — Fiscal 2013

The following table details the total compensation paid to our Outside Directors in fiscal 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dr. Juergen Gromer	121,500	107,900	91,505	—	—	—	320,905
Dr. Ta-lin Hsu (5)	31,945	—	—	—	—	—	31,945
Dr. John G. Kassakian	83,532	107,900	91,505	—	—	—	282,937
Arturo Krueger	129,000	107,900	91,505	—	—	—	328,405
Dr. Randhir Thakur	39,498	107,900	91,505	—	—	—	238,903

(1) The dollar value of RSUs shown represents the grant date fair value calculated on the basis of the fair market value of the underlying common shares on the grant date, reduced for the expected dividend yield, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation" ("FASB ASC Topic 718") and without any adjustment for estimated forfeitures. The actual value that a director will realize on each RSU award will depend on the price per share of our common shares at the time shares underlying the RSUs are sold. There can be no assurance that the actual value realized by a director will be at or near the grant date fair value of the RSUs awarded. This number was calculated based on the maximum number of RSUs that could be granted pursuant to the Annual RSU Award on June 28, 2012, which is 10,000 RSUs under the 2007 Director Plan.

(2) The following table provides the number of shares subject to outstanding RSUs held at February 2, 2013 for each current Outside Director, as applicable:

Name	Total RSU Awards Outstanding (#)
Dr. Juergen Gromer	10,000
Dr. John G. Kassakian	10,000
Arturo Krueger	10,000
Dr. Randhir Thakur	10,000

(3) The dollar value of the options shown represents the estimated grant date fair value determined in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model, with no adjustment for estimated forfeitures. For a discussion of valuation assumptions used in the calculations, see Note 12 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Annual Report on Form 10-K for fiscal 2013. The actual value, if any, that a director may realize on each option will depend on the excess of the share price over the exercise price on the date the option is exercised and the shares underlying such option are sold. There is no assurance that the actual value realized by a director will be at or near the value estimated by the Black-Scholes model. This number was calculated based on the maximum number of stock options that could be granted pursuant to the Annual Option Award on June 28, 2012, which is an option to purchase up to 25,000 shares under the 2007 Director Plan.

(4) The following table provides the number of shares subject to outstanding options held at February 2, 2013 for each current Outside Director, as applicable:

Name	Total Option Awards Outstanding (#)
Dr. Juergen Gromer	120,000
Dr. John G. Kassakian	108,000
Arturo Krueger	182,000
Dr. Randhir Thakur	25,000

(5) Dr. Hsu's term as director concluded as of the 2012 annual general meeting of shareholders held on June 28, 2012.

Committees of our Board of Directors

Our board of directors has the following committees: the audit committee, the ECC and the nominating and governance committee. Our board of directors has adopted written charters for each of these committees, copies of which are available on our website at *www.marvell.com/investors/governance.jsp*. Each of the committee charters is reviewed annually by the respective committee, which may recommend appropriate changes for approval by our board of directors. Our board of directors has also formed a special committee of independent directors of the board that may approve dividends in accordance with Bermuda law.

Audit Committee

Composition: At the beginning of fiscal 2013, the audit committee was composed of Dr. Gromer (Chairman), Dr. Hsu and Mr. Krueger. On May 8, 2012, it was announced that Dr. Hsu had made a decision to resign from our board of directors and as a member of the audit committee effective as of the date of our 2012 annual general meeting. On May 8, 2012, Dr. Kassakian was appointed to the audit committee effective as of May 16, 2012. On March 21, 2013, Dr. Thakur was appointed to the audit committee.

Number of Meetings in Fiscal 2013: 11

Functions: The audit committee's responsibilities are generally to assist our board of directors in fulfilling its responsibility to oversee management's conduct of our accounting and financial reporting processes. The audit committee also, among other things, appoints our independent registered public accounting firm, oversees our internal audit function and the independent registered public accounting firm, reviews and discusses with management and our independent registered public accounting firm the adequacy and effectiveness of our internal control over financial reporting as reported by management. The audit committee meets quarterly and at such additional times as are necessary or advisable.

Date Charter Last Revised: April 19, 2013

Qualifications: Our board of directors has determined that each member of the audit committee meets the applicable independence and financial literacy requirements of Nasdaq and the SEC. Our board of directors has determined that Dr. Gromer is an "audit committee financial expert" as required by applicable Nasdaq and SEC rules.

Executive Compensation Committee

Composition: At the beginning of fiscal 2013, the ECC was composed of Dr. Gromer (Chairman), Dr. Hsu, Dr. Kassakian and Mr. Krueger. On May 8, 2012, it was announced that Dr. Ta-lin Hsu had made a decision to resign from our board of directors and as a member of the ECC effective as of the date of our 2012 annual general meeting. On March 21, 2013, Dr. Thakur was appointed to the ECC.

Number of Meetings in Fiscal 2013: 10

Functions: The ECC has the authority to approve salaries and bonuses and other compensation matters for our executive officers, is responsible for administering equity award programs for non-executive employees, reviews and recommends changes to our incentive compensation and other equity based plans and administers executive officer compensation within the terms of any of our applicable compensation plans.

The ECC or a subcommittee comprised of one director meets monthly to approve new hire and secondary equity grants. For more detail of our equity grant practices, please see "Executive Compensation — Other Considerations — Equity Grant Practices" below.

Date Charter Last Revised: April 19, 2013

Qualifications: Our board of directors has determined that each member of the ECC meets the applicable independence requirements of Nasdaq and the SEC. In addition, each member of the ECC is an "outside director" under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director" under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Nominating and Governance Committee

Composition: At the beginning of fiscal 2013, the nominating and governance committee was composed of Dr. Gromer, Dr. Kassakian and Mr. Krueger (Chairman). Upon his election the board of directors at the 2012 annual general meeting of shareholders, Dr. Thakur was appointed to the nominating and governance committee effective as of June 28, 2012.

Number of Meetings in Fiscal 2013: 6

Functions: The nominating and governance committee is responsible for developing and implementing policies and practices relating to corporate governance and practices, including reviewing and monitoring implementation of our corporate governance guidelines. The nominating and governance committee also makes recommendations to our board of directors regarding the

	size and composition of our board of directors and its committees and screens and recommends candidates for election to our board of directors. In addition, the nominating and governance committee reviews, ratifies and/or approves related party transactions. The nominating and governance committee also reviews periodically with the Chairman of the Board and the Chief Executive Officer the succession plans relating to positions held by executive officers.
Date Charter Last Revised:	April 19, 2013
Qualifications:	Our board of directors has determined that each member of the nominating and governance committee meets the applicable independence requirements of Nasdaq and the SEC.

Role of Compensation Consultants

Under its charter, the ECC has the authority to retain outside legal counsel and other advisors. Pursuant to that authority, the ECC retained Mercer as its independent compensation consultant in April 2009. The total amount of all fees paid to Mercer for services to the ECC in fiscal 2013 was $555,617.

During the fiscal year, management decided to retain Mercer and its MMC affiliates to provide services unrelated to executive compensation and the fees for these services was $143,006. These services unrelated to named executive officer compensation included:

- Review of global equity grant guidelines, including assessment of competitiveness, development of revised guidelines, and analysis of pay mix and share usage implications;
- Support in development of the LTI Choice alternative program for employees below the NEO level; and
- Benchmarking and leveling review of the Vice President population.

The ECC has retained Mercer to provide information, analyses and advice regarding executive compensation, as described below; however, the ECC makes all decisions regarding the compensation of our executive officers. The Mercer consultant who performs these services reports to the chairman of the ECC. In addition, the Mercer consultant attended meetings of the ECC during fiscal 2013, as requested by the Chairman of the ECC. Mercer provided the following services to us during fiscal 2013:

- Evaluated the competitive positioning of our named executive officers' base salaries, annual incentive and long-term incentive compensation relative to our peer companies to support fiscal 2013 decision-making;
- Advised on fiscal 2013 target award levels within the annual and long-term incentive program and, as needed, on actual compensation actions;
- Assessed the alignment of company compensation levels relative to our performance against our peer group and relative to the ECC's articulated compensation philosophy;
- Assessed whether our compensation programs might encourage inappropriate risk taking that could have a material adverse effect on us;
- Reviewed appropriateness of the peer group in terms of size, industry, business profile and talent market;

- Advised on the fiscal 2013 performance measures and performance targets for the annual and long-term incentive programs; and
- Assisted with the preparation of the "Compensation Discussion and Analysis" for this proxy statement.

Additional information concerning the compensation policies and objectives established by the ECC and the respective roles of our Chief Executive Officer and the compensation consultant in assisting with the determination of compensation for each of the executive officers named in the Summary Compensation Table, referred to in this proxy statement as our "named executive officers," is included under the heading "Executive Compensation."

Nominations for Election of Directors

The nominating and governance committee identifies, recruits and recommends to our board of directors, and our board of directors approves, director nominees for election at each annual general meeting of shareholders and new directors for election by our board of directors to fill vacancies that may arise. Under the Bye-Laws, any director appointed by our board of directors would need to be reappointed by shareholders at our next annual general meeting of shareholders.

The nominees for election at this annual general meeting were unanimously recommended and approved by the nominating and governance committee and our board of directors, respectively. The nominating and governance committee will consider proposals for nomination from shareholders that are made in writing to our Secretary at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda that are timely and that contain sufficient background information concerning the nominee to enable proper judgment to be made as to his or her qualifications. For general information regarding shareholder proposals and nominations, see "Future Shareholder Proposals and Nominations for the 2014 Annual General Meeting" on page 57.

Director Qualifications

The nominating and governance committee believes that the following specific, minimum qualifications must be met by a nominee for the position of director:

- the highest personal and professional ethics and integrity;
- the ability to work together with other directors, with full and open discussion and debate as an effective, collegial group;
- current knowledge and experience in our business or operations, or contacts in the community in which we do business and in the industries relevant to our business, or substantial business, financial or industry-related experience; and
- the willingness and ability to devote adequate time to our business.

We are required to have at least one member of our board of directors who meets the criteria for an "audit committee financial expert" as defined by Nasdaq and the SEC, and to have a majority of independent directors who meet the definition of "independent director" under applicable Nasdaq and SEC rules. We also believe it is appropriate for certain key members of management to participate as members of our board of directors. Other than the foregoing there are no stated minimum criteria for director nominees.

When making its determination whether a nominee is qualified for the position of director, the nominating and governance committee may also consider such other factors as it may deem are in the best interests of the company and its shareholders, such as the following qualities and skills:

- relationships that may affect the independence of the director or conflicts of interest that may affect the director's ability to discharge his or her duties;

- diversity of experience and background of the proposed director, including the need for financial, business, academic, public sector or other expertise on our board of directors or its committees; and
- the fit of the individual's skills and experience with those of the other directors and potential directors in comparison to the needs of the company.

When evaluating a candidate for nomination, the nominating and governance committee does not assign specific weight to any of these factors or believe that all of the criteria necessarily apply to every candidate.

Identifying and Evaluating Nominees for Director

The nominating and governance committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of our board of directors. Candidates considered for nomination to our board of directors may come from several sources, including current and former directors, professional search firms and shareholder nominations. It is the policy of the nominating and governance committee to solicit and consider annually recommendations for candidates to our board of directors from our shareholders who hold 5% or more of our outstanding common shares as of December 31 of each year and to review with such shareholders the nominating process and the results of their prior recommendations.

A shareholder seeking to recommend a prospective nominee for the nominating and governance committee's consideration should submit the candidate's name and qualifications to our Secretary at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The nominating and governance committee will consider candidates recommended by shareholders in the same manner as candidates recommended to the nominating and governance committee from other sources. Nominees for director are evaluated by the nominating and governance committee, which may retain the services of a professional search firm to assist them in identifying or evaluating potential nominees.

Shareholder Communications with our Board of Directors

At present, our Chairman and Chief Executive Officer is responsible for maintaining effective communications with our shareholders, customers, employees, communities, suppliers, creditors, governments and corporate partners. It is the policy of our board of directors that management speaks for the company. This policy does not preclude independent directors from meeting with shareholders, but management, where appropriate, should be present at such meetings.

Nonetheless, our board of directors has established a process for shareholders to send communications to our directors. If you wish to communicate with our board of directors or individual directors, you may send your communication in writing to: General Counsel, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. You must include your name and address in the written communication and indicate whether you are a shareholder of Marvell. The General Counsel (or other officer acting in such capacity) will compile all such communications and will forward them to the appropriate director or directors or committee of our board of directors based on the subject matter or to the director or directors to whom such communications is addressed.

EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The ECC for fiscal 2013 consisted of the following members: Dr. Gromer, Dr. Hsu (until his resignation on June 28, 2012), Dr. Kassakian and Mr. Krueger. None of the current or former members of the ECC who served during fiscal 2013 is a current or former officer or employee of us or our subsidiaries, or had any relationship with us not otherwise disclosed herein under applicable SEC rules. In addition, to our knowledge, there are no ECC interlocks between us and other entities, involving our executive officers or directors who serve as executive officers or directors of such other entities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding the compensation paid to the four named executive officers of Marvell Technology Group Ltd. during fiscal 2013, which ran from January 29, 2012 until February 2, 2013. During fiscal 2013, the named executive officers were:

- Dr. Sehat Sutardja, President, Chief Executive Officer and Chairman of the Board;
- Mr. Clyde R. Hosein, Chief Financial Officer and Secretary (through October 16, 2012);
- Mr. Brad Feller, Interim Chief Financial Officer (from October 16, 2012); and
- Dr. Pantas Sutardja, Vice President, Chief Technology Officer, Chief Research and Development Officer and Director.

The Chief Technology Officer (or "CTO") is the only executive in addition to the Chief Executive Officer (or "CEO") and Chief Financial Officer (or "CFO") who has the responsibility level and business impact to qualify as an executive officer.

During fiscal 2013, Mr. Feller, Vice President and Corporate Controller of Marvell Semiconductor, Inc. ("MSI"), was appointed Interim Chief Financial Officer of Marvell following the resignation of Mr. Hosein. Mr. Feller continues to serve as our Interim Chief Financial Officer while we continue to conduct a search for a new CFO.

Executive Summary

Our Business

We are a leading global semiconductor provider of high-performance application specific standard products. Our core strength of expertise is the development of complex System-on-a-Chip devices leveraging our extensive technology portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing and embedded ARM-based microprocessor integrated circuits. We develop platforms that we define as integrated hardware and software that incorporate digital computing technologies designed and configured to provide an optimal computing solution compared to individual components. Our broad product portfolio includes devices for data storage, enterprise-class Ethernet data switching, Ethernet physical-layer transceivers, handheld cellular, Ethernet-based wireless networking, personal area networking, Ethernet-based PC connectivity, control plane communications controllers, video-image processing and power management solutions.

Fiscal 2013 Business Highlights

Fiscal 2013 was a disappointing year for us. Within the storage end market, we experienced a decline in net revenue in our hard disk drive products due to a weaker PC market. Within our mobile end market, we saw a continued decline in net revenue from our leading North American handset customer due to continued competitive challenges that they face. In addition, later in the year, we endured product transitions within the TD-SCDMA market in China, which led to a reduction in our fourth fiscal quarter revenue. Our net revenue of $3.2 billion in fiscal 2013 was 7% lower compared to net revenue of $3.4 billion in fiscal 2012. Net income for fiscal 2013 was $306.6 million, or $0.54 per share, compared to net income of $615.1 million in fiscal 2012, or $0.99 per share.

Despite the difficult year, our financial position is strong and we remain committed to delivering shareholder value through our share repurchase and dividend programs.

- Our cash, cash equivalents and short-term investments were $1.9 billion at February 2, 2013 and we generated cash flow from operations of $729.0 million during fiscal 2013;
- In May 2012, we announced our first quarterly dividend of $0.06 per share. As a result, we paid cash dividends for a total of $98.8 million in fiscal 2013 and we recently announced another dividend of $0.06 per share to be paid during the first quarter of fiscal 2014; and
- We repurchased a total of 91.0 million of our common shares for $959.1 million in cash during fiscal 2013.

CEO Pay Against Company Performance

As discussed below under "Compensation Philosophy," a key element of Marvell's compensation programs is the explicit link between compensation and both overall business results and individual performance. Given the company performance described above, Marvell has made the following key decisions relating to fiscal 2013 and fiscal 2014 compensation of our CEO:

- No annual incentive payout for fiscal 2013 under Section 162(m) plan, and no discretionary bonus for fiscal 2013;
- No base salary increase for fiscal 2014;
- Challenging annual incentive goals for fiscal 2014, with corporate funding based on achievement of revenue and net operating margin objectives; and
- Target fiscal 2014 compensation is below the peer group median.

To further illustrate the alignment of our compensation program with business performance, with an emphasis on shareholder value creation, we considered the relationship between pay opportunity and realizable pay. While most of the required compensation disclosures discuss the awards that *may be earned,* realizable pay considers actual earnings based on performance. For this purpose, consider the following definitions:

- Pay opportunity means the sum of salary, target cash bonus opportunity for each fiscal year, the grant value of stock options granted in the year and the grant value of restricted stock units granted in the year; and
- Realizable pay means the sum of salary, actual cash bonus paid for each fiscal year, the current "in the money" value of stock options granted in the year and the current market value of restricted stock units granted in the year, assuming that shares underlying any vested restricted stock units are still held by the CEO, and that any vested stock options remain unexercised.

The following graph shows the pay opportunity and realizable pay of Dr. Sehat Sutardja, our President and CEO, for each of the fiscal years ended 2009, 2010, 2011, 2012 and 2013, and the correlation of the share price of our common shares on these dates.

The chart indicates that Dr. Sutardja's realizable pay during the past three years has been significantly lower than the pay opportunity value. This is because the largest portion of his compensation opportunity is provided in the form of equity-based long-term incentive awards, of which a majority has been in the form of stock options that have zero value if share price has not increased and/or other performance goals have not been met.

The impact of company performance on Dr. Sutardja's realizable pay highlights the compensation program alignment with shareholder interests. For purposes of the graph, realizable long-term incentive values are based on the last trading day of the fiscal year.

CEO Pay-for-Performance Chart



$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
CEO Pay
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
FYE Dividend-Adjusted Stock Price
FY2009
FY2010
FY2011
FY2012
FY2013
FYE Dividend-Adjusted Stock Price
Sutardja Realizable Pay
Sutardja Pay Opportunity

	FY2009	FY2010	FY2011	FY2012	FY2013
Dr. Sehat Sutardja Realizable Pay [1]	$1,930,743	$1,494,250	$ 4,811,196	$ 963,076	$ 2,752,000
Dr. Sehat Sutardja Pay Opportunity [2]	$1,962,699	$1,314,000	$10,683,022	$13,324,040	$13,916,750
FYE Dividend-Adjusted Stock Price	$ 7.29	$ 17.43	$ 19.16	$ 15.79	$ 9.51

(1) Realizable pay calculated as base salary + actual short-term incentive received + value of in-the-money equity awards as of February 1, 2013.

(2) Pay Opportunity calculated as base salary + target short-term incentive opportunity + grant date value of equity awards.

Consideration of "Say on Pay" Vote

We received less shareholder support for our fiscal 2012 executive compensation program than we had received for our fiscal 2011 program (73.6% versus 99.0%). We take shareholder feedback very seriously and to ensure that our compensation programs are aligned with good governance practices, we have maintained or introduced the following governance guidelines as part of our pay practices over the last few years:

- Stock ownership: Our executive team holds a significant stake in Marvell and we have strengthened our ownership guidelines. The CEO stock ownership guideline was increased to six times base salary and the definition of shares counted towards the guideline for all officers was amended to only include owned shares.

- Evergreen provisions: The evergreen provision in our Amended and Restated 1995 Stock Option Plan expired as of January 31, 2013. Even though we had the right, our board of directors declined to use the evergreen provision in the prior two fiscal years.
- Clawback: Our CEO and CFO are subject to a clawback policy that is in addition to that required by the Sarbanes-Oxley Act of 2002.
- Gross ups: We have no gross up provisions.
- Adopted 162(m) plan: We adopted incentive plan guidelines that are in accordance with Section 162(m) of the Code ("Section 162(m)").
- Independent Compensation Practices: Our compensation policy for our named executive officers is determined by our independent ECC, which is informed by an independent compensation advisory consultant.
- Insider Trading Policy: We have a "nonhedging" policy which means our employees, officers and directors may not engage in "short sales" of our securities or in trading market exchanged "derivative securities" tied to our securities.
- Effective Risk Management: We employ a strong risk management program with specific responsibilities assigned to management, the board of directors, and each committee of the board of directors.

Compensation Philosophy

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. Our primary business objective is to create long-term value for our shareholders. To achieve this objective, the executive compensation program is intended to achieve five primary objectives:

- **Market Competitive:** Provide a market-competitive level of total compensation opportunity that reflects the individual executive's role and ability to impact business performance.
- **Performance-Based:** Establish an explicit link between compensation and both overall business results and individual performance.
- **Long-Term Focused:** Promote a long-term focus for our named executive officers through incentive compensation.
- **Aligned with Shareholders:** Align the interests and objectives of our named executive officers and employees with furthering our growth and creating shareholder value.
- **Equity Stake:** Share the enterprise value created by our named executive officers and employees through distribution of equity to key employees.

The ECC believes that both the elements and level of fiscal 2013 compensation for executive officers is consistent with the five primary objectives contained in our compensation philosophy as well as the overall goal of emphasizing sustained share price growth. In particular, the ECC believes that the structure and level of our fiscal 2013 compensation is linked to our business performance.

Fiscal 2013 Compensation Principles

To support the objectives contained in our compensation philosophy, the ECC utilized the guiding principles set forth in the table below in the fiscal 2013 compensation decision-making process. In future years, the principles will be revised as needed to reflect changes in our performance level, business model and overall market conditions.

Compensation Philosophy		Fiscal 2013 Compensation Principles
Market Competitive		Cash compensation levels generally aligned between market 25th percentile and median, particularly in light of our relative size in relation to the revised peer group. Long-term incentive awards are designed to provide competitive total compensation opportunities for NEOs, but competitive levels of total compensation can only be realized based on company stock price growth.
Performance-Based		Annual incentive awards under the officer plan are intended to qualify under Section 162(m). Consistency of performance measures across the executive team, and between the executive team and the broader employee pool.
Long-term Focused		Majority of total compensation opportunity delivered through long-term incentive awards.
Aligned with Shareholders		Majority of long-term incentive opportunity in the form of stock options that only deliver value to employees based on stock price growth.
Equity Stake		Strong executive stock ownership guidelines and broad equity award participation.

Fiscal 2013 Peer Group Revision

During fiscal 2013, the ECC reviewed its pre-existing peer group for alignment with companies that are similar in revenue, industry segment and/or which compete with us for talent. The ECC utilized competitive market compensation data based on the practices of the revised peer group to guide fiscal 2013 pay decisions:

Peer Group for Fiscal 2013

Company	Status for Fiscal 2013 Peer Group
Adobe Systems Incorporated	New Peer
Advanced Micro Devices, Inc.	Remained Peer
Analog Devices, Inc.	New Peer
Broadcom Corporation	Remained Peer
Juniper Networks, Inc.	Remained Peer
LSI Corporation	New Peer
NetApp, Inc.	Remained Peer
NVIDIA Corporation	Remained Peer
QUALCOMM Incorporated	Remained Peer
Texas Instruments, Inc.	Remained Peer
Xilinx, Inc.	New Peer
Atheros Communications, Inc.	Removed
SanDisk Corporation	Removed

Description of Fiscal 2013 Peer Group

- Consists of semiconductor companies and other similarly-sized companies in the technology industry the ECC believed to be generally comparable to us in terms of revenue, EBITDA margin and market value.
- Includes companies that the ECC recognizes are similar to us in terms of industry segment and/or which compete with us for talent.
- The ECC believed that this peer group is useful for calibrating compensation levels, corporate performance, and appropriate performance metrics.

Fiscal 2012 Peers Removed from Peer Group

- The ECC believed that removal of these peers is appropriate due to changes in ownership structure (Atheros) and comparability from a business perspective (SanDisk).

Overall Process

After establishing the principles and amending the peer group as outlined above, the ECC then determined the amount of each compensation element for the named executive officers in a two-step process, as follows:

Work Step	Description
1. Evaluate each element of compensation separately	Ensure that each component of compensation meets the desired objectives for that element (i.e., base salary, target annual incentive and equity awards).
2. Review the value of the total compensation package to ensure consistency and appropriateness	Ensure that: • In aggregate, the total value of the compensation package is reasonable when compared against the peer group; and • Compensation is consistent with market practices and all decisions are based on the judgment of the members of the ECC.

As a starting point, the ECC reviewed competitive compensation market data collected and analyzed by Mercer from the compensation peer group described above. The compensation data represented the most recently available data at the conclusion of calendar year 2011.

Key Elements of Compensation for Fiscal 2013

Fiscal 2013 Salaries

Following the year-end assessment of named executive officer and company performance and a review of named executive officer compensation relative to our peer companies, the ECC approved named executive officer salary increases for fiscal 2013 ranging from 2.2% to 6.3% of salary. All resulting fiscal 2013 named executive officer salaries were below the median of peer company salary data (as available at the time that the ECC approved our fiscal 2013 compensation programs). Mr. Feller was not a named executive officer at the time of the assessment of fiscal 2013 named executive officer salaries. The table below reflects Mr. Feller's fiscal 2013 salary for his role as Controller of MSI, which was not originally determined by the ECC. However, the ECC did ratify the salary upon Mr. Feller assuming the role of Interim CFO.

Executive	Fiscal 2013 Base Salary	Fiscal 2012 Base Salary	Fiscal 2013 % Increase
Dr. Sehat Sutardja	$850,000	$800,000	6.3%
Mr. Clyde R. Hosein ...	$480,000	$468,000	2.6%
Mr. Brad Feller[1]	$274,010	$265,000	3.4%
Dr. Pantas Sutardja	$425,000	$416,000	2.2%

(1) At the time of Mr. Feller's initial appointment as Interim CFO, Mr. Feller did not receive a salary increase to reflect his additional responsibilities. Following the conclusion of fiscal 2013, Mr. Feller was awarded an annualized supplemental salary increase of $50,000 retroactive to October 16, 2012 in recognition of his service as Interim CFO for an annualized base salary of $324,010 for the period between October 16, 2012 and April 1, 2013. This increase is reflected in the Summary Compensation Table disclosure. The $50,000 annualized supplemental salary increase will continue until conclusion of his service as Interim CFO but not be included for purposes of bonus calculation.

Fiscal 2013 Annual Incentive Plan

The fiscal 2013 annual incentive plan for officers was funded based on a combination of revenue and operating margin. The funding amount varied based on the achievement of goals at threshold, target and maximum. The funding formula was a pre-established, objective formula, and the fiscal 2013 incentive plan is intended to qualify under Section 162(m).

Level of Achievement	Revenue ($M)	Net Operating Profit ($M)	Net Operating Margin
Threshold	$3,000	$ 450	15%
Minimum	$3,525	$ 740	21%
Target	$3,882	$ 893	23%
Maximum	$4,333	$1,127	26%

After the annual funding level is determined, the ECC has full discretion to reduce payouts based on achievement of other quantitative and qualitative performance objectives. (A reduced payout to one participant cannot increase the payout to another participant.) The target and maximum amount of awards payable for each of our named executive officers is set forth in the table below.

Executive	Fiscal 2013 Base Salary	Target Annual Incentive Opportunity (% of Base Salary)	Annual Incentive Leverage as % of Target Opportunity [1]			Actual Fiscal 2013 Annual Incentive Payout (% of Target)
			Threshold Performance	Target Performance	Maximum Performance	
Dr. Sehat Sutardja	$850,000	$1,275,000 (150%)	0%	100%	200%	0%
Mr. Clyde R. Hosein	$480,000	$ 384,000 (80%)	0%	100%	200%	0%
Dr. Pantas Sutardja	$425,000	$ 212,500 (50%)	0%	100%	200%	0%

(1) Annual incentive payout is calculated using a straight line interpolation for performance between threshold and target or between target and maximum.

For fiscal 2013, achievement of operating margin goals resulted in funding of the executive officer Section 162(m) annual incentive plan at 25% of target. However, in light of the fiscal 2013 performance summarized in the section titled "Fiscal 2013 Business Highlights," the ECC exercised its negative discretion and determined not to pay any annual incentive awards under the Section 162(m) annual incentive plan.

Mr. Feller is not included in the above table because he was not a participant in the fiscal 2013 Section 162(m) annual incentive plan as he was not a named executive officer at the time the plan goals were determined. Based on consideration of his overall individual performance, including his contributions related to the additional responsibilities assumed as Interim CFO, he received a bonus payout equal to $40,000.

Fiscal 2013 Long-Term Incentive Awards

Marvell's compensation packages are designed to ensure that a substantial portion of named executive officer compensation is linked to incentivizing and rewarding the increase of our market capitalization through sustained share price growth. For fiscal 2013, the ECC decided to accomplish this objective by granting stock options as the primary equity award vehicle. Given that the fiscal 2012 equity awards were entirely in the form of stock options, including a majority with a substantial share price target vesting goal as described below, the ECC determined that it was appropriate for fiscal 2013 equity awards to also include a component of RSUs. In making the decision to not grant performance-based awards in fiscal 2013, the ECC also noted that a substantial portion (59%) of the named executive officer's unvested outstanding equity at the end of fiscal 2012 consisted of performance-based awards.

Therefore, for fiscal 2013, named executive officers received two different equity vehicles:

- Stock options that have a ten-year term and vest in equal installments over four years; and
- RSUs that vest in equal installments over four years.

Each of the foregoing stock option and RSU awards were made pursuant to the 1995 Stock Plan and were granted on April 21, 2012 (which was a Saturday). The exercise price of each stock option award is equal to $15.20, the closing price of our common shares as reported on the NASDAQ Global Select Market on April 20, 2012.

The table below provides the number of shares underlying the equity awards granted on April 21, 2012:

Executive	RSUs		Stock Options		
	Number	Grant Date Value	Number	Grant Date Value	Total Value
Dr. Sehat Sutardja	200,000	$3,040,000	1,500,000	$8,751,750	$11,791,750
Mr. Clyde R. Hosein	53,000	$ 805,600	340,000	$1,983,730	$ 2,789,330
Mr. Brad Feller	0	$ 0	112,500	$ 656,381	$ 656,381
Dr. Pantas Sutardja	42,000	$ 638,400	340,000	$1,983,730	$ 2,622,130

	Marvell
Methodology	Black-Scholes
Grant Date	April 21, 2012
Exercise Price/FMV	$ 15.20
Volatility	43.8%
Expected Term	4.83 years
Dividend Yield	0%
Valuation	$ 5.83
Valuation of 1,500,000 Options	$ 8,751,750

The ECC positioned the long-term incentive plan such that the market positioning of the fiscal 2013 officer compensation packages would be consistent with the compensation philosophy and compensation principles discussed above. The table below presents the resulting positioning of fiscal 2013 compensation for our named executive officers using two methodologies:

(i) As a percentage of the median (50th percentile) of competitive compensation data collected for the fiscal 2013 peer group companies; and

(ii) As the percentile rank relative to competitive compensation data collected for the fiscal 2013 peer group companies.

The value attributed to the equity awards is equal to the grant date accounting value of the awards. The named executive officer competitive compensation positioning is relative to publicly disclosed compensation information for the fiscal 2013 peer group companies as available at the time that the ECC approved our fiscal 2013 compensation programs, and therefore reflects historical not current year compensation. For purposes of the table below, "AIP" means Annual Incentive Plan, "LTI" means Long-Term Incentive.

Pay Element	Performance Assumption	As a % of Median of 2013 Peer Group Companies			Percentile Rank Relative to 2013 Peer Group Companies		
		Dr. Sehat Sutardja	Mr. Clyde Hosein	Dr. Pantas Sutardja	Dr. Sehat Sutardja	Mr. Clyde Hosein	Dr. Pantas Sutardja
Salary	—	99%	92%	94%	46%ile	37%ile	25%ile
Total Cash Compensation (Salary + AIP)	Target AIP Payout	107%	82%	79%	63%ile	33%ile	<25%ile
Total Cash Compensation (Salary + AIP)	Maximum AIP Payout	172%	119%	105%	>75%ile	>75%ile	53%ile
Total Direct Compensation (Salary + AIP + LTI)	Target AIP Payout	135%	131%	115%	>75%ile	69%ile	73%ile
Total Direct Compensation (Salary + AIP + LTI)	Maximum AIP Payout	147%	144%	122%	>75%ile	>75%ile	>75%ile

Mr. Feller was not a named executive officer when the ECC initially determined fiscal 2013 named executive officer compensation; however, the ECC ratified his compensation (which was not changed from his compensation prior to becoming Interim CFO) after he assumed the role of Interim CFO.

Outstanding Performance-Based Awards

Prior to fiscal 2011, performance awards were granted in the form of stock options; for fiscal 2011, performance awards were granted in the form of RSUs which were subject to a two-year performance period and are no longer outstanding; for fiscal 2012, performance awards were granted in the form of market-based stock options; for fiscal 2013, no performance-based awards were issued to the named executive officers, as was the case in fiscal 2010.

The table below provides detailed information regarding outstanding performance-based awards by executive grant, including vesting conditions and number of shares vesting based on fiscal 2013 performance.

Executive	Fiscal Year of Grant	Total Number of Shares (options or RSUs) Granted in Grant Year (#)	Target Number of Shares That Could Have Vested For Fiscal 2013 Performance Period (#)	Performance Measure	Vesting Conditions	Actual Number of Shares Vested For Fiscal 2013 Performance Period (#)
Dr. Sehat Sutardja	2012	1,400,000 (options)	0	Share Price	Share price equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary; service through April 1, 2013	0
	2009	390,000 (options)	292,500	Relative Operating Margin	Operating margin is at or above the 60th percentile of a Performance Peer Group (listed below)	0
Mr. Clyde R. Hosein[1]	2012	300,000 (options)	0	Share price	Share price equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary; service through April 1, 2013	0
	2009	200,000 (options)	40,000	EPS	EPS of $1.28 or more (2x baseline EPS for 12 months ended May 2009)	0
Mr. Brad Feller	2012	50,000 (options)	0	Share Price	Share price equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary; service through April 1, 2013	0
Dr. Pantas Sutardja	2012	300,000 (options)	0	Share Price	Share price equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary; service through April 1, 2013	0

(1) Mr. Hosein's outstanding equity was canceled in fiscal 2013 due to his decision to resign from his role as Chief Financial Officer.

Share Price

Performance-based stock options have a ten-year term and vest contingent on the achievement of a stringent average stock price hurdle before April 29, 2016. If the closing price of our common shares as reported by the NASDAQ Global Select Market equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary of the date of grant (the "Trigger Event"), then 100% of the shares subject to the option will vest on the date of the Trigger Event, subject to continued service through both the date of the Trigger Event and April 1, 2013. Each of the performance-based stock options will immediately expire if the Trigger Event does not occur prior to the 5th anniversary of the date of grant.

Relative Operating Margin

Pursuant to the terms of the grant made to Dr. Sehat Sutardja, the 2009 performance-based stock option will vest based on our Modified GAAP Operating Margin (defined below) as measured over five annual performance periods. In each of the first four annual performance periods, beginning with fiscal 2010 and ending with fiscal 2013, 25% of the option shares (or 97,500 shares), may vest depending on actual performance as measured against the following performance objectives:

- Full vesting of an annual tranche occurs if, for each annual performance period, the Modified GAAP Operating Margin (defined below) for such fiscal year is equal to or greater than the 60th percentile of the comparably calculated operating margin for the four consecutive fiscal quarters ending on or before our fiscal year end for the companies in our "Performance Peer Group" (listed below). If we do not meet the Modified GAAP Operating Margin (defined below) target for any annual performance period, then the option shares otherwise eligible for vesting in such period are to be carried forward to the next performance period and aggregated with the option shares eligible to vest during that period and may vest upon achievement of the subsequent year's performance objectives. For purposes of this performance-based stock option, the Performance Peer Group consists of Altera Corporation, Analog Devices, Inc., Broadcom Corporation, LSI Corporation, Micron Technology, Inc., National Semiconductor Corporation, NVIDIA Corporation, SanDisk Corporation, UTStarcom, Inc. and Xilinx, Inc. If there are less than eight companies remaining in the Performance Peer Group for any performance period, the Performance Peer Group will be expanded to include all of the U.S.-based publicly traded companies in the Philadelphia Stock Exchange's Semiconductor Index at that point in time; and
- If, at the end of fiscal 2013, any option shares remain unvested, then such option shares may vest in a final annual performance period covering fiscal 2014 if the Modified GAAP Operating Margin for such fiscal year is equal to or greater than the 60th percentile of the comparably calculated operating margin for the four consecutive fiscal quarters ending on or before our fiscal year-end for the companies in our "Performance Peer Group."

For purposes of this performance-based stock option award, "Modified GAAP Operating Margin" with respect to a company shall mean its operating margin determined by adjusting operating margin calculated under generally accepted accounting principles ("GAAP") to exclude the impact of (i) non-cash stock-based compensation charges recognized under FASB ASC Topic 718 and (ii) non-cash acquisition-related charges, including intangible amortization and in-process research and development charges.

EPS

Mr. Hosein's performance-based stock option award granted in connection with the commencement of his employment in fiscal 2009 vests upon our achievement of non-GAAP earnings per share ("EPS") equaling or exceeding 200% of the baseline EPS. Performance is measured over six one-year performance periods with the first performance period beginning with the first fiscal quarter after Mr. Hosein commenced employment. For the first five performance periods, 20% of the option shares plus any option shares that did not vest in a prior

performance period will vest if our actual non-GAAP EPS equal or exceed 200% of the baseline. In the sixth performance period, any option shares that did not vest in a prior performance period will vest if our actual pro forma EPS equals or exceeds 200% of the baseline. Non-GAAP EPS excludes the effect of stock-based compensation, amortization of acquired intangible assets, acquisition-related costs, restructuring costs, and certain one-time expenses and benefits. Baseline EPS equals the non-GAAP EPS for the four fiscal quarters immediately preceding the fiscal quarter of Mr. Hosein's commencement of employment, which was $1.28 per share. Mr. Hosein's performance-based stock option award was canceled upon his resignation as Chief Financial Officer in October 2012.

Actual Performance and Vesting

During fiscal 2013, we measured the financial performance associated with each named executive officer's respective stock option awards and determined the number of stock options that vest for the fiscal 2013 performance period based on each grant. For a reconciliation of non-GAAP operating margin and Modified GAAP Operating Margin, please see Annex A to this proxy statement.

- The Trigger Event for the performance-based stock options that have a ten-year term and vest contingent on the achievement of a stringent average stock price has not been met;
- In the case of the fiscal 2009 performance-based option award for Dr. Sehat Sutardja, the Modified GAAP Operating Margin performance (15.1%) was not equal to or greater than the 60th percentile of the comparably calculated peer group operating margin for the four consecutive fiscal quarters ending before our fiscal year. As a result, the tranche did not vest and will roll forward to fiscal 2014; and
- In the case of the performance-based option granted to Mr. Hosein in fiscal 2009, the target EPS per the option agreement was $1.28, and actual pro forma EPS for the four quarters ended July 30, 2010 was $1.08 per share. As a result, the performance target was not met.

Benefits

Our named executive officers are eligible to participate in our life, health and welfare benefit programs and our tax-qualified Section 401(k) plan. They participate in these plans on the same terms and conditions as our other salaried employees. Beginning in January 2011, the employees' contributions are matched dollar for dollar up to a maximum of $500 for each quarter of the calendar year.

We also offer all employees, including our named executive officers, the ability to purchase our common shares at a discount under our 2000 Employee Stock Purchase Plan, as amended and restated (the "ESPP"). Employees who own more than 5% of our stock may not participate in the ESPP, so Dr. Sehat Sutardja and Dr. Pantas Sutardja are not eligible to participate in the ESPP. Except as described in the following paragraph, named executive officers did not receive any employee benefits or perquisites in fiscal 2013 other than the employee benefits and perquisites provided to all employees.

The ECC has approved a formal policy for personal use of our corporate jet. This policy permits personal use of our corporate jet only by Dr. Sehat Sutardja, as our President and Chief Executive Officer. Dr. Sehat Sutardja may use our jet for three personal round trip flights annually. Any additional personal use of our corporate jet by Dr. Sehat Sutardja requires the approval of the ECC. For purposes of the three round trip limitation, a multi-stop trip will be considered one round trip flight. Dr. Sehat Sutardja may be accompanied by his family and friends and any persons involved in a charitable interest of Dr. Sehat Sutardja or he may permit any of these people to use the jet in his place within the guidelines. During fiscal 2013, Dr. Sehat Sutardja did not make use of the jet for any personal flights.

Other Considerations

Risk Considerations

During fiscal year 2013, the ECC requested of Mercer, and later discussed with management, an assessment of our compensation programs for (i) the named executive officers, (ii) the broad-based population and (iii) sales

professionals. The purpose of the review was to determine whether such programs might encourage inappropriate risk taking that could result in a material adverse effect. Mercer, with the help of management, reviewed these programs considering:

- Pay mix;
- Caps on incentive pay;
- Performance measures;
- Funding mechanisms; and
- Plan governance.

The annual risk assessment specifically noted that:

- Our emphasis on long-term incentives for named executive officers, as described above, minimizes large windfalls based on short-term performance;
- As discussed elsewhere, annual incentives are paid pursuant to fixed, pre-established financial and strategic objectives, consistent with the requirements of Section 162(m);
- Drs. Sehat and Pantas Sutardja collectively owned approximately 20% of our outstanding common shares as of April 1, 2013. This strongly aligns the financial interests of the two executives with that of shareholders. We have executive stock ownership guidelines that apply to all named executive officers and, in general, strong corporate governance features that provide protection against possible windfall payouts to the named executive officers;
- Broad-based incentive plans do not provide any incentive for material short-term risk taking. They contain individual caps with manager and Chief Executive Officer approval required, thus mitigating the opportunity for windfall payouts; and contain three layers of performance measures, thus mitigating the ability to impact short-term results by excessive risk taking. The analysis did note that the funding design of the broad-based plan could potentially result in maximum funding for very high revenue growth at marginally above-threshold operating margin numbers. However, Mercer and management believed that this might constitute a material risk only in very extreme circumstances; and
- Sales incentive plans emphasized moderate levels of annual bonuses, thus reducing the incentive for sales personnel to focus on sales that might have an adverse effect on us. Mercer did note that sales plans were uncapped, but also noted that managers have discretion to allocate awards, thus lessening the opportunity for participants to receive highly leveraged annual cash awards. Mercer also found that because commissions are not based on individual volume or revenue, there is little incentive for sales personnel to undercut our pricing. Additionally, pricing responsibility does not rest with the sales personnel.

Based on such assessment, the ECC concluded that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us.

Employment Agreements

We do not have any employment, change-in-control, or severance agreements or arrangements with any of our named executive officers. This enables us to terminate their employment with flexibility as to the terms of any severance arrangement.

We entered into an employment agreement with Mr. Hosein in fiscal 2009 as a necessary inducement for his acceptance of his position with us, including provisions for his severance and change-in-control severance benefits. The terms of the employment agreement were determined based on negotiations between our board of

directors and Dr. Sehat Sutardja, who received input from the ECC. The ECC reviewed market data at the time of the negotiations to better understand the market range for the various compensation elements, but the market data was used to primarily contrast the negotiated compensation with current competitive practice. For a further description of Mr. Hosein's employment agreement, see the section entitled "Employment Contracts and Change-in-Control Arrangements" below.

Equity Grant Practices

Our board of directors has adopted a policy with respect to our stock option grant practices. Our current policy covers, among other things, the following:

All stock option grants must have an exercise price per share no less than the per share fair market value of our common shares on the date of grant, as determined under the appropriate U.S. financial accounting rules and the applicable rules and regulations under the U.S. securities laws.

The ECC or a subcommittee thereof has the authority to approve equity grants to employees, provided that only the ECC (and not a subcommittee) may approve equity grants to our executive officers.

Equity grants to newly hired employees are made monthly during regularly scheduled ECC or subcommittee meetings. An equity award proposal is generally prepared for consideration by the second month following the month of the new employees' date of hire. These awards may only be made by the ECC or a subcommittee of the ECC, and are typically based upon the recommendation of the Chief Executive Officer. It is Marvell's policy for equity grants to newly hired employees to vest over five years.

Annual focal equity grants to employees are generally made after the annual performance review process is completed and are scheduled to be made no later than the last Friday of our fiscal month in April in each calendar year, provided that such grants shall not be made during any period of time commencing with the last day of a fiscal quarter and ending with the first full trading day following our earnings release for such quarter. If focal awards have not been granted by the last Friday of the fiscal month of April, then focal awards are to be granted during an 'open window' as set forth in our insider trading policy. Other than with respect to annual focal equity grants, grants to named executive officers must be made during an 'open window.' It is Marvell's policy for focal grants to vest over four years.

Management regularly reviews share usage (run rate), potential dilution and total cost of equity grants with the ECC, relative to internal and external benchmarks, to ensure that share usage is carefully and appropriately managed. The table below shows the company run rate for the three most recent fiscal years (all shares granted are in thousands):

	Share-Based Run Rate (All Stock Options and RSUs Granted)		Stock Option Equivalent Based Run Rate (2:1 Option to Full Value Share Conversion)	
Fiscal Year	# Granted	% Average Common Shares Outstanding	# Stock Option Equivalents	% Average Common Shares Outstanding
2013	14,411	2.83%	21,781	4.28%
2012	13,503	2.22%	20,380	3.35%
2011	6,736	1.04%	11,454	1.77%
2010	1,897	0.30%	1,975	0.32%

Policy Concerning Recoupment of CEO and CFO Bonuses Following Restatements

In the event of a restatement of our financial results, where a bonus was paid to the CEO and/or the CFO based on financial results that were subject to the restatement and there is finding by a majority of the

disinterested members of our board of directors at the time of the restatement that the restatement was due, in whole or in part, to the gross recklessness or intentional misconduct of either the CEO or CFO, respectively, our board of directors shall review all such bonuses for the period(s) in which the results were restated. If such bonuses would have been lower had they been calculated based on the restated results, our board of directors will, to the extent permitted under applicable law, seek to recoup for the benefit to us of all such bonuses paid to the CEO and/or CFO, as applicable. This policy shall apply in addition to any right of recoupment against the CEO and the CFO under Section 304 of the Sarbanes-Oxley Act of 2002.

Stock Ownership Guidelines for Executive Officers

Our board of directors has established equity ownership guidelines for our executive officers designed to encourage long-term stock ownership and more closely link their interests with those of our other shareholders. These guidelines were amended in March 2012 to provide that, within a five-year period, executive officers should have actual ownership of common shares equal in value to six times the annual base salary for the CEO and two times their respective annual base salary for the other named executive officers. Our board of directors reviews progress against these guidelines annually and updates them as appropriate. Each of our named executive officers had either satisfied these ownership guidelines or had time remaining to do so as of April 26, 2013.

Role of Consultants

The ECC engages executive compensation consulting firms to provide advice and market data relating to executive compensation. Such compensation consulting firms serve at the discretion of the ECC. In fiscal 2013, the ECC engaged Mercer. Mercer serves at the discretion of the ECC to provide analysis, advice and guidance with respect to compensation.

During fiscal year 2013, the SEC issued new rules under the Dodd-Frank Act concerning compensation consultant independence. Under these rules the ECC must determine whether any work completed by a compensation consultant raised any conflict of interest after taking into account six independence-related factors. The ECC has reviewed these six factors in their totality as they apply to Mercer and determined that no conflict of interest exists.

Tax Considerations

Section 162(m) places a $1 million limit on the amount of compensation we can deduct in any one year for compensation paid to the chief executive officer and other named executive officers employed by us at the end of the year (other than our chief financial officer). The ECC considers the potential effects of Section 162(m) on the compensation paid to our named executive officers.

We have determined that, for fiscal 2013, the compensation earned by each of our named executive officers is deductible by us under Section 162(m), except for a portion of the compensation earned by Dr. Sehat Sutardja that was in excess of $1 million.

While we cannot predict how the $1 million deduction limit may impact our executive compensation program in future years, the ECC intends to maintain an approach to executive compensation that strongly links pay to performance. While the ECC had not adopted a formal policy regarding the tax deductibility of the compensation paid to Dr. Sehat Sutardja and our other named executive officers for 2013, the ECC intends to review the tax deductibility under Section 162(m) of executive compensation. However, the ECC may, in its judgment, authorize and pay compensation that does not satisfy the requirements of this or any of the other exemptions to the $1 million deduction limit when it believes that such compensation is necessary and appropriate to attract and retain key executives. In fiscal 2011, we obtained approval for a plan intended to comply with Section 162(m) and established a fiscal 2013 incentive compensation program to qualify under Section 162(m). Going forward, compensation decisions related to non-equity bonuses will be designed to qualify under Section 162(m), with the exception of any discretionary awards that the ECC believes are necessary and appropriate to reward and retain the named executive officers.

Section 409A of the Code ("Section 409A") imposes taxes in the event that an employee, including a named executive officer, receives "deferred compensation" that does not satisfy the requirements of Section 409A. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A applies to certain severance arrangements and equity awards. Consequently, to assist our employees in avoiding the taxes imposed by Section 409A, we have structured our equity awards in a manner intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting Considerations

We are required to estimate and record an expense for each equity award over its vesting period. The ECC reviews the effect of the compensation expense under FASB ASC 718 for equity compensation to the named executive officers.

Insider Trading/Anti-Hedging

All employees, officers and directors of, and consultants and contractors to, Marvell or any of its subsidiaries are subject to our Insider Trading Prohibition Policy and Guidelines. The policy prohibits the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of material nonpublic information in securities trading. The policy also includes specific anti-hedging provisions.

To ensure compliance with the policy and applicable federal and state securities laws, all individuals subject to the policy must refrain from the purchase or sale of our securities except in designated trading windows. Even during a trading window period, certain identified insiders, which include the named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities. The anti-hedging provisions prohibit all employees, officers and directors from engaging in "short sales" of our securities or in trading market exchanged "derivative securities" tied to our securities.

In April 2008, our board of directors amended our insider trading policy to permit Rule 10b5-1 trading plans. Other than Dr. Pantas Sutardja, who adopted a Rule 10b5-1 trading plan in January 2012, none of our named executive officers have implemented a Rule 10b5-1 plan.

Key Fiscal 2014 Compensation Program Changes

For fiscal 2014, Marvell made significant efforts to adapt its compensation philosophy and principles to respond to shareholder feedback; continue to promote better alignment of the interests of named executive officers, broader employee groups and shareholders; and reward the achievement of key strategic goals.

Fiscal 2014 Peer Group Revision

During fiscal 2013, the ECC responded to shareholder feedback by reviewing its pre-existing peer group for alignment with companies that are similar in revenue, industry segment and/or which compete with us for talent. Following its review, the ECC made changes to the peer group, as described below. In addition, the ECC acknowledges that the peer group should continue to evolve in tandem with Marvell's evolving size, performance, and business strategy. As a result, the ECC will continue monitoring the peer group to ensure that peers are similar in terms of revenue, industry segment and/or competition for talent. The ECC utilized competitive market compensation data based on the practices of the revised peer group to guide fiscal 2014 pay decision:

Peer Group for Fiscal 2014

Company	Status for Fiscal 2014 Peer Group
Adobe Systems Incorporated	Remained Peer
Advanced Micro Devices, Inc.	Remained Peer
Altera Corporation	New Peer
Analog Devices, Inc.	Remained Peer
Broadcom Corporation	Remained Peer
Juniper Networks, Inc.	Remained Peer
LSI Corporation	Remained Peer
NetApp, Inc.	Remained Peer
NVIDIA Corporation	Remained Peer
QUALCOMM Incorporated	Remained Peer
Xilinx, Inc.	Remained Peer
Texas Instruments Inc	Removed

Description of Fiscal 2014 Peer Group

- Consists of semiconductor companies and other similarly-sized companies in the technology industry the ECC believed to be generally comparable to us in terms of revenue, EBITDA margin and market value.

Changes from Fiscal 2013 Peer Group

- The ECC took the following actions related to Marvell's fiscal 2014 peer group:
  - Removed Texas Instruments Inc. due to concerns over company's current size relative to that of Marvell's;
  - Included Altera Corporation, a smaller company relative to Marvell's size but one with which Marvell competes for talent; and
  - Kept Broadcom Corporation as a peer despite company's current size relative to that of Marvell's because the ECC determined the company to be a direct competitor with Marvell, both in terms of business and talent.

Fiscal 2014 Salaries

Following the year-end assessment of officer and company performance, a study of officer compensation relative to the peer companies and a review of shareholder feedback, the ECC decided to approve no salary increase for the CEO and CTO for fiscal 2014, resulting in salaries below the median of peer company salary data (as available at the time that the ECC approved our fiscal 2014 compensation programs). As of April 1, 2013, Mr. Feller's base salary for his role as Controller was increased from $274,010 to $285,000 and the ECC also agreed to continue to provide an additional supplemental $50,000 annualized compensation as long as he serves in his capacity as Interim CFO.

Fiscal 2014 Annual Incentive Plan

Similar to the fiscal 2013 plan, the fiscal 2014 annual incentive plan for officers will be funded based on achievement of aggressive revenue and operating profit goals. In response to shareholder feedback, the ECC agreed to institute much more challenging performance goals for the officers, further working to align executive pay with company performance. The fiscal 2014 incentive plan is intended to qualify under Section 162(m). The target and maximum amount of awards payable for each of our named executive officers is set forth in the table below:

Executive	Fiscal 2014 Base Salary	Target Annual Incentive Opportunity	Maximum Annual Incentive Opportunity
Dr. Sehat Sutardja	$850,000	$318,750 (37.5% of Base Salary)	$1,275,000 (150.0% of Base Salary)
Mr. Brad Feller[1]	$285,000	$ 28,500 (10.0% of Base Salary)	$ 114,000 (40.0% of Base Salary)
Dr. Pantas Sutardja	$425,000	$ 53,125 (12.5% of Base Salary)	$ 212,500 (50.0% of Base Salary)

(1) Mr. Feller's annual incentive opportunity is based on his fiscal 2014 Controller base salary of $285,000, which excludes the supplemental $50,000 in his capacity as Interim CFO.

Fiscal 2014 Long-Term Incentive Awards

Marvell's compensation packages are designed to ensure that a substantial portion of named executive officer compensation is linked to incentivizing and rewarding the increase of our market capitalization through sustained company performance and share price growth. For fiscal 2014 and in response to shareholder feedback, the ECC decided to accomplish this objective by granting the following:

- 75% of equity granted in the form of options; and;
- 25% of equity granted in the form of RSUs.

Therefore, for fiscal 2014, named executive officers received two different equity vehicles:

- Stock options that have a ten-year term and vest over three years starting on April 1, 2015; and
- RSUs that vest in full on April 1, 2014.

Each of the foregoing stock option and RSU awards were made pursuant to the 1995 Stock Plan and were granted on April 30, 2013. The exercise price of each stock option award is equal to $10.76, the closing price of our common shares as reported on the NASDAQ Global Select Market on April 30, 2013.

The table below provides the number of shares underlying the equity awards granted on April 30, 2013:

	RSUs		Stock Options		
Executive	**Number**	**Grant Date Value**	**Number**	**Grant Date Value**	**Total Value**
Dr. Sehat Sutardja	200,000	$2,104,000	1,500,000	$5,112,450	$7,216,450
Mr. Brad Feller [1]	4,000	$ 42,080	45,000	$ 153,374	$ 195,454
Dr. Pantas Sutardja	20,000	$ 210,400	150,000	$ 511,245	$ 721,645

(1) Mr. Feller's options consist of 30,000 time-based options and 15,000 supplemental options for his service as Interim CFO. The supplemental options will vest 50% per year over two years.

The ECC intends that the market positioning of the fiscal 2014 officer compensation packages will be consistent with the compensation philosophy and compensation principles discussed above. The table below presents the resulting positioning of fiscal 2014 compensation for our named executive officers using two methodologies:

(i) As a percentage of the median (50th percentile) of competitive compensation data collected for the 2014 peer group companies; and

(ii) As the percentile rank relative to competitive compensation data collected for the 2014 peer group companies.

The value attributed to the equity awards is equal to the grant date accounting value of the awards. The competitive compensation positioning for our named executive officers is relative to publicly disclosed compensation information for the 2014 peer group companies as available at the time that the ECC approved our fiscal 2014 compensation programs, and therefore reflects historical not current year compensation. For purposes of the table below, "AIP" means Annual Incentive Plan, "LTI" means Long-Term Incentive. Mr. Feller is excluded from the table below as he remains in the role of Interim CFO and Controller and was not formally compared to peer group data when determining fiscal 2014 compensation. However, if Mr. Feller had been compared to peer group CFOs, his fiscal 2014 target total direct compensation would be lower than all peer CFOs.

		As a % of Median of 2014 Peer Group Companies		Percentile Rank Relative to 2014 Peer Group Companies	
Pay Element	**Performance Assumption**	**Dr. Sehat Sutardja**	**Dr. Pantas Sutardja**	**Dr. Sehat Sutardja**	**Dr. Pantas Sutardja**
Salary	—	94%	97%	38th	22nd
Total Cash Compensation (Salary + AIP)	Target AIP Payout	55%	51%	1st	1st
Total Cash Compensation (Salary + AIP)	Maximum AIP Payout	100%	68%	50th	7th
Total Direct Compensation (Salary + AIP + LTI)	Target AIP Payout	74%	41%	37th	1st
Total Direct Compensation (Salary + AIP + LTI)	Maximum AIP Payout	82%	46%	41st	3rd

Compensation Committee Report

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, except to the extent that the company specifically incorporates the information by reference in such filing.

The ECC for fiscal 2013 consisted of the following members: Dr. Gromer, Dr. Hsu (until his resignation on June 28, 2012), Dr. Kassakian and Mr. Krueger. Dr. Thakur was appointed to the ECC on March 21, 2013.

The ECC has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the ECC has recommended to our board of directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013 and this proxy statement.

Respectfully submitted by the members of the ECC of our board of directors:

Dr. Juergen Gromer (Chair)
Dr. John G. Kassakian
Mr. Arturo Krueger
Dr. Randhir Thakur

Summary Compensation Table for Fiscal 2013, 2012 and 2011

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dr. Sehat Sutardja	2013	841,346(5)	—	3,040,000	8,751,750	—	—	1,517(6)	12,634,613
President and Chief	2012	783,076(7)	—	—	11,324,040	180,000	—	283,056(8)	12,570,172
Executive Officer	2011	691,731(9)	1,200,000	6,489,747	2,443,275	—	—	5,186(10)	10,829,939
Brad D. Feller (11) Interim Chief Financial Officer	2013	287,642(12)	40,000	—	656,381	—	—	2,598(13)	986,621
Dr. Pantas Sutardja	2013	423,442(14)	—	638,400	1,983,730	—	—	3,517(15)	3,049,089
Vice President, Chief	2012	413,292(16)	—	—	2,426,580	24,960	—	156,030(17)	3,020,862
Technology Officer and Chief Research and Development Officer	2011	400,000	180,000	446,794(18)	488,655	—	—	2,990(19)	1,518,439
Clyde R. Hosein (20)	2013	348,692(21)	—	805,600	1,983,730	—	—	75,813(22)	3,213,835
Former Chief Financial	2012	464,953(23)	—	—	2,426,580	56,160	—	5,964(24)	2,953,657
Officer	2011	450,000	337,500	899,592	781,848	—	—	4,810(25)	2,473,750

(1) The dollar value of RSUs shown represents the grant date fair value calculated on the basis of the fair market value of the underlying common shares on the grant date in accordance with FASB ASC Topic 718 and without any adjustment for estimated forfeitures. The actual value that an executive will realize on each RSU award will depend on the price per share of our common shares at the time shares underlying the RSUs are sold. There can be no assurance that the actual value realized by an executive will be at or near the grant date fair value of the RSUs awarded.

(2) The dollar value of the options shown represents the estimated grant date fair value determined in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model, with no adjustment for estimated forfeitures. For a discussion of valuation assumptions used in the calculations, see Note 12 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Annual Report Form 10-K for fiscal 2013. The actual value, if any, that an executive may realize on each option will depend on the excess of the stock price over the exercise price on the date the option is exercised and the shares underlying such option are sold. There is no assurance that the actual value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(3) Companies make different assumptions regarding the volatility input when determining the estimated grant date fair value of stock option awards in accordance with FASB ASC Topic 718. We used an equally weighted combination of historical stock price volatility and implied volatility in our financial statements beginning in fiscal 2012, while prior to fiscal 2012 we used the historical volatility in our financial statements. The implied volatility is derived from traded options on our stock in the marketplace and the historical volatility is based on the actual historical changes in our stock price over an extended period of time prior to the grant. Because many companies use only an implied volatility, which is based on the level of volatility assumed in the market prices of freely traded options as of the date of grant, we believe it is useful to provide investors with what the value of stock option awards would be had we used only implied volatility as an input for comparative purposes. The following table presents the grant date fair value of our stock option awards in fiscal 2013 assuming an implied volatility of 37% (compared to a blended implied and historical volatility of 44%), and the grant date fair value of our stock option awards in fiscal 2012 assuming an implied volatility of 34% (compared to a blended implied and historical volatility of 42%).

Named Executive Officer	Fiscal Year	Option Awards Calculation Using Blended Volatility ($)	Option Awards Calculation Using Implied Volatility ($)	(Decrease) to Total Compensation Using Implied Volatility ($)
Dr. Sehat Sutardja	2013	8,751,750	7,581,000	(1,170,750)
Dr. Sehat Sutardja	2012	11,324,040	9,200,448	(2,123,592)
Brad D. Feller	2013	656,381	568,575	(87,806)
Dr. Pantas Sutardja	2013	1,983,730	1,718,360	(265,370)
Dr. Pantas Sutardja	2012	2,426,580	1,971,525	(455,055)
Clyde R. Hosein	2013	1,983,730	1,718,360	(265,370)
Clyde R. Hosein	2012	2,426,580	1,971,525	(455,055)

(4) The amounts shown in this column represent annual cash incentive awards made to the named executive officers under our Executive Incentive Performance Plan, which is Section 162(m) compliant. Further information regarding the fiscal 2013 awards is included in the section entitled "Key Elements of Executive Compensation for Fiscal 2013-Fiscal 2013 Annual Incentive Plan" in the Compensation Discussion and Analysis above. No awards were made under this performance plan in fiscal 2013.

(5) On April 21, 2012, the ECC approved an increase to Dr. Sehat Sutardja's annual salary from $800,000 to $850,000 effective as of April 1, 2012.

(6) This amount includes premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,517.

(7) On April 29, 2011, the ECC approved an increase to Dr. Sehat Sutardja's annual salary from $700,000 to $800,000 effective as of April 1, 2011.

(8) This amount includes premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,518 and cash out of accrued vacation of $1,538. In addition, we filed notification and report forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and paid related filing fees of $280,000 required by the delivery of Marvell common shares to Dr. Sehat Sutardja and Ms. Weili Dai in connection with the exercise of stock options provided pursuant to the 1995 Stock Plan. Dr. Sehat Sutardja and Ms. Dai are husband and wife.

(9) On April 12, 2010, the ECC approved an increase to Dr. Sehat Sutardja's annual salary from $657,000 to $700,000 effective as of April 1, 2010.

(10) This amount includes a premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,031 and incremental cost for personal use of the company-leased corporate jet. The total incremental cost as estimated by us for the personal use of the corporate aircraft was $4,155, including aircraft costs for fuel, fees for landing and parking and pilot expenses for food, hotels and car rental. During fiscal 2011, Dr. Sehat Sutardja was accompanied on a business trip by two passengers that were attributable for tax purposes to his personal use. For more information regarding the corporate aircraft policy, please see the section entitled "Elements of Executive Compensation-Benefits" in the Compensation Discussion and Analysis above.

(11) Mr. Feller was appointed as Interim Chief Financial Officer effective as of October 16, 2012.

(12) At the time of Mr. Feller's initial appointment as Interim CFO, Mr. Feller did not receive a salary increase to reflect his additional responsibilities. Following the conclusion of fiscal 2013, Mr. Feller was awarded an annualized supplemental salary increase of $50,000 retroactive to October 16, 2012 in recognition of his service as Interim CFO for an annualized base salary of $324,010 for the period between October 16, 2012 and April 1, 2013. The $50,000 annualized salary increase will continue until conclusion of his service as Interim CFO.

(13) This amount includes matching contributions to 401(k) of $2,000 and premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $598.

(14) On April 21, 2012, the ECC approved an increase to Dr. Pantas Sutardja's annual salary from $416,000 to $425,000 effective as of April 1, 2012.

(15) This amount includes matching contributions to 401(k) of $2,000 and premium for basic life insurance of 2.5 times annual salary up to $600,000 of $1,517.

(16) On April 29, 2011, the ECC approved an increase to Dr. Pantas Sutardja's annual salary from $400,000 to $416,000 effective as of April 1, 2011.

(17) This amount includes matching contributions to 401(k) of $2,000, cash out of accrued vacation of $28,000 and premium for basic life insurance of 2.5 times annual salary up to $600,000 of $1,030. In addition, we also filed notification and report forms pursuant to the HSR Act and paid related filing fees of $125,000 required by the delivery of Marvell common shares to Dr. Pantas Sutardja in connection with the vesting of RSUs provided pursuant to the 1995 Stock Plan.

(18) A performance-based RSU award was made on April 12, 2010 for 100,000 shares that was not included in the calculation consistent with the estimate of aggregate compensation cost we recognized over the service period under FASB ASC Topic 718. The grant date fair value of this award assuming that the highest level of performance conditions would have been achieved was $2,114,000. The performance criteria for this award were not met and 100,000 shares subject to the award were cancelled.

(19) This amount includes matching contributions to 401(k) of $2,000 and premium for basic life insurance of 2.5 times annual salary up to $600,000 of $990.

(20) Mr. Hosein resigned as Chief Financial Officer and Secretary effective as of October 16, 2012.

(21) On April 21, 2012, the ECC approved an increase to Mr. Hosein's annual salary from $468,000 to $480,000 effective as of April 1, 2012.

(22) This amount includes matching contributions to 401(k) of $1,500, opt out of medical insurance benefit of $2,192, premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,109 and cash out of accrued vacation upon Mr. Hosein's resignation of $71,012.

(23) On April 29, 2011, the ECC approved an increase to Mr. Hosein's annual salary from $450,000 to $468,000 effective as of April 1, 2011.

(24) This amount includes matching contributions to 401(k) of $2,000, opt out of medical insurance benefit of $2,446 and premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,518.

(25) This amount includes matching contributions to 401(k) of $2,000, opt out of medical insurance benefit of $1,292 and premium for basic life insurance of 2.5 times annual salary up to $600,000 in the amount of $1,518.

Grants of Plan-Based Awards in Fiscal 2013

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (4) (5)
		Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)				
Dr. Sehat Sutardja	04/21/2012	—	—	—	—	—	—	—	1,500,000	15.20	8,751,750
	04/21/2012	—	—	—	—	—	—	200,000	—	—	3,040,000
	04/26/2012	0	1,275,000	2,550,000	—	—	—	—	—	—	—
Brad D. Feller	04/21/2012	—	—	—	—	—	—	—	112,500	15.20	656,381
Dr. Pantas Sutardja	04/21/2012	—	—	—	—	—	—	—	340,000	15.20	1,983,730
	04/21/2012	—	—	—	—	—	—	42,000	—	—	638,400
	04/26/2012	0	212,500	425,000	—	—	—	—	—	—	—
Clyde R. Hosein (6)	04/21/2012	—	—	—	—	—	—	—	340,000	15.20	1,983,730
	04/21/2012	—	—	—	—	—	—	53,000	—	—	805,600
	04/26/2012	0	384,000	768,000	—	—	—	—	—	—	—

(1) The amounts represent the threshold, target and maximum dollar payouts under our Executive Incentive Performance Plan for fiscal 2012. The payment for threshold performance ranges from 0% to 200% of target. This plan is intended to qualify under Section 162(m). The following targets were approved for each of the named executive officers; Dr. Sehat Sutardja (150% of base salary); Dr. Pantas Sutardja (50% of base salary); and Clyde R. Hosein (80% of base salary). There were no payments made under this performance plan for fiscal 2013. Mr. Feller did not participate in this plan. Further information regarding this plan is included in the section entitled "Elements of Executive Compensation-Fiscal 2013 Annual Incentive Plan" in the Compensation Discussion and Analysis above.

(2) Amounts shown represent RSUs issued under the 1995 Stock Plan that will, in general, vest in four equal annual installments upon the named executive officer's completion of each year of service over a four-year service period, measured from April 1, 2012.

(3) Amounts shown represent options issued under the 1995 Stock Plan that will, in general, vest and become exercisable in four equal annual installments upon the named executive officer's completion of each year of service over a four-year service period, measured from April 1, 2012. The options have a term of 10 years from the date of grant.

(4) The dollar value of RSUs shown represents the grant date fair value calculated on the basis of the fair market value of the underlying common shares on the grant date in accordance with FASB ASC Topic 718 and without any adjustment for estimated forfeitures. The actual value that an executive will realize on each RSU award will depend on the price per share of our common shares at the time shares underlying the RSUs are sold. There can be no assurance that the actual value realized by an executive will be at or near the grant date fair value of the RSUs awarded.
The dollar value of the options shown represents the estimated grant date fair value determined in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model, with no adjustment for estimated forfeitures. For a discussion of valuation assumptions used in the calculations, see Note 12 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Annual Report Form 10-K for fiscal 2013. The actual value, if any, that an executive may realize on each option will depend on the excess of the stock price over the exercise price on the date the option is exercised and the shares underlying such option are sold. There is no assurance that the actual value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(5) Companies make different assumptions regarding the volatility input when determining the estimated grant date fair value in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model. For additional details on the difference between the aggregate value of fiscal 2012 stock option awards using a blended volatility and implied volatility, see note (3) to the Summary Compensation Table for Fiscal 2013, 2012 and 2011.

(6) Mr. Hosein resigned as Chief Financial Officer and Secretary effective as of October 16, 2012. Each of the awards in the table above was cancelled upon his resignation.

Outstanding Equity Awards at Fiscal 2013 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)	Equity Plan Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)
Dr. Sehat Sutardja	1,000,000(1)	—	—	10.91	12/26/2013	—	—	—	—
	292,000(2)	—	—	34.3750	3/10/2016	—	—	—	—
	162,000(3)	—	—	24.7950	5/25/2016	—	—	—	—
	235,000(4)	—	—	14.01	12/28/2017	—	—	—	—
	226,800(5)	—	—	14.01	12/28/2017	—	—	—	—
	97,500(6)	—	292,500(6)	6.84	12/18/2018	—	—	—	—
	300,000(7)	—	—	6.84	12/18/2018	—	—	—	—
	—	—	—	—	—	50,000(8)	475,000(9)	—	—
	125,000(10)	125,000(10)	—	21.14	4/12/2020	—	—	—	—
	175,000(11)	525,000(11)	—	15.425	4/29/2021	—	—	—	—
	—	—	1,400,000(12)	15.425	4/29/2021	—	—	—	—
	—	—	—	—	—	200,000(13)	1,902,000(9)	—	—
	—	1,500,000(14)	—	15.20	4/21/2022	—	—	—	—
Brad D. Feller	32,666(15)	7,334(15)	—	6.49	11/07/2018	—	—	—	—
	7,500(10)	7,500(10)	—	21.14	4/12/2020	—	—	—	—
	—	—	—	—	—	3,750(8)	35,662(9)	—	—
	1,250(11)	3,750(11)	—	15.425	4/28/2021	—	—	—	—
	—	—	50,000(12)	15.425	4/29/2021	—	—	—	—
	—	—	—	—	—	6,000(16)	57,060(9)	—	—
	—	112,500(14)	—	15.20	4/21/2022	—	—	—	—
Dr. Pantas Sutardja . . .	2,518,332(17)	—	—	10.91	12/26/2013	—	—	—	—
	218,000(2)	—	—	34.3750	3/10/2016	—	—	—	—
	96,000(4)	—	—	14.01	12/28/2017	—	—	—	—
	101,000(5)	—	—	14.01	12/28/2017	—	—	—	—
	120,000(7)	—	—	6.84	12/18/2018	—	—	—	—
	—	—	—	—	—	10,000(8)	95,100(9)	—	—
	25,000(10)	25,000(10)	—	21.14	4/12/2020	—	—	—	—
	37,500(11)	112,500(11)	—	15.425	4/29/2021	—	—	—	—
	—	—	300,000(12)	15.425	4/29/2021	—	—	—	—
	—	—	—	—	—	42,000(13)	399,420(9)	—	—
	—	340,000(14)	—	15.20	4/21/2022	—	—	—	—
Clyde R. Hosein	—	—	—		—	—	—	—	—

(1) These options were fully vested on August 26, 2006. On December 27, 2006, Dr. Sehat Sutardja agreed to amend the option exercise price for such options to the corrected price that would have been applicable had the grants been made using the actual measurement dates for financial accounting purposes. There was no incremental fair value to any modified option awards, computed in accordance with FASB ASC 718. On May 6, 2007, Dr. Sehat Sutardja agreed to reduce the number of shares received in his December 26, 2003 grant by 2,000,000 post-split shares.

(2) Fully vested on January 31, 2009.

(3) Fully vested on May 25, 2008.

(4) Fully vested on June 1, 2011.

(5) Pursuant to the terms of the performance-based stock option agreements with Drs. Sehat Sutardja and Pantas Sutardja, the applicable target EPS for fiscal 2011 was attained and these options were fully vested on March 30, 2011.

(6) This option is subject to the performance-based vesting in four separate and equal annual performance tranches (each a "Tranche") of 97,500 unvested options. Each Tranche will be associated with one of four complete fiscal years, beginning with our fiscal year 2010 and ending with our fiscal year 2013. The Tranche for any fiscal year will become vested and fully exercisable as of the prescribed due date on which our Annual Report on Form 10-K is required to be filed with the SEC for the corresponding fiscal year if our "Modified GAAP Operating Margin" for such fiscal year is equal to or greater than the 60th percentile of the comparably calculated operating margin for the four consecutive fiscal quarters ending on or before our fiscal year for our "Performance Peer Group" (the "Performance Threshold"). If our "Modified GAAP Operating Margin" for any fiscal year performance period is less than the applicable Performance Threshold, the options for such Tranche shall not vest immediately, but shall be added to the unvested options of the following year's Tranche. If at the end of our fiscal year 2013, any performance-based stock options remain unvested as a result of the Performance Threshold not having been achieved for our fiscal year 2013, then such shares shall become eligible to vest in a final fifth annual Tranche associated with our fiscal year 2014. If any performance shares remain unvested as a result of the Performance Threshold not having been achieved for our fiscal year 2014, the remaining unvested options shall expire. The definition of "Modified GAAP Operating Margin" and the list of companies in the "Performance Peer Group" for this performance-based stock option grant is set forth on page 32 of this proxy statement in the Compensation Discussion and Analysis above. Based on the Modified GAAP Operation Margin results for the fiscal 2013 performance period, the ECC determined that the Performance Threshold was not met in fiscal 2013, and 292,500 shares will roll forward to the fiscal 2014 performance period. For more information, please see the Compensation Discussion and Analysis above.

(7) Fully vested on December 15, 2012.

(8) The RSU award vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2010, and 1/4th yearly thereafter.

(9) The price per share of our common shares on the last trading day of fiscal 2013 was $9.51 as reported on the NASDAQ Global Select Market on February 1, 2013.

(10) The option vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2010, and 1/4th yearly thereafter. The option will be fully vested on April 1, 2014.

(11) The option vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2011, and 1/4th yearly thereafter. The option will be fully vested on April 1, 2015.

(12) Performance-based stock options with a market-based condition were granted that have a ten-year term and vest contingent on the achievement of a stringent average stock price hurdle before April 29, 2016. If the closing price of our common shares as reported by the NASDAQ Global Select Market equals or exceeds an average of $24.70 for a period of 200 consecutive trading days prior to the 5th anniversary of the date of grant (the "Trigger Event"), then 100% of the shares subject to the option will vest on the date of the Trigger Event, subject to continued service through both the date of the Trigger Event and April 1, 2013. Each of the performance-based stock options will immediately expire if the Trigger Event does not occur prior to the 5th anniversary of the date of grant.

(13) The RSU award vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2012, and 1/4th yearly thereafter.

(14) The option vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2012, and 1/4th yearly thereafter. The option will be fully vested on April 1, 2016.

(15) The option vests as to 20% of the shares on the one year anniversary of the vesting commencement date, which was November 7, 2008, and 1/60th monthly thereafter The option will be fully vested on November 7, 2013.

(16) The RSU award vests as to 25% of the shares on the one year anniversary of the vesting commencement date, which was April 1, 2011, and 1/4th yearly thereafter.

(17) Fully vested on December 26, 2007. On December 27, 2006, Dr. Pantas Sutardja agreed to amend the option exercise price for such options to the corrected price that would have been applicable had the grants been made using the actual measurement dates for financial accounting purposes. There was no incremental fair value to any modified option awards, computed in accordance with ASC 718.

Option Exercises and Stock Vested in Fiscal 2013

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise(#)**	**Value Realized on Exercise($)**	**Number of Shares Acquired on Vesting(#)**	**Value Realized on Vesting($) (1)**
Dr. Sehat Sutardja	—	—	25,000	393,250
	115,800(2)	1,127,222	—	—
Brad D. Feller	—	—	3,875(3)	60,954
Dr. Pantas Sutardja	—	—	5,000	78,650
	41,668(4)	251,837	—	—
Clyde R. Hosein (5)	—	—	5,000	78,650
	50,000(5)	59,500	—	—

(1) The RSUs vested and were released on April 1, 2012 at $15.73 per share.

(2) Dr. Sehat Sutardja exercised on option with an exercise price of $6.0025 on March 30, 2012 that was set to expire on June 6, 2012.

(3) Mr. Feller had two separate awards vest on April 1, 2011 for 2,000 shares and 1,875 shares.

(4) Dr. Pantas Sutardja exercised an option with an exercise price of $6.0025 June 1, 2012 that was set to expire on June 6, 2012.

(5) Mr. Hosein exercised an option with an exercise price of $6.84 on November 2, 2012.

Employment Contracts and Change-in-Control Arrangements

Other than for Mr. Hosein, our former Chief Financial Officer and Secretary, during fiscal 2013, we did not have any employment agreements with any of our named executive officers, nor do we have any compensatory plan or arrangement that would result in any payments to any named executive officers upon such officer's resignation, retirement or other termination or from a change-in-control. Any of our named executive officers may resign at any time and the employment of any named executive officer may be terminated at any time by our board of directors. Upon such resignation or termination, our executive officers would be entitled to receive earned but unpaid salary and bonus and accrued but unused vacation pay.

Clyde R. Hosein

On May 29, 2008, our board of directors appointed Clyde R. Hosein as our Chief Financial Officer effective as of June 23, 2008. In connection with Mr. Hosein's employment with us, we and Mr. Hosein entered into an employment offer letter executed on May 29, 2008. Mr. Hosein was later appointed as our Corporate Secretary effective as of September 10, 2008 and our Interim Chief Operating Officer on October 20, 2008. On March 29, 2010, Mr. Hosein concluded his service as our Interim Chief Operating Officer and continued to serve as our Chief Financial Officer and Secretary. Mr. Hosein resigned as Chief Financial Officer and Secretary effective as of October 16, 2012. No severance payments were made upon his resignation pursuant to the employment agreement described below.

Mr. Hosein's employment agreement provided for severance benefits if within 12 months of a change-in-control, his employment was terminated other than for "cause," if Mr. Hosein's employment was terminated for "good reason" or if Mr. Hosein's employment was terminated within 30 days after being removed as Chief Financial Officer of the ultimate parent corporation of the surviving entity. In the event one of the foregoing occurs, then:

- the sign-on bonus repayment obligation, if then in effect, would be forgiven;
- Mr. Hosein would be entitled to immediate vesting of all stock options that would have vested in the one-year period following termination; and
- Mr. Hosein would be entitled to a lump sum payment equal to 12 months of Mr. Hosein's then current salary and target incentive payments.

Mr. Hosein's employment agreement provided for severance benefits in the event his employment was terminated without cause or if Mr. Hosein's employment was terminated for good reason. In the event one of the foregoing occurs, then:

- Mr. Hosein would be entitled to receive a lump sum payment equal to 12 months of Mr. Hosein's then current salary and target incentive payments; and
- Mr. Hosein would be entitled to immediate vesting of any unvested portion of the 450,000 time-based options that would have vested in the one-year period following the termination date;

provided that if Mr. Hosein terminated his employment voluntarily and not for good reason he would receive no further salary or incentive payments beyond those he would ordinarily be entitled to through the date of termination, all equity award vesting would cease on the termination date and he would forfeit all rights to any portion of any equity award that was unvested on the termination date.

"Cause" was defined as any of the following: (i) Mr. Hosein's willful and continued failure to perform the duties and responsibilities customary of his position after he has been delivered a written demand for performance from our Chief Executive Officer, which describes the basis for his belief that he has not substantially performed his duties and provides him with 90 days to take corrective action; (ii) any act of personal and intentional dishonesty taken by him in connection with his responsibilities as our employee with the intention or reasonable expectation that such action may result in his substantial personal enrichment;

(iii) Mr. Hosein's conviction of, or plea of *nolo contendere* to, a felony that our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business; (iv) a breach of any fiduciary duty owed to us by him that has a material detrimental effect on our reputation or business; (v) Mr. Hosein being found liable in any SEC or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not he admits or denies liability); (vi) Mr. Hosein's (A) obstructing or impeding, (B) endeavoring to influence, obstruct or impede, or (C) failing to materially cooperate with, any investigation authorized by our board of directors or any governmental or self-regulatory entity (an "Investigation"), however, Mr. Hosein's failure to waive attorney-client privilege relating to communications with his own attorney in connection with an Investigation will not constitute "cause"; or (vii) Mr. Hosein's disqualification or bar by any governmental or self-regulatory authority from serving in the capacity contemplated by this letter or his loss of any governmental or self-regulatory license that is reasonably necessary for him to perform his responsibilities to us under the terms of his offer letter, if (A) the disqualification, bar or loss continues for more than 30 days, and (B) during that period we use our good faith efforts to cause the disqualification or bar to be lifted or the license replaced.

"Good Reason" was defined as any of the following: (a) the assignment to Mr. Hosein of any duties inconsistent with his position, duties, responsibilities, reporting requirement, and status with us; (b) the material diminishment of his duties, responsibilities, or authority; (c) a reduction of more than 10% in the rate of pay he was receiving, even if a similar reduction applies generally to other executive officers of the company; (d) a reduction of less than 10% in the rate of pay he was receiving, unless a similar reduction applies generally to other executive officers of us; (e) a material reduction of any benefits, perquisites, pensions, life or medical insurance or disability plans, other than a reduction that is generally applicable to other executive officers of us; or (f) any relocation of his place of employment more than 50 miles from the current location.

The receipt of any severance or other benefits would have been subject to Mr. Hosein signing and not revoking a standard separation agreement and mutual release of claims.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares as of April 26, 2013, except as noted otherwise, for:

- each person or entity who is known by us to own beneficially more than 5% of our outstanding shares;
- each of our directors and nominees for director;
- each of our named executive officers named in the Summary Compensation Table on page 41 of this proxy statement; and
- all directors and current executive officers as a group.

Unless otherwise indicated, the address of each of the beneficial owners is c/o Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, CA 95054.

Name	Shares Beneficially Owned (1)	
	Number	Percent **
5% Shareholders:		
Greenlight Capital, LLC (2) 140 East 45th Street New York, NY 10017	50,102,443	10.1%
BlackRock, Inc (3). 40 East 52nd Street New York, NY 10022	35,017,013	7.1%
Weili Dai(4)	68,571,436	13.7%
Directors and Executive Officers:		
Dr. Sehat Sutardja (5)	68,571,436	13.7%
Dr. Pantas Sutardja (6)	40,245,658	8.1%
Brad D. Feller (7)	87,961	*
Clyde R. Hosein (8)	33,536	*
Dr. Juergen Gromer (9)	99,946	*
Dr. John G. Kassakian (10)	89,946	*
Arturo Krueger (11)	161,946	*
Dr. Randhir Thakur	0	*
Directors and current executive officers as a group (7 persons) (12)	109,256,893	21.7%

* Less than one percent.

** The percentage of beneficial ownership for the following table is based on 496,672,544 shares outstanding on April 26, 2013.

(1) Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under applicable law. The number of shares beneficially owned by each shareholder is determined in accordance with the rules of the SEC and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares with respect to which the shareholder has sole or shared voting or investment power and any shares that the shareholder has a right to acquire within 60 days after April 26, 2013 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding shares, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted options or warrants into shares. Unless otherwise noted, the amounts shown are based on information furnished by the people named.

(2) Based solely on information reported by Greenlight Capital, L.L.C ("Greenlight LLC"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management GP"), DME Advisors, LP ("DME Advisors"), DME Capital Management, LP ("DME CM"), DME Advisors GP, LLC ("DME GP" and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, "Greenlight"), and David Einhorn, the principal of Greenlight, on a Form 4 filed with the SEC on April 5, 2013, and reporting ownership as of the filing date. The Form 4 relates to common shares held by

Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners ("Greenlight Offshore") for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the "Managed Account"), (v) Greenlight Capital (Gold), LP ("Greenlight Gold") of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. ("Greenlight Gold Offshore") for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners ("Greenlight Masters"), for which Mr. Einhorn may be deemed to have indirect investment and/or voting power through its general partners and/or investment manager. DME GP is the general partner of DME Advisors and of DME CM. The Schedule 13G/A reports that Mr. Einhorn may be deemed the beneficial owner of 51,802,443 common shares. This number consists of (A) an aggregate of 13,311,202 Common Shares held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 19,208,659 Common Shares held for the account of Greenlight Offshore, (C) 5,977,287 Common Shares held for the account of Greenlight Gold, (D) 5,855,295 Common Shares held for the account of Greenlight Gold Offshore, (E) 7,131,000 Common Shares held for the Managed Account, and (F) 319,000 Common Shares held for the account of Greenlight Masters.

(3) Based solely on information reported on a Schedule 13G filed with the SEC on January 30, 2013, by BlackRock, Inc., consists of 35,017,013 shares beneficially held by BlackRock, Inc., for which it possesses sole voting and dispositive power.

(4) Consists of 665,000 shares subject to stock options held by Ms. Dai that are currently exercisable or will become exercisable within 60 days after April 26, 2013 and 3,225,800 shares subject to stock options held by Dr. Sehat Sutardja that Ms. Dai may be deemed to have beneficial ownership of and that are currently exercisable or will become exercisable within 60 days after April 26, 2013; 46,427,302 shares held jointly by Dr. Sehat Sutardja and Ms. Dai, of which Dr. Sehat Sutardja and Ms. Dai share voting and dispositive power; and 18,253,334 shares held by The Sutardja Family Partners, a California family limited partnership, of which Dr. Sehat Sutardja and Ms. Dai are the general partners and share voting and dispositive power. Dr. Sehat Sutardja and Ms. Dai are husband and wife.

(5) Consists of 3,225,800 shares subject to stock options held by Dr. Sehat Sutardja that are currently exercisable or will become exercisable within 60 days after April 26, 2013 and 665,000 shares subject to stock options held by Ms. Dai that Dr. Sehat may be deemed to have beneficial ownership of and that are currently exercisable or will become exercisable within 60 days after April 26, 2013; 46,427,302 shares held jointly by Dr. Sehat Sutardja and Ms. Dai, of which Dr. Sehat Sutardja and Ms. Dai share voting and dispositive power; and 18,253,334 shares held by The Sutardja Family Partners, a California family limited partnership, of which Dr. Sehat Sutardja and Ms. Dai are the general partners and share voting and dispositive power. Dr. Sehat Sutardja and Ms. Dai are husband and wife.

(6) Consists of 3,250,832 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013 and 36,994,826 shares held by the Sutardja Chuk Revocable Family Trust, of which Dr. Pantas Sutardja has shared voting and dispositive power. 2,011,135 of such shares are held in an account that could be deemed a margin account.

(7) Consists of 78,208 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013.

(8) Mr. Hosein served as our Chief Financial Officer and Secretary until October 16, 2013. The beneficial ownership table reflects the number of shares owned by Mr. Hosein as of the date of his departure.

(9) Consists of 95,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013.

(10) Consists of 83,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013.

(11) Consists of 157,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013.

(12) Consists of 6,889,840 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after April 26, 2013.

RELATED PARTY TRANSACTIONS

The nominating and governance committee is responsible for review, approval or ratification of "related-person transactions" between us or our subsidiaries and related persons. Under SEC rules and our written policy, a "related person" is a director, officer, nominee for director, or 5% shareholder since the beginning of the last fiscal year and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of related transactions in which Marvell or a subsidiary is a participant, the amount involved exceeds $120,000 in any calendar year and a related person has a direct or indirect material interest. Pursuant to our policy, the following transactions will not be deemed to be related person transactions requiring approval by the nominating and governance committee:

- *Employment of executive officers.* Any employment by us of an executive officer of Marvell if: (a) the related compensation is required to be reported in our proxy statement under SEC compensation disclosure rules; or (b) the executive officer is not an immediate family member of another executive officer or director of our company, and the related compensation would have been reported in our proxy statement under SEC compensation disclosure rules if the executive officer was a "named executive officer," and the ECC approved (or recommended that our board of directors approve) such compensation.
- *Director compensation.* Any compensation paid to a director if the compensation is required to be reported in our proxy statement under SEC compensation disclosure rules.
- *Certain transactions with other companies.* Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total annual revenues.
- *Transactions where all shareholders receive proportional benefits.* Any transaction where the related person's interest arises solely from the ownership of a class of our equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis (e.g., dividends).
- *Transactions involving competitive bids.* Any transaction involving a related person where the rates or charges involved are determined by competitive bids.
- *Regulated transactions.* Any transaction with a related person involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- *Certain banking-related services.* Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- *Other Transactions.* Any other transaction where disclosure of such transaction would not be required pursuant to Item 404 of Regulation S-K, as may be amended from time to time.

Marvell International Ltd., a direct subsidiary ("MIL") is party to a technology license agreement with VeriSilicon Holdings Co., Ltd. ("VeriSilicon"). MIL assumed this technology license agreement between VeriSilicon and UTStarcom, Inc. after our acquisition of the semiconductor business of UTStarcom in December 2005. MIL has subsequently entered into various addenda to this agreement for additional technology beyond the scope of the original agreement. During fiscal 2013, MIL entered into two new addenda with VeriSilicon related to the technology license agreement. In addition, in September 2010, MIL entered into a services agreement with VeriSilicon, pursuant to which VeriSilicon has agreed to provide design support services to MIL. Under the services agreement, VeriSilicon helped on three projects for MIL during fiscal 2013. In connection with all of its transactions with VeriSilicon, MIL paid $2.8 million and $1.2 million to VeriSilicon during fiscal 2013 and fiscal 2012, respectively. As of April 26, 2013, we had approximately $271,000 of liability to VeriSilicon. Weili Dai's brother (and Dr. Sehat Sutardja's brother-in-law) is the Chairman, President and Chief Executive Officer of VeriSilicon. Ms. Dai is also a shareholder of VeriSilicon. Ms. Dai is a greater than ten percent shareholder of Marvell and Dr. Sehat Sutardja is our President and Chief Executive Officer. Dr. Sehat Sutardja and Ms. Dai are husband and wife.

In December 2009, MIL entered into a technology license agreement with Vivante Corporation ("Vivante") that provides for the license of graphics technology and associated services. This agreement restates, expands and succeeds previous agreements between the parties for the same technology. In December 2012, the parties renewed this technology license agreement for another three years. The total amount of the license fee was approximately $13.0 million (to be paid over three years) and ten percent for support fees (to be paid over three years). In February 2012, the parties entered into a services agreement, pursuant to which Vivante agreed to provide support services to MIL. In connection with all of its transactions with Vivante, MIL paid $8.6 million and $5.8 million to Vivante during fiscal 2013 and fiscal 2012, respectively. As of April 26, 2013, the Company had approximately $8.4 million of liability to Vivante (which includes amounts payable on renewal of the technology license agreement). Dr. Sehat Sutardja and Ms. Dai, through their ownership and control of Estopia LLC, are indirect shareholders of Vivante. In addition, Dr. Sehat Sutardja is also a direct shareholder and Chairman of the board of directors of Vivante. Ms. Dai's brother (and Dr. Sehat Sutardja's brother-in-law) is the Chief Executive Officer of Vivante.

In December 2012, MIL purchased a three-year license for certain design tools from Nannor Technologies, Inc. The total amount of the license fee was for $225,000. Weili Dai's brother (and Dr. Sehat Sutardja's brother-in-law) is the Chairman and President of Nannor Technologies.

In March 2013 and in connection with our annual compensation review, the audit committee determined that no bonus payout would be made to Ms. Dai for fiscal 2013, her annual base salary would remain at $510,000 and her bonus participation rate for fiscal 2014 would remain at 80% of her base pay. In addition, in April 2013 the audit committee recommended and ECC approved the grants to Ms. Dai of (A) an option to purchase 450,000 common shares at fair market value on the date of grant with service-based vesting 1/3 annually beginning on the second anniversary of the vesting commencement date, which was April 1, 2013, (B) 60,000 RSUs with service-based vesting that vest in full on April 1, 2014, and (C) 100,000 performance-based RSUs based on certain performance metrics for fiscal 2014. In contrast, in connection with our compensation review for the prior year, in April 2012, the audit committee approved (i) a bonus for Ms. Dai with an aggregate value of $400,000, for services performed during the fiscal 2012, (ii) an increase in the annual base salary of Ms. Dai to $510,000 (from 500,000), and (iii) a bonus participation target for Ms. Dai equal to 80% of her base pay, and the audit committee recommended and ECC approved the grants to Ms. Dai of (A) an option to purchase 800,000 common shares at fair market value on the date of grant with service-based vesting annually over four years and (B) 80,000 RSUs with service-based vesting annually over four years.

Indemnification Arrangements

We have agreed to indemnify certain current and former directors, officers and employees of us and our subsidiary Marvell Semiconductor, Inc. for reasonable costs and expenses incurred by such individuals in connection with certain civil actions and governmental investigations relating to our past stock option granting practices. Our agreement to pay reasonable fees and costs is subject to each individual's agreement to reimburse us in the event that it is subsequently determined that the individual is not entitled to indemnification under the Bye-Laws or applicable law. In addition, we have agreed to indemnify Dr. Sehat Sutardja for reasonable fees and expenses that he may incur in challenging potential state and federal tax liabilities under Section 409A arising from his exercise of an option for our common shares.

We have also entered into a standard form of indemnification agreement with each of our named executive officers and directors.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the audit committee with respect to our audited financial statements for the fiscal year ended February 2, 2013. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, except to the extent that the company specifically incorporates the information by reference in such filing.

Established on March 21, 2000, the audit committee is currently comprised of four independent directors: Dr. Gromer, its Chairman, Dr. Kassakian, Mr. Krueger and Dr. Thakur. Dr. Gromer was appointed to the audit committee and as chairman in December 2007, Dr. Kassakian was appointed to the audit committee in May 2012, Mr. Krueger was appointed to the audit committee in August 2005 and Dr. Thakur was appointed to the audit committee in March 2013. Dr. Hsu's term of service on the audit committee concluded as of June 28, 2012. The purpose of the audit committee is to assist our board of directors in its general oversight of our financial reporting, internal controls and audit functions. The audit committee is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of our independent registered public accounting firm.

The audit committee reviews the results and scope of audit and other services provided by the independent registered public accounting firm and reviews the accounting principles and auditing practices and procedures to be used in our financial reporting process, including its systems of internal control, and in the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm for the last fiscal year, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of those financial statements. As more fully explained in the audit committee's charter, the audit committee's responsibility is to provide oversight of and to review those processes. The audit committee does not conduct auditing or accounting reviews or procedures, and relies on information and representations provided by management and the independent auditors. The audit committee has relied on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent registered public accounting firm included in their report on our financial statements.

The audit committee has reviewed and discussed the audited financial statements with our management. Management is responsible for maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. The audit committee was kept apprised of the progress of management's assessment of our internal control over financial reporting and provided oversight to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management at meetings throughout the year. At the conclusion of the process, management provided the audit committee with a report on the effectiveness of our internal control over financial reporting. The audit committee reviewed this report of management and Item 9A, "Control and Procedures," contained in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the SEC, as well as PricewaterhouseCoopers' report of independent registered public accounting firm (included in our Annual Report on Form 10-K) relating to its audit of the consolidated financial statements. The audit committee has reviewed with management and PricewaterhouseCoopers (a) matters related to the conduct of the audit of the consolidated financial statements by the independent registered public accounting firm and its audit of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (b) the additional analyses undertaken and procedures performed by us to support certifications by our Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany our periodic filings with the SEC.

In addition, the audit committee has reviewed and discussed the audited financial statements with PricewaterhouseCoopers, including such items as Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1 AU Section 380), "Communication with Audit Committees," as adopted by the

Public Company Accounting Oversight Board. The audit committee has received from the independent registered public accounting firm, PricewaterhouseCoopers, the written disclosures and the letter required by the Public Company Accounting Oversight Board, and the audit committee has discussed with PricewaterhouseCoopers the independence of the independent registered public accounting firm.

After review of all discussions and all written correspondence described above, as well as such other matters deemed relevant and appropriate by the audit committee, the audit committee recommended to our board of directors that the audited financial statements for the last fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013. The audit committee re-appointed PricewaterhouseCoopers as our independent registered public accounting firm for the year ending February 1, 2014, subject to our shareholders approving such appointment at the 2013 annual general meeting of shareholders.

The Audit Committee

Dr. Juergen Gromer, Chairman
Dr. John G. Kassakian
Arturo Krueger
Dr. Randhir Thakur

PROPOSAL NO. 2:
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), enables our shareholders to vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement beginning on page 22. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation as a whole.

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. Our primary business objective is to create long-term value for our shareholders. To achieve this objective, the executive compensation program is intended to achieve five primary objectives:

- **Market Competitive:** Provide a market-competitive level of total compensation opportunity that reflects the individual executive's role and ability to impact business performance.
- **Performance-Based:** Establish an explicit link between compensation and both overall business results and individual performance.
- **Long-Term Focused:** Promote a long-term focus for our named executive officers through incentive compensation.
- **Aligned with Shareholders:** Align the interests and objectives of our named executive officers and employees with furthering our growth and creating shareholder value.
- **Equity Stake:** Share the enterprise value created by our named executive officers and employees through distribution of equity to key employees.

The ECC believes that both the elements and level of fiscal 2013 compensation for executive officers is consistent with the five primary objectives contained in our compensation philosophy as well as the overall goal of emphasizing sustained share price growth. In particular, the ECC believes that the structure and level of our fiscal 2013 compensation is linked to our business performance. Before casting your vote on this proposal, please carefully review the Compensation Discussion and Analysis to understand how our named executive officer compensation is designed.

We are asking our shareholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the annual general meeting:

> "RESOLVED, that, on an advisory and non-binding basis, the compensation of Marvell's named executive officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures be and is hereby approved."

The say-on-pay vote is advisory, and therefore not binding on us, the ECC or our board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the ECC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our ECC value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders concerns and the ECC will evaluate whether any actions are necessary to address those concerns.

Board Recommendation and Required Vote

Our board of directors unanimously recommends that you vote FOR the approval of Proposal No. 2.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby FOR Proposal No. 2. Assuming the presence of a quorum, the required vote is the affirmative vote of a simple majority of votes cast and entitled to vote at the annual general meeting. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome.

PROPOSAL NO. 3:
RE-APPOINTMENT OF AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX REMUNERATION

In accordance with Section 89 of the Companies Act, our shareholders have the authority to appoint our auditors and independent registered public accounting firm, and to authorize the audit committee, acting on behalf of our board of directors, to fix the remuneration of the auditors and independent registered public accounting firm. At the annual general meeting, shareholders will be asked to re-appoint PricewaterhouseCoopers as our auditors and independent registered public accounting firm, and authorize the audit committee to fix the remuneration of the auditors and independent registered public accounting firm for the fiscal year ending February 1, 2014.

Board Recommendation and Required Vote

Our board of directors unanimously recommends that you vote FOR Proposal No. 3.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby FOR the re-appointment of PricewaterhouseCoopers and the authorization of the audit committee to fix its remuneration. Assuming the presence of a quorum, the required vote is the affirmative vote of at least a simple majority of votes cast and entitled to vote at the annual general meeting. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome. In the event that the shareholders do not re-appoint PricewaterhouseCoopers at the annual general meeting, the existing auditors and independent registered public accounting firm shall hold office until a successor is appointed in accordance with Bermuda law and the Bye-Laws.

INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers have been our auditors and independent registered public accounting firm for the financial statements for each year since the year ended January 31, 1998. Representatives of PricewaterhouseCoopers are expected to be present at the annual general meeting, and they will be given an opportunity to make a statement, if they desire to do so, and will be available to respond to any appropriate questions from shareholders.

Fees Paid to PricewaterhouseCoopers LLP

In addition to retaining PricewaterhouseCoopers to audit the consolidated financial statements for fiscal 2013, we have retained PricewaterhouseCoopers to provide certain other professional services in fiscal 2013. The aggregate fees billed for all services by PricewaterhouseCoopers in fiscal 2013 and fiscal 2012 were as follows:

Audit Fees

The aggregate audit fees for each of the last two fiscal years for professional services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements was $2,856,696 and $2,689,188 for fiscal 2013 and 2012, respectively.

Audit-Related Fees

The aggregate audit-related fees for each of the last two fiscal years for assurance and related services rendered by PricewaterhouseCoopers that were reasonably related to the performance of the audit or review of our financial statements was $2,021 and $52,500 for fiscal 2013 and 2012, respectively. The nature of the audit-related services included certain due diligence related to acquisitions.

Tax Fees

The aggregate tax fees for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers that were related to tax advice, tax compliance and foreign tax matters was $34,328 and $0 for fiscal 2013 and 2012, respectively.

All Other Fees

The aggregate all other fees for each of the last two fiscal years for services and products rendered by PricewaterhouseCoopers other than those reported in the categories above was $1,800 for both fiscal 2013 and 2012, respectively. The nature of the other services included subscription to an accounting regulatory database.

Policy on Pre-Approval and Procedures

The engagement of PricewaterhouseCoopers for non-audit accounting and tax services performed for us is limited to those circumstances where these services are considered integral to the audit services that PricewaterhouseCoopers provides or in which there is another compelling rationale for using its services. Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services for which the company engages PricewaterhouseCoopers after May 6, 2003 require pre-approval by the audit committee. All audit and permitted non-audit service fees were approved by the audit committee.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2014 ANNUAL GENERAL MEETING

Under Rule 14a-8 of the Exchange Act, for a shareholder proposal to be considered for inclusion in the proxy statement for the 2014 annual general meeting of shareholders, we must have received the written proposal by such shareholder at the mailing address of our business offices set forth below, no later than January 16, 2014. Such proposals must comply with the other provisions of Rule 14a-8 and additional applicable SEC rules regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

If you desire to bring a matter before an annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in the Bye-Laws to make a shareholder proposal, including director nominations, not intended to be included in our proxy statement under Rule 14a-8 so long as such proposal complies with the Bye-Laws. In accordance with Sections 12(3)(b), 12(3)(c), 12(4) and 34 of the Bye-Laws, shareholder nominations and proposals may be voted on at an annual general meeting of shareholders only if such nominations and proposals are made pursuant to written notice timely given to our Secretary and accompanied by certain information. To be timely, a shareholder's written notice must be received by us not less than 60 nor more than 180 days prior to the date set for the annual general meeting of shareholders (or if no such date is set, the date that is not less than 60 nor more than 180 days prior to the anniversary of the previous year's annual general meeting of shareholders). To comply with the Bye-Laws, a shareholder must provide appropriate notice to us no earlier than December 27, 2013 and no later than April 28, 2014. The notice must contain the name and business background of any person being nominated by such shareholder as a director and all material information on any proposal, statement or resolution to be put to the meeting and details of the shareholder submitting the proposal, statement or resolution, as well as other information that may be specified by our board of directors and the Bye-Laws as then in effect. Our board of directors will review proposals from eligible shareholders which it receives by that date and will determine whether any such proposal has been received in accordance with the Bye-Laws and whether any such proposal will be acted upon at the annual general meeting of shareholders.

All shareholder proposals or nominations pursuant to this section may be sent to our Assistant Secretary at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

In addition, Section 79 of the Companies Act provides that (i) any number of shareholders representing not less than 5% of the total voting power of the shares eligible to vote at a general meeting of shareholders, or (ii) not less than 100 shareholders may propose any resolution which may properly be moved at the next annual general meeting of shareholders. Upon timely receipt of notice, we shall, at the expense of such shareholder(s), give our other shareholders entitled to receive notice of the next annual general meeting of shareholders notice of such proposed resolution. To be timely, the proposal requiring notice of a resolution must be deposited at our registered office at least six weeks before the next annual general meeting of shareholders. Shareholders satisfying the criteria of Section 79 may also require us to circulate a statement in respect of any matter to come before an annual general meeting of shareholders by notice deposited at our registered office not less than one week prior to the annual general meeting of shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act and the rules promulgated thereunder, our officers and directors and persons who beneficially own more than 10% of our shares are required to file with the SEC and furnish to us reports of ownership and change in ownership with respect to all our equity securities.

Based solely on our review of the copies of such reports received by us during or with respect to the fiscal year ended February 2, 2013, and representations from such reporting persons, we believe that our officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.

OTHER MATTERS

At the time of preparation of this proxy statement, we are not aware of any other matters to be brought before the annual general meeting. No eligible shareholder had submitted notice of any proposal before the printing and mailing of this proxy statement. However, if any other matters are properly presented for action, in the absence of instructions to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote, or refrain from voting, in accordance with their respective best judgment on such matters.

ANNUAL REPORT ON FORM 10-K

YOU MAY OBTAIN, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED FEBRUARY 2, 2013, BY SENDING A WRITTEN REQUEST TO THE FOLLOWING ADDRESS: MARVELL SEMICONDUCTOR, INC., 5488 MARVELL LANE, SANTA CLARA, CALIFORNIA 95054, ATTN: CORPORATE SECRETARY. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT *WWW.MARVELL.COM*.

BY ORDER OF THE BOARD OF DIRECTORS,



Dr. Sehat Sutardja
DR. SEHAT SUTARDJA
Chairman of the Board of Directors, President and Chief Executive Officer

Santa Clara, California
May 14, 2013

Annex A

Marvell Technology Group Ltd.
Unaudited Reconciliations from GAAP to Non-GAAP
(In thousands, except percentages)

	FY 2013
Net Revenue	$3,168,630
GAAP Operating Income	$ 294,657
Stock-based compensation	127,280
Acquisition-related costs (1)	4,851
Amortization and writeoff of acquired intangible assets	52,700
Modified Non-GAAP Operating Income	**479,488**
Percentage of revenue	15.1%
Restructuring	1,257
Legal/Tax related matters (2)	5,258
Non-GAAP Operating Income	**$ 486,003**
Percentage of revenue	15.3%
GAAP Weighted average shares — diluted	563,123
Non-GAAP adjustment	15,442
Non-GAAP Weighted average shares — diluted	**578,565**
GAAP net cash provided by operating activities	$ 729,037
Less:	
Purchases of technology licenses	35,002
Purchases of property and equipment	68,186
Free cash flow (3)	**625,849**
Percentage of revenue	19.8%

(1) Acquisition-related costs include the step-up in fair value of acquired inventory that was sold during the period, and the amortization of retention bonuses required by the terms of the acquisition. Restructuring costs related to recently completed acquisitions are included within "Restructuring" in the table above.

(2) Legal/tax related matters during the twelve months ended February 2, 2013 include an expense of $5.7 million related to an ongoing litigation matter. The amount recorded does not relate to our litigation with Carnegie Mellon University (CMU).

(3) Free cash flow is defined as cash flow from operations, less capital expenditures and purchases of intellectual property licenses.

Annex A

Marvell Technology Group Ltd.
Unaudited Reconciliations from GAAP to Non-GAAP
(In thousands, except percentages)

	FY 2013
Net Revenue	$3,168,630
GAAP Operating Income	$ 294,657
Stock-based compensation	127,280
Acquisition-related costs (1)	4,851
Amortization and writeoff of acquired intangible assets	52,700
Modified Non-GAAP Operating Income	**479,488**
Percentage of revenue	15.1%
Restructuring	1,257
Legal/Tax related matters (2)	5,258
Non-GAAP Operating Income	**$ 486,003**
Percentage of revenue	15.3%
GAAP Weighted average shares — diluted	563,123
Non-GAAP adjustment	15,442
Non-GAAP Weighted average shares — diluted	**578,565**
GAAP net cash provided by operating activities	$ 729,037
Less:	
Purchases of technology licenses	35,002
Purchases of property and equipment	68,186
Free cash flow (3)	**625,849**
Percentage of revenue	19.8%

(1) Acquisition-related costs include the step-up in fair value of acquired inventory that was sold during the period, and the amortization of retention bonuses required by the terms of the acquisition. Restructuring costs related to recently completed acquisitions are included within "Restructuring" in the table above.

(2) Legal/tax related matters during the twelve months ended February 2, 2013 include an expense of $5.7 million related to an ongoing litigation matter. The amount recorded does not relate to our litigation with Carnegie Mellon University (CMU).

(3) Free cash flow is defined as cash flow from operations, less capital expenditures and purchases of intellectual property licenses.

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The Annual General Meeting of Shareholders of

Marvell Technology Group Ltd.

will be held at the
Network Meeting Center at Techmart,
5201 Great America Parkway,
Santa Clara, California 95054
on
Wednesday, June 26, 2013
at 4:00 p.m. Pacific time

CANONS COURT
22 VICTORIA STREET
HAMILTON HM 12
BERMUDA
P 441.296.6395
F 441.296.3328
WWW.MARVELL.COM

MARVELL®



May 14, 2013

Dear Shareholder:

Fiscal 2013 was more challenging than initially expected for us. However, despite the headwinds faced, we generated good free cash flow of $626 million or 20% of revenue. We ended fiscal 2013 with a strong balance sheet comprising approximately $1.9 billion in cash and investments, and no debt. On account of this balance sheet strength, we repurchased and retired approximately 16 percent of our outstanding shares during fiscal 2013. In addition, we paid approximately $100 million in dividends to our shareholders. Revenue for fiscal 2013, which ended on February 2, 2013, was $3.17 billion, a decrease of 7% over the $3.39 billion reported for fiscal 2012, which ended on January 28, 2012.

During fiscal 2013, our storage end market performed better than competition due to share gains. However, we had to navigate a year-over-year decline in the HDD TAM itself. In the networking market, our revenues grew approximately 2% for the year which was significantly better than most of our peers, many of who witnessed mid-to high-single digit revenue declines for the year. In mobile, we endured product transitions which negatively impacted our revenues in fiscal 2013.

During fiscal 2013, we continued to invest in new technologies and successfully introduced several new products during the year. Despite the highly competitive nature of our target end markets, we are optimistic that our continued investments in new technologies will contribute to our growth in fiscal 2014. Our diverse product portfolio in wireless and processor technologies is well suited for the rapidly expanding mobile consumer device markets. Our unified 3G and 4G mobile platform now includes dual-core and quad-core TD, WCDMA, TD-LTE and FDD-LTE technologies. This unified platform is being well received by our customers along with our next generation 802.11ac WiFi technology for mobile communication and computing devices. In storage, we expect continued share gains for our hard disk drive business in both the mobile and enterprise markets. We also expect continued strong growth for our SSD products as they gain increased traction with multiple customers. We also expect to benefit as hybrid products become mainstream. In networking, we expect steady outperformance as our products gain share in newer areas such as the datacenter and telecom service provider markets.

Summarizing the full year, while our business declined in fiscal 2013, we nevertheless had good success in several new products during the year. We will continue to invest in and prioritize our resources to profitably grow the company to the next level. We will continue to design and deliver superior products to all our served end markets in addition to aggressively pursuing new opportunities where our core strengths can be effectively leveraged.

On behalf of our board of directors, I wish to thank all our employees, customers, suppliers and shareholders for their continued dedication and support of Marvell.

Sincerely yours,



DR. SEHAT SUTARDJA
Chairman of the Board of Directors
President and Chief Executive Officer

Directors

Dr. Sehat Sutardja
Chairman of the Board and Founder of Marvell Technology Group Ltd.

Dr. Pantas Sutardja
Founder and Chief Technology Officer and Chief Research and Development Officer of Marvell Technology Group Ltd.

Arturo Krueger
Retired Executive

Dr. Juergen Gromer
Retired Executive

Dr. John G. Kassakian
Professor of Electrical Engineering at Massachusetts Institute of Technology

Dr. Randhir Thakur
Executive Vice President and General Manager of the Silicon Systems Group at Applied Materials, Inc.

Executive Officers

Dr. Sehat Sutardja
President and Chief Executive Officer

Brad D. Feller
Interim Chief Financial Officer

Dr. Pantas Sutardja
Vice, President, Chief Technology Officer and Chief Research and Development Officer

Corporate Headquarters

Canon's Court
22 Victoria Street,
Hamilton HM 12, Bermuda

Transfer Agent

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

***Note on forward-looking information**: This letter, other than the historical information contained herein, contains forward-looking statements regarding our expectations for new products, growth in the end markets we serve, and our ability to design and deliver superior products. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, those risks detailed from time to time in our SEC reports, including our Annual Report on Form 10-K for the fiscal year ended February 2, 2013. These forward looking statements speak only as of the date hereof. We disclaim any intention or obligation to update or revise any forward-looking statements.*